As filed with the Securities and Exchange Commission on August 13, 2010
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

 UniTek Global Services, Inc.
 (Exact name of registrant as specified in its charter)

Delaware	4812	75-2233445
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1777 Sentry Parkway West
Gwynedd Hall, Suite 302
Blue Bell, Pennsylvania 19422
267-464-1700

(Address, including zip code and telephone number,
including area code, of registrant’s principal executive offices)

C. Scott Hisey
Chief Executive Officer
1777 Sentry Parkway West
Gwynedd Hall, Suite 302
Blue Bell, Pennsylvania 19422
267-464-1700

(Name, address, including zip code and telephone number,
 including area code, of agent for service)

With copies to:

Justin W. Chairman, Esq. Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103 Telephone: (215) 963-5000 Facsimile: (215) 963-5001	R. Scott Shean, Esq. B. Shayne Kennedy, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 Telephone: (714) 540-1235 Facsimile: (714) 755-8290

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.00002 per share	$86,250,000	$6,150

(1)  Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)  Includes shares that the underwriter has the option to purchase to cover over-allotment, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

UniTek
GLOBAL SERVICES

Connecting the Wired
and Wireless Worlds

DIRECTV
1 800 DIRECTV
directv.com

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED
AUGUST 13, 2010

UniTek Global Services, Inc.
Common Stock
$     per share

We are offering     shares of our common stock by this prospectus.

Our common stock is currently listed on the Over-the-Counter Bulletin Board under the symbol “UGLB.OB.”  As of August 12, 2010, the last reported sale price of our common stock was $0.75 per share.  We are applying to list our common stock on the NASDAQ Global Market under the symbol “UNTK,” concurrently with the consummation of this offering.

Investing in our common stock involves a high degree of risk.  You should read this entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 9.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to us	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriter an option, exercisable within 30 days after the date of this prospectus, to purchase up to      additional shares of our common stock upon the same terms and conditions as the shares offered by this prospectus to cover over-allotments, if any.

The underwriter expects to deliver the shares of common stock to purchasers on or about       , 2010.

Roth Capital Partners

The date of this prospectus is          , 2010.

TABLE OF CONTENTS

You should rely only on the information contained or incorporated by reference in this prospectus and in any free writing prospectus that we have authorized for use in connection with this offering. Neither we nor the underwriter has authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriter is making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Some of the industry and market data contained in this prospectus are based on independent industry publications or other publicly available information, while other information is based on our internal sources. Although we believe that each source is reliable as of its respective date, the information contained in such sources has not been independently verified, and neither we nor the underwriter can assure you as to the accuracy or completeness of this information.

 TRADEMARKS, TRADE NAMES AND SERVICE MARKS

UniTek and UniTek Global Services are trademarks of UniTek Global Services, Inc. All other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, any trademarks referred to in this prospectus may appear without the ® symbol, but such references are not intended to indicate, in any way, that the owner of such trademark will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks.

PROSPECTUS SUMMARY

This summary highlights certain information described in more detail later in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should carefully read the more detailed information set out in this prospectus, especially the risks related to our business and investing in our common stock that we discuss under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the consolidated financial statements and related notes appearing elsewhere in this prospectus or incorporated by reference herein.  References in this prospectus to “we,” “us,” “our,” “the Company,” “our Company,” and “UniTek” refer to UniTek Global Services, Inc. and its consolidated subsidiaries, unless the context requires otherwise.

UniTek Global Services

We are a leading full-service provider of permanently outsourced infrastructure services, offering an end-to-end suite of technical services to the wireless and wireline telecommunications, satellite television and broadband cable industries in the United States and Canada.  Our services include network engineering and design, construction and project management, comprehensive installation and fulfillment, and wireless telecommunication infrastructure services.  Our primary client base consists of blue-chip, Fortune 200 companies in the media and telecommunications industry, including such customers as DIRECTV, AT&T, Clearwire Communications, Ericsson, Sprint, T-Mobile, Comcast, Cox Communications, Verizon Communications, Charter Communications and Time Warner Cable.  We also serve significant Canadian customers, such as Rogers Cable and Cogeco Cable.  Our clients rely on our services to build and maintain their infrastructure and networks, and provide residential and commercial fulfillment services, all of which are critical to our clients’ ability to deliver voice, video and data services to their end users.  The majority of our services are performed under long-term master agreements.

Our operating philosophy promotes a culture of visibility and accountability and is focused on achieving efficiencies and surpassing each customer’s performance standards. All of our operating subsidiaries utilize our shared services platform, which consists of accounting, fleet management, insurance, safety, legal and corporate resources at our corporate headquarters. We have developed a standardized set of technology enabled, real-time monitoring and reporting capabilities, which we refer to as our Premium Real-time Operating System, or PROS.  We rely on PROS to provide detailed, real-time reports on various performance metrics.  We believe this enables management to respond rapidly to optimize operational performance.  By maintaining a centralized, technology-enabled shared services function, we believe we can better manage our business, control costs, and apply universal financial and operational controls and procedures.  Our shared services platform has been engineered to be highly scalable and we believe that it can support a large increase in business without significant modifications.

Our strategy has enabled us to grow and scale our business units across a diversified set of customers, geographies and end markets by executing to the highest performance standards.  We intend to leverage our high quality performance, commitment to technology and shared service platform to grow our revenue and profitability.

We deliver a broad range of specialized services to our customers, including:

•
Network Engineering and Design.  We are a provider of turn-key engineering and design services to the wireless and wireline industries that require underground plant construction, aerial infrastructure and multi-dwelling content delivery. We have a suite of network permit, design and engineering operations that facilitate the construction of fiber cable placement and splicing from the user’s premises through to the service providers’ distribution center.

•
Construction and Project Management.   We are a full-service provider to the cable and wireline telecommunications industries of project management and construction services, including systems engineering, aerial and underground construction and project management.

•
Installation and Fulfillment Services.  We are a full-service provider of residential and commercial installation services to the satellite television and broadband cable industries.  We provide regional fulfillment services including warehousing and logistics, call centers, inventory management, customer service compliance, fleet management and risk and safety compliance services.

•
Wireless Telecommunications Infrastructure Services.  We provide outsourced project management, construction and infrastructure services to wireless telecommunication companies nationwide.  Our core activities include communications infrastructure equipment construction, engineering and installation; radio frequency and network design and engineering; radio transmission base station installation and modification; and in-building network design, engineering and construction.  Additionally, we provide site acquisition services where we act as an intermediary between our clients and property owners and facilitate the wireless site preparation process from selection through construction.

We report our results in two segments: Fulfillment and Engineering & Construction.  These reportable segments are based on the services we provide and the industries we serve.  Our Fulfillment segment primarily serves the satellite television and cable industries, where we provide outsourced installation, upgrade and network management services. Our Engineering & Construction segment primarily serves the wireless and wireline telecommunications industries, where we provide engineering, design, construction and project management services.

For the fiscal years 2008 and 2009, we had revenues from continuing operations of $215.8 million and $278.1 million, respectively, representing growth of 28.9%. For the three months ended April 4, 2009 and April 3, 2010, we had revenues of $68.7 million and $89.0 million, respectively, representing growth of 29.5%. On January 27, 2010, we consummated a merger with UniTek Holdings, Inc., or Holdings, pursuant to which our subsidiary merged, the Merger, with and into Holdings and Holdings became our wholly owned subsidiary. For accounting purposes, Holdings was considered the accounting acquirer, however, the Merger was structured so that we were the surviving entity.  On a pro forma basis reflecting the combined companies, our fiscal 2009 revenues were $347.5 million.

Industry Overview and Opportunity

We believe the following industry trends will increase the size of the permanently outsourced infrastructure services industry:

•
Faster Technology Upgrade Cycles.  The evolution of technology has become more rapid, creating demand for increasingly faster and more robust voice, video and data services.  To support these next generation services, communication service providers have been investing a significant amount of capital to increase the capacity and performance of their networks.  In addition, state and local governments have started to push for technology upgrades and enhanced services.  In February 2009, the American Recovery and Reinvestment Act, or ARRA, was passed, and local governments, municipalities and others have begun receiving funds for construction activities, many of which are directly related to our areas of expertise, such as the engineering and construction of communications networks.  More than $7.0 billion of the funds to be issued under the ARRA are earmarked to build broadband facilities throughout the United States.  As of May 2010, $2.3 billion had already been awarded to states to underwrite nearly 200 broadband projects across the country.  Providers of these services have historically outsourced the design, construction and maintenance of their data networks to third parties in order to minimize their fixed costs and number of employees.  As these providers roll-out new technologies and capabilities, we believe the demand for permanently outsourced infrastructure services will increase.

•
Wireless Telecommunications Industry Trends.  In the United States, CTIA-The Wireless Association, or CTIA, estimates that as of December 2009 there were 285.6 million wireless subscribers using 2.3 trillion annualized minutes. We believe that the opportunity for growth is significant as the telecommunications industry continues to release upgrades and new products. According to CTIA, the number of cell sites has increased from approximately 180,000 in 2005 to approximately 250,000 in 2009.  Furthermore, CTIA estimated wireless carriers invested more than $20.0 billion upgrading their operations and expanding their networks’ coverage in 2009.  The Telecommunication Industry Association forecasts the number of cell sites to increase to 438,000 in 2013.

In addition, the Federal Communications Commission, or FCC, has issued, and we expect it will continue to issue licenses that grant access to new wireless spectrums to new and existing wireless service providers.  A recent example of this is LightSquared, a company funded by Harbinger Capital to develop a state-of-the-art 4G open wireless broadband network.  In July 2010, LightSquared announced that it had partnered with Nokia Siemens Networks for network design, equipment manufacturing and installation and network operations and maintenance services in an agreement worth approximately $7.0 billion over eight years.

•
Satellite Industry Trends. According to the Satellite Broadcasting & Communications Association, as of December 2009, there were approximately 32.7 million satellite television subscribers compared to 30.6 million as of December 2007.  As digital video providers in the satellite, cable and telecommunications industries increase their competition for subscribers, we believe the number of gross subscriber additions and disconnections will continue to increase, increasing the demand for our services.  Additionally, satellite providers spend a significant portion of their retention marketing budgets on subscriber upgrade initiatives, which typically rely on our fulfillment services in the markets we service.

•
Cable Industry Trends. The National Cable & Telecommunications Association, or NCTA, estimates there were approximately 62.1 million cable subscribers in the United States in 2009, compared to 66.6 million in 2000.  Cable providers have been able to increase revenues despite a declining subscriber base by increasing higher-end services, such as high-definition video, digital video recorders, video-on-demand, high speed data and telephony.  All of these new services require higher capacity networks, which has driven increased capital expenditures.  In fact, the NCTA estimates that between 2000 and 2009, the cable industry spent over $131.0 billion on infrastructure investments.

•
Continued Convergence of Services. The communications industry is facing increasing demand for current and future services.  Providers are reporting that data traffic, including Web access, video messaging and other services, has begun to outpace voice traffic.  In order to support all of these services, there is, and will continue to be, a need to increase the backhaul capacity. According to Infonetics Research, mobile backhaul spending rose 21% to $7.2 billion in 2009 and is expected to rise 44% by 2014 to $10.4 billion.  The demand for backhaul links will continue to increase with the convergence of services.  In addition, we believe that downstream demand from other communications providers, such as internet service providers, satellite operators and telecommunication resellers, who utilize backhaul infrastructure to provide their services, will continue to increase.  As demand for these services increases, communication service providers will need to invest capital to improve their networks to accommodate the demand for increased capacity, which we expect should in turn increase the demand for permanently outsourced infrastructure services.

Our Business Strengths

We believe the following business strengths position us well to grow our business:

•
Operational Execution. Our operating philosophy promotes a culture of visibility and accountability focused on achieving efficiencies and surpassing each customer’s performance standards.  Combined with our shared services platform, PROS leads to our operational execution by creating real-time accountability by enabling rapid detection and correction of operational issues that could potentially impact performance, productivity and profitability. We believe that our high quality operational procedures create high customer satisfaction and comprehensive employee accountability, setting the foundation for continuous expansion and growth.

•
Single Source Service Provider. As the communications market continues to evolve due to high bandwidth driven applications, we believe the once disparate wireline and wireless industry segments will continue to converge into a ubiquitous technology landscape.  As a result, these industry segments will need service providers who can bridge these two merging technologies.  We intend to leverage our wireline and wireless turn-key services to capitalize on our customers’ capital spend. We believe that our ability to leverage our expertise in many communications technologies provides us with a competitive advantage as our customers have build out plans that require this expertise as their services converge.

•
Large Footprint and Strong Customer Relationships. As of August 4, 2010, our network includes 102 locations and a workforce of approximately 5,200 across the United States and Canada.  Our customer base primarily consists of blue-chip, Fortune 200 companies in the media and telecommunications industries, including such customers as DIRECTV, AT&T, Clearwire Communications, Ericsson, Sprint, T-Mobile, Comcast, Cox Communications, Verizon Communications, Charter Communications and Time Warner Cable.  We also serve significant Canadian customers, such as Rogers Cable and Cogeco Cable.

•
Reputation for Reliable Customer Service and Technical Expertise.  We believe the strength of our customer relationships is a direct result of our leading customer service and technical expertise.  In addition, we further differentiate ourselves from our competitors through our integration of various technologies into our business, including GPS devices in our fleet, handheld equipment to streamline technician work order closure, inventory consumption and iPhone deployment to document quality and safety observations.  We believe our reputation for excellent quality, customer service and technical expertise gives us an advantage in competing for new contracts as well as in maintaining and extending our current customer relationships.

•
Experienced Management Team. Our management team, with an average of approximately 19 years of industry experience, plays a significant role in establishing and maintaining long-term relationships with our customers, supporting the growth of our business and managing the financial aspects of our operations.

Our Strategy

The key elements of our business strategy are:

•
Execute on Existing Backlog. Our backlog consists of uncompleted portions of services to be performed under job-specific contracts and the estimated value of future services that we expect to provide under master service agreements and other long-term contracts.  Many of our contracts are multi-year agreements. We include in our backlog the amount of services projected to be performed over the terms of the contracts, where applicable, or based on our historical experience with customers and our experience in procurements of this type.  As of July 3, 2010, our current three-year backlog was approximately $735 million.  We intend to work closely with our customers to ensure we execute on our already signed contracts at a performance level that exceeds our customers’ services requirements.

•
Expand and Diversify our Backlog.  We are focused on growing and diversifying our backlog through strengthening our relationships with existing customers and building relationships with new customers.  We will continue to utilize our reputation for quality and service, together with our differentiated technological capabilities, to win new contracts from our existing and new customers.

•
Increase Efficiency through Continued Development of our Technology.  We plan to continue to develop our PROS and other technologies in an effort to ensure we have the capabilities needed to effectively and profitably manage our operations.

•
Pursue Selective Acquisitions.  We plan to continue to selectively pursue strategic acquisitions that complement our existing business by (i) diversifying our service offerings, customers, end markets and geographies, (ii) adding experienced managers to the UniTek management team and (iii) strengthening our financial profile.

Proposed Changes to Our Capital Structure

Proposed Reverse Stock Split

On August 4, 2010, we received the consent of the requisite number of beneficial owners of our common stock to amend our Amended and Restated Certificate of Incorporation, or Charter, to effect a reverse split of our common stock at a ratio not less than one-to-eight and not greater than one-to-thirty, with the exact ratio to be set within such range in the discretion of our board of directors without further approval or authorization of our stockholders, with our board of directors having the ultimate discretion as to whether or not to proceed with the reverse split. Our board of directors has determined that, concurrently with the closing of this offering, the shares of our common stock then outstanding will be subject to a reverse split on a one-for-      basis.

Expected Conversion of Series B Preferred

Each share of our Series B Convertible Preferred Stock, par value $0.00002 per share, or Series B Preferred, is convertible at any time, at the option of the holder thereof, into shares of our common stock.  According to its terms, each share of Series B Preferred is (i) convertible into 50 shares of common stock, subject to standard structural anti-dilution adjustments for stock splits, dividends and similar events, and (ii) entitled to a two-for-one liquidation preference in certain circumstances, including the currently contemplated conversion.  See “Description of Securities – Description of Preferred Stock – Series B Preferred.”

In order to help facilitate this offering by allowing for a simplified capital structure, the holders of the Series B Preferred have agreed to convert their stock into shares of our common stock upon the consummation of this offering.  As an inducement to agree to such conversion, we agreed to modify the conversion price, while also giving effect to the two-for-one liquidation preference, such that it will be a price representing a 6.5% discount to the offering price to the public of the common shares in this offering.  Assuming a public offering price of $     per share, the Series B Preferred would convert into        shares of our common stock.  The conversion will also be adjusted to give effect to the proposed reverse split of the shares of our common stock on a one-for-     basis.

Corporate Information

We were organized as a corporation under the laws of the State of Delaware in 1987, as Adina, Inc.

On January 27, 2010, we entered into a merger agreement with Holdings, pursuant to which our subsidiary merged with and into Holdings and Holdings became our wholly owned subsidiary. For accounting purposes, Holdings was considered the accounting acquirer, however, the Merger was structured so that we were the surviving entity.  On June 4, 2010, we changed our corporate name from Berliner Communications, Inc. to UniTek Global Services, Inc.

Throughout this prospectus, we refer to various service marks and trade names that we use in our business.  Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

In this prospectus, the terms “UniTek,” “we,” “us,” “our” and “the Company” refer to UniTek Global Services, Inc. and its consolidated subsidiaries.

Our principal executive offices are located at 1777 Sentry Parkway West, Blue Bell, Pennsylvania, 19422 and our telephone number is (267) 464-1700. Our website address is www.unitekgs.com. The information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

The Offering

Common stock offered by us	shares

Common stock outstanding immediately after this offering	shares (1)

Use of proceeds
The proceeds from the sale of common stock offered by this prospectus will be used to retire a portion of our current indebtedness and the remainder for working capital and other general corporate purposes. See “Use of Proceeds.”

Over-the-Counter Bulletin Board trading symbol	“UGLB.OB.”

Proposed NASDAQ Global Market trading symbol	“UNTK”

Risk factors	See “Risk Factors” beginning on page 9 for a discussion of factors you should carefully consider before deciding to invest in our common stock.
(1) The number of shares of our common stock outstanding immediately after this offering is based on 136,778,330 shares outstanding as of August 4, 2010 and excludes:
· 18,095,434 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $2.30 per share;
· 18,095,434 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $2.30 per share;
· 8,703,572 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.50 per share;
·
the shares reserved for issuance under our 2009 Omnibus Equity and Incentive Compensation Plan, under which we are entitled to grant a number of shares equal to 10% of the issued and outstanding shares of common stock;

· shares issuable pursuant to the underwriter’s over-allotment option; and

· the conversion of all outstanding shares of our Series B Preferred into shares of common stock, based on an assumed public offering price of $ per share.
· that, concurrently with the closing of this offering, the shares of our common stock then outstanding will be subject to a reverse split on a one-for- basis; and
·
that none of the anti-dilution adjustments provided in any of our outstanding warrants or convertible preferred shares have been triggered by the issuance of shares of our common stock in this offering.

Reverse Acquisition Accounting

On January 27, 2010, Berliner Communications, Inc., or Berliner, BCI East, Inc., a Delaware corporation and a wholly owned subsidiary of Berliner, or BCI East, and Holdings entered into an Agreement and Plan of Merger, the Merger Agreement, pursuant to which BCI East merged with and into Holdings and Holdings became a wholly owned subsidiary of Berliner.  The stockholders of Holdings received 0.012 shares of our Series A Convertible Preferred Stock, par value $0.00002 per share, or Series A Preferred, and 0.40 shares of our common stock for each share of Holdings common stock held by them, and each share of outstanding preferred stock of Holdings was converted into the right to receive 0.02 shares of our Series B Preferred. For accounting purposes, Holdings was considered the accounting acquirer, however, the Merger was structured so that we were the surviving entity. As a result, the Berliner assets and liabilities as of January 27, 2010, the effective time of the Merger, have been incorporated into our balance sheets based on the fair market value of the assets acquired. Further, our results of operations reflect the operating results of Holdings before the Merger and the combined entity after the date of the Merger.  Upon the completion of the Merger, Berliner changed its fiscal year end from June 30 to December 31.  On June 4, 2010, Berliner changed its name to UniTek Global Services, Inc.

Consolidated Summary Financial Data

The following table presents consolidated summary financial information. The statement of operations and balance sheet data as of April 3, 2010 and for the three months ended April 4, 2009, and April 3, 2010, have been derived from Holdings’ unaudited consolidated financial statements and include the financial results of Berliner from January 27, 2010 to April 3, 2010, and in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the data for such period.  The statement of operations and balance sheet data as of and for the years ended December 31, 2008 and December 31, 2009 had been derived from Holdings’ audited financial statements.

As the accounting acquirer, Holdings’ prior year results are presented for comparative purposes.  The actual results for the quarter ending April 3, 2010 are of Holdings’ for the entire period and include the results of operations of Berliner from January 27, 2010.  The actual results for the quarter ended April 4, 2009 include only the results of Holdings.  The actual results for the years ended December 31, 2008 and 2009 are of Holdings’ for the entire period.

All amounts presented herein are expressed in thousands, except share and per-share data, unless otherwise specifically noted.

	Year Ended		Three Months Ended
	December 31, 2008	December 31, 2009	April 4, 2009	April 3, 2010
	(audited)		(unaudited)
	(amounts in thousands, except per share data)
Statement of Operations Data:
Revenue	$215,752	$278,098	$68,665	$88,968
Gross profit	35,433	40,748	8,721	12,689
Operating loss	(6,701)	(51,421)	(4,283)	(2,915)
Net loss	(23,191)	(65,605)	(7,569)	(8,440)

Net loss allocable to common stockholders per share:
Basic	$(0.21)	$(0.60)	$(0.07)	$(0.07)
Diluted	$(0.21)	$(0.60)	$(0.07)	$(0.07)

Weighted average number of shares outstanding:
Basic	108,835	109,096	109,093	128,576
Diluted	108,835	109,096	109,093	128,576

April 3, 2010
(unaudited)
Balance Sheet Data:	(amounts in thousands)
Current assets	$72,819
Total assets	271,752
Current liabilities	94,223
Long-term debt, net of current portion	129,577
Total stockholders’ equity	31,883

RISK FACTORS

The following “risk factors” contain important information about us and our business and should be read in their entirety.  Additional risks and uncertainties not known to us or that we believe to be immaterial could also impair our business.  If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly.  As a result, the market price of our common stock could decline and you could lose all of your investment.

Risks Related to Our Business

We have had a history of losses.

We experienced net losses of $23.2 million in 2008 and $65.6 million in 2009 and, giving effect to the Merger, a pro forma loss of $77.1 million from continuing operations in 2009. We cannot predict if we will ever achieve profitability, and if we do, be able to sustain such profitability. Further, we may incur significant losses in the future for a number of reasons, including due to the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, we may not be able to achieve profitability.

Our substantial indebtedness could adversely affect our financial health.

As of August 4, 2010, we and our subsidiaries have total indebtedness of approximately $169.9 million (not including intercompany indebtedness but including capital leases).

Our substantial indebtedness could have important consequences to our stockholders.  For example, it could:

•
require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund acquisitions, working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increase our vulnerability to and limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	place us at a competitive disadvantage compared to our competitors that have less debt;
•	limit our ability to borrow additional funds; and
•	could make us more vulnerable to a general economic downturn than a company that is less leveraged.

Additionally, the terms governing our debt facilities limit our ability, among other things, to:

•	incur additional indebtedness;
•	prepay indebtedness;
•	sell assets, including capital stock of restricted subsidiaries;
•	agree to payment restrictions affecting our restricted subsidiaries;
•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
•	enter into transactions with our affiliates;
•	incur liens;
•	guarantee the obligations or liabilities of others; and
•	designate any of our subsidiaries as unrestricted subsidiaries or form additional subsidiaries that are unrestricted subsidiaries.

These facilities are secured by a blanket security interest that covers substantially all of our assets. An event of default with respect to these facilities could result in, among other things, the acceleration and demand for payment of all the principal and interest due and the foreclosure on the collateral. As a result of such a default or action against collateral, we may be forced into bankruptcy, which may result in a loss of your investment.

Competition in the industries we serve could reduce our market share and impact operating results.

We serve markets that are highly competitive and fragmented and in which a large number of multinational companies compete for large, national projects, and an even greater number of small, local businesses compete for smaller, one-time projects.  Many of our competitors are well-established and have larger and better developed networks and systems, longer-standing relationships with customers and suppliers, greater name recognition and greater financial, technical and marketing resources than we have. These competitors can often subsidize competing services with revenues from other sources and may be able to offer their services at lower prices. These or other competitors may also reduce the prices of their services significantly or may offer backhaul connectivity with other services, which could make their services more attractive to customers.  Competition may place downward pressure on contract prices and profit margins.  Intense competition is expected to continue in these markets and, if we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our operating performance and financial results.

We are vulnerable to the cyclical nature of the telecommunications industry and, specifically, the capital expenditures of the major telecommunications providers.

The demand for our outsourced infrastructure services is dependent upon the existence of projects with engineering, procurement, construction and management needs.  The wireless telecommunications market, which is one of the industries in which we compete, is particularly cyclical in nature and vulnerable to downturns in the telecommunications industry.  During times of economic slowdown, some of our customers reduce their capital expenditures.  Further, customers, primarily in our wired and wireless communications subsidiaries, sometimes defer or cancel pending projects.  As a result, demand for our services may decline during periods of economic downturns and could adversely affect our operations and financial performance.

We generate a substantial portion of our revenue from a limited number of customers and, if our relationships with such customers were harmed, our business would suffer.

During the year ended December 31, 2009, our four largest customers, as a percentage of total revenue, were DIRECTV (64%), Comcast (13%), Verizon Communications (8%) and Rogers Cable (5%).   During the three months ended April 3, 2010, our four largest customers, as a percentage of total revenue, were DIRECTV (47%), Comcast (13%), Verizon Communications (8%) and Clearwire Communications (6%).

We believe that a limited number of clients will continue to be the source of a substantial portion of our revenue for the foreseeable future.  A key factor in maintaining relationships with such customers is performance on individual contracts and the strength of our professional reputation.  To the extent that our performance does not meet client expectations, or our reputation or relationships with one or more key customers are impaired due to another reason, we may lose future business with such clients, and as a result, our ability to generate income would be adversely impacted.  In addition, key customers could slow or stop spending on initiatives related to projects we are performing for them, due to increased difficulty in the credit markets as a result of the recent economic crisis or other reasons.  Since many of our customer contracts allow our customers to terminate the contract without cause, our customers may terminate their contracts with us at will and materially impair our operating results.

We maintain a workforce based upon current and anticipated workloads.  If we do not receive future contract awards or if these awards are delayed, we may incur significant costs in adjusting our workforce demands.

Our estimates of future performance depend on, among other matters, whether and when we will receive certain new contract awards.  While our estimates are based upon good faith judgment, they can be unreliable and may frequently change based on newly available information.  In the case of larger projects, where timing is often uncertain, it is particularly difficult to project whether and when we will receive a contract award.  The uncertainty of contract award timing can present difficulties in matching workforce size with contractual needs.  If an expected contract award is delayed or not received, we could incur significant costs resulting from retaining more staff than is necessary or redundancy of facilities.  Similarly, if we underestimate the workforce necessary for a contract, we may not perform at the level expected by the client and harm our reputation with the client.  Each of these may negatively impact our operating performance and financial results.

We recognize revenue for fixed price construction contracts using the percentage-of-completion method; therefore, variations of actual results from our assumptions may reduce our profitability.

We recognize revenue and profit on our construction contracts as the work progresses using the percentage-of-completion method of accounting.  Under this method of accounting, contracts in progress are valued at cost plus accrued profits less paid revenue and progress payments made on uncompleted projects.  This method relies on estimates of total expected contract revenue and costs.

Contract revenue and total cost estimates are reviewed and revised monthly by management as the work progresses, such that adjustments to profit resulting from revisions are made cumulative to the date of revision.  Adjustments are reflected for the fiscal period affected by such revisions.  If estimates of costs to complete long-term projects indicate a loss, we immediately recognize the full amount of the estimated loss.  Such adjustments and accrued losses may negatively impact our operating results.

If our customers perform more tasks themselves, our business will suffer.

 Our success also depends upon the continued trend by our customers to outsource their network design, deployment and project management needs. If this trend does not continue or is reversed and telecommunication service providers and network equipment vendors elect to perform more of these tasks themselves, our operating results may be adversely affected due to the decline in the demand for our services.

We have a lack of liquidity and will require additional capital to fund our operations and obligations.

As of July 30, 2010, we had cash balances and availability under existing credit facilities of approximately $14.0 million.  Because we are only minimally capitalized, we expect to experience a lack of liquidity for the foreseeable future in our proposed operations. We will adjust our expenses as necessary to prevent cash flow or liquidity problems. We may need to raise additional funds to continue to fund our operations and obligations as well as to fund potential acquisitions.  Our capital requirements will depend on several factors, including:

•	our ability to enter into new agreements with customers or to extend the terms of our existing agreements with customers, and the terms of such agreements;
•	the success rate of our sales efforts;
•	costs of recruiting and retaining qualified personnel;
•	expenditures and investments to implement our business strategy; and
•	the identification and successful completion of acquisitions.

We may seek additional funds through public and private securities offerings and/or borrowings under lines of credit or other sources.  Our inability to raise adequate funds to support the growth of our business would materially adversely affect our business.  If we cannot raise additional capital, we may have to implement one or more of the following remedies:

•	curtail internal growth initiatives;
•	forgo the pursuit of acquisitions; and/or
•	reduce capital expenditures.

We do not know whether additional financing will be available on commercially acceptable terms when needed, if at all.  If adequate funds are not available or are not available on commercially acceptable terms, our ability to fund our operations or otherwise respond to competitive pressures could be significantly delayed or limited.

If we raise additional funds by issuing equity securities, further dilution to our stockholders could result, and new investors could have rights superior to those of our existing stockholders. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the debt securities issued could impose significant restrictions on our operations.

If we experience material delays and/or defaults in customer payments, we may be unable to cover all expenditures related to such customer’s projects.

Because of the nature of some of our contracts, we commit resources to projects prior to receiving payments from our customers in amounts sufficient to cover expenditures as they are incurred.  Delays in customer payments may require us to make a working capital investment or obtain advances from our line of credit.  If a customer defaults in making its payments on a project or projects to which we have devoted significant resources, it could have a material negative effect on our results of operations and negatively impact the financial covenants with our lenders.

The nature of our construction businesses exposes us to potential liability claims and contract disputes that may negatively affect our results of operations.

We engage in construction activities, including engineering and oversight of engineering firms.  Design, construction or systems failures can result in substantial injury or damage to third parties.  Any liability in excess of insurance limits at locations constructed by us could result in significant liability claims against us, which claims may negatively affect our results of operations.  In addition, if there is a customer dispute regarding performance of project services, the customer may decide to delay or withhold payment to us.  If we are ultimately unable to collect on these payments, our results of operations would be negatively impacted.

We may experience significant fluctuations in our quarterly results relating to our ability to generate additional revenue and manage expenditures and other factors, some of which are outside of our control, which could cause rapid declines in our stock price.

Our quarterly operating results have varied considerably in the past, and may continue to do so, due to a number of factors.  Many of these factors are outside of our control and include, without limitation, the following:

•	our ability to attract new customers, retain existing customers and increase sales to such customers;
•	the commencement, progress, completion or termination of contracts during any particular quarter;
•	the cyclical nature of the telecommunications industry;
•	the cost of raw materials we require for our projects; and
•	satellite, cable and telecommunications market conditions and economic conditions generally.

Due to these factors and others, our results for a particular quarter, and therefore, our combined results for the affected year, may not meet the expectations of investors, which could cause the price of our common stock to decline significantly.

Our backlog is subject to reduction and potential cancellation.

Our backlog consists of uncompleted portions of services to be performed under job-specific contracts and the estimated value of future services that we expect to provide under master service agreements and other long-term contracts.  Many of our contracts are multi-year agreements. We include in our backlog the amount of services projected to be performed over the terms of the contracts, where applicable, or based on our historical experience with customers and our experience in procurements of this type.  In many instances, our customers are not contractually committed to procure specific volumes of services under a contract.  Our estimates of backlog and a customer’s requirements during a particular future period may not prove to be accurate, particularly in light of the turbulent current economic conditions.  If our estimated backlog is significantly inaccurate, this could adversely affect our financial results and the price of our common stock.

The failure to successfully identify or integrate acquisitions could result in a reduction of our operating results, cash flows and liquidity.

We have made, and in the future may continue to make, strategic acquisitions.  Acquisitions may expose us to operational challenges and risks, including:

•	the ability to profitably manage additional businesses or successfully integrate acquired business operations and financial reporting and accounting control systems into our business;
•	increased indebtedness and contingent purchase price obligations associated with an acquisition;
•	the ability to fund cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties;
•	the availability of funding sufficient to meet increased capital needs; and
•	diversion of management’s attention.

We may not successfully identify suitable acquisitions in the future, and in the event we do commence such a transaction, the failure to successfully consummate the acquisition or manage the operational challenges and risks associated with the acquisition following the consummation could adversely affect our results of operations, cash flows and liquidity.

If we do not successfully integrate our business operations with those of Berliner, our business will be adversely affected.

We will need to successfully integrate our business operations with those of Berliner in order to obtain the benefits we expect from the Merger. Integrating these operations is a complex and time-consuming process. There may be substantial difficulties, costs and delays involved in any integration of the businesses. These may include:

•	distracting management from day-to-day operations;
•	potential incompatibility of corporate cultures;
•	an inability to achieve synergies as planned;
•	costs and delays in implementing common systems and procedures;
•	retaining existing customers and attracting new customers;
•	retaining key employees;
•	identifying and eliminating redundant and underperforming operations and assets;
•	managing tax costs or inefficiencies associated with integrating the operations of the combined company; and
•	making any necessary modifications to operating control standards to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

The failure to integrate our business operations with those of Berliner successfully could have a material adverse effect on our business, financial condition and results of operations.

We may incur goodwill and other intangible impairment charges which could reduce our profitability.

Pursuant to accounting principles generally accepted in the United States, we are required to annually assess our goodwill and indefinite-lived intangibles to determine if they are impaired.  In addition, interim reviews must be performed whenever events or changes in circumstances indicate that impairment may have occurred.  If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or other intangible assets and the implied fair value of the goodwill or other intangible assets in the period the determination is made.  Disruptions to our business, end market conditions, protracted economic weakness and unexpected significant declines in operating results may result in charges for goodwill and other asset impairments.  We assess the potential impairment of goodwill on an annual basis, as well as when interim events or changes in circumstances indicate that the carrying value may not be recoverable.  We assess definite-lived intangible assets when events or changes in circumstances indicate that the carrying value may not be recoverable. We performed our required annual goodwill impairment test as of October 3, 2009 and determined that the carrying value of the telecommunications reporting unit exceeded its fair value and was therefore impaired.  We also completed an impairment test of our long-lived assets at that date for the telecommunications reporting unit.  The results of the impairment testing caused us to recognize a non-cash asset impairment charge of $38.4 million. Future impairments could further reduce our profitability.

Legal proceedings and other claims could reduce our profitability, cash flows and liquidity.

We are subject to various claims, lawsuits and proceedings which arise in the ordinary course of business.  These actions may seek, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, wage and hour disputes, breach of contract, property damage, consequential and punitive damages, civil penalties, or injunctive or declaratory relief.  In addition, we generally indemnify our customers for claims related to the services we provide. Claimants may seek large damage awards.  Defending these claims can involve significant legal costs.  When appropriate, we establish reserves against litigation and claims that we believe to be adequate in light of current information, legal advice and professional indemnity insurance coverage, and we adjust such reserves from time to time according to developments.  If reserves are inadequate, insurance coverage proves to be inadequate or unavailable, or there is an increase in liabilities for which we self-insure, we could experience a reduction in our profitability and liquidity.  An adverse determination on any such claim or lawsuit could have a material adverse effect on our business, financial condition and results of operations.  Separately, claims and lawsuits alleging wrongdoing or negligence by us may harm its reputation or divert management resources away from operating our business.

Government regulations may adversely affect our business.

Our customers are subject to various regulations of the FCC and other international regulations. These regulations require that these networks meet certain radio frequency emission standards and not cause interference to other services, and in some cases accept interference from other services.  FCC regulations could cause our customers to slow down or delay development and deployment plans for network build outs, which could impact our financial results.

We maintain a high-deductible liability insurance program, which exposes us to a substantial portion of the costs of claims and lawsuits.

Although we maintain insurance policies with respect to automobile liability, general liability, workers’ compensation and employee group health claims, those policies are subject to high deductibles.  Because most claims against us do not exceed the deductibles under its insurance policies, we are effectively self-insured for substantially all claims.  We determine any liabilities for unpaid claims and associated expenses, including incurred but not reported losses, and reflect the present value of those liabilities in our balance sheet as other current and non-current liabilities.  The determination of such claims and expenses and the appropriateness of the related liability is reviewed and updated quarterly. However, insurance liabilities are difficult to assess and estimate due to the many relevant factors, including the severity of an injury or legitimacy of a claim and the determination of our liability in proportion to other parties.  If our insurance claims increase or costs exceed our estimates of insurance liabilities, we may experience a decline in operating results and liquidity.

Increases in our insurance premiums or collateral requirements could significantly reduce our profitability, liquidity and availability under our credit facilities.

Because of factors such as increases in claims, projected significant increases in medical costs and wages, lost compensation and reductions in coverage, insurance carriers may be unwilling to continue to provide us with our current levels of coverage without a significant increase in insurance premiums or collateral requirements to cover our deductible obligations. An increase in premiums or collateral requirements could significantly reduce our profitability and liquidity as well as reduce availability under our credit facilities.

Our operating results can be negatively affected by weather conditions.

We perform most of our services outdoors.  Adverse weather conditions may affect productivity in performing services or may temporarily prevent us from performing services for our customers.  The affect of weather delays on projects that are under fixed price arrangements may be greater if we are unable to adjust the project schedule for such delays.  A reduction in productivity in any given period or our inability to meet guaranteed schedules may adversely affect the profitability of our projects.

We bear the risk of cost overruns in some of our contracts.

We conduct our business under varying contractual arrangements, some of which are long-term and generate recurring revenue at agreed upon pricing.  Certain of our contracts have prices that are established, in part, on cost and scheduling estimates which are based on a number of assumptions, including, without limitation, assumptions about future economic conditions, prices and availability of labor, prices of equipment and materials and other variables.  These assumptions are made more difficult to ascertain by the current uncertainty in the capital markets and the wide fluctuation in prices for equipment, fuel and other costs associated with our services.  Specifically, we are affected by the cost of crude oil used for fuel.  Crude oil prices have historically been volatile.  We do not enter into hedge transactions to reduce our exposure to price risks and cannot assure you that we will be successful in passing on these attendant costs if these risks were to materialize. If cost assumptions prove inaccurate or circumstances change, cost overruns may occur and, as a result, we may experience reduced profits or, in some cases, a loss for those projects affected.

If we are unable to recruit and retain key managers and employees, our business may be adversely affected.

We depend on the services of our executive officers and the senior management of our subsidiaries.  Our management team has an average of approximately 19 years of experience in our industry; the loss of any of them could negatively affect our ability to execute our business strategy.  Although we have entered into employment agreements with our executive officers and certain other key employees, we cannot guarantee that any key management personnel will remain employed by us. The loss of key management could adversely affect the management of our operations.

In addition, the services we deliver to our clients could be delayed or interrupted if we are unable to attract, train and retain highly skilled employees, particularly, installation technicians. Competition for these employees is intense. Because of the complex and technical nature of some of our services, any failure to attract and retain a sufficient number of qualified employees could materially harm our business.

We have in the past and may in the future experience deficiencies, including material weaknesses, in internal control over financial reporting. Our business and our share price may be adversely affected if we do not remediate these material weaknesses or if we have other weaknesses in our internal controls.

With respect to fiscal year 2008, Holdings identified control deficiencies, including a material weakness, in its internal control over financial reporting in which unbilled accounts receivable and the related revenue were misstated. Beginning in early 2009, we have remediated the material weakness and improved the accounting system and internal processes. While we have made efforts to improve our accounting policies and procedures, additional deficiencies and weaknesses may be identified. If material weaknesses or deficiencies in our internal controls exist and go undetected, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our common stock to decline.

In addition, in mid-2010, we identified a mathematical error within cash provided from operations on the Consolidated Statements of Cash Flows of Holdings for the years ended December 31, 2008 and 2009. As a result of the error, discontinued operations amounts were inadvertently characterized as loss rather than income.  As a result of the discovery of the error, management has taken steps to evaluate internal controls and has concluded their design is appropriate. Management believes that future occurrences of mathematical errors of this type or a similar type will be prevented as a result of proper execution of existing controls.

Risks Related to our Company and our Common Stock

Our historic stock price has been volatile and purchasers of our common stock could incur substantial losses.

Historically, our stock price has been volatile.  The stock market in general, particularly recently, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies.  As a result of this volatility, investors may not be able to sell our common stock at or above their respective purchase prices.  The market price for our common stock may be influenced by many factors, including, but not limited to, variations in our financial results or those of companies that are perceived to be similar to us, investors’ perceptions of us, the number of our shares available in the market, future sales of our common stock and securities convertible into our common stock, and general economic, industry and market conditions. In addition, in the past two years, the stock market has experienced significant price and volume fluctuations.  This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry.  The changes frequently appear to occur without regard to the operating performance of the affected companies.  Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our share price and cause you to lose all or part of your investment.  Further, in the past, market fluctuations and price declines in a company’s stock have led to securities class action litigations.  If such a suit were to arise, it could have a substantial cost and divert our resources regardless of the outcome.

There is a lack of a public market for our shares, which limits our stockholders’ ability to sell their shares.

Our common stock is currently quoted on the OTCBB, which is a decentralized market regulated by the Financial Industry Regulatory Authority in which securities are traded via an electronic quotation system that serves more than 3,000 companies.  On the OTCBB, securities are traded by a network of brokers or dealers who carry inventories of securities to facilitate the buy and sell orders of investors, rather than providing the order matchmaking service seen in specialist exchanges.  Trading of our common stock on such exchange has been light and sporadic.

Although we are applying to have our common stock listed on the NASDAQ Global Market upon the consummation of this offering, we can make no representation nor provide any assurance that our common stock will be able to meet the initial listing standards of this or any other stock exchange.  If our common stock does not become listed on the NASDAQ Global Market, the trading market for our common stock may remain generally illiquid. Even if our common stock becomes listed on the NASDAQ Global Market, we can provide no assurances that an active market for our common stock will ever develop or that we will be able to maintain the listing standards of the exchange.

A small number of existing stockholders have the ability to influence major corporate decisions.

Through their ownership of our common stock and Series B Preferred, HM Capital Partners, LLC, or HM LLC, and its affiliates beneficially owned approximately 79% of the outstanding shares of our common stock as of August 4, 2010. Accordingly, they are in a position to influence:

•	the vote of most matters submitted to our stockholders, including any merger, consolidation or sale of all or substantially all of our assets;
•	the nomination of individuals to our board of directors; and
•	a change in our control.

The interests of HM LLC and its affiliates could conflict with yours. In addition, HM LLC or its affiliates may in the future own businesses that directly compete with ours. These factors may also discourage, delay or prevent a takeover attempt that other stockholders might consider in their best interest.

Our management will have broad discretion over the use of the proceeds from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering. We expect to use the net proceeds from this offering to reduce indebtedness and fund working capital needs. We may fail to use these funds effectively to yield a significant return, or any return, on any investment of these net proceeds and we cannot assure you the proceeds will be used in a manner which you would approve.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

You will suffer immediate and substantial dilution.

The public offering price per share of our common stock is substantially higher than our net tangible book value per common share immediately after the offering.  As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities.  At an assumed offering price of $     per share, you will incur immediate and substantial dilution in the amount of $     per share.  We also have outstanding stock options to purchase our common stock at a weighted average exercise price of $2.30 per share and warrants to purchase our common stock at an average exercise price of $1.50.  To the extent these options and/or warrants are exercised, there will be further dilution.

In addition, in connection with our $35.0 million revolving credit facility with BMO Capital Markets Financing, Inc., or BMO, Sector Performance Fund, LP and SPF SBS LP, affiliates of HM LLC, have guaranteed our performance under the credit facility in return for a fee. See “Certain Relationships and Related Party Transactions, Director Independence - Credit Support Agreement.” If either of Sector Performance Fund, LP or SPF SBS LP is required to perform its obligations under the guaranty, we would be obligated to use commercially reasonable efforts to repay them the principal amount and related interest within nine months after they performed under the guarantee.  If we failed to do so, the principal and interest owed to them would automatically convert into shares of Series B Preferred at a valuation of $1.00 per share, which could result in additional substantial dilution to you. See “Dilution.”

Provisions of our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our Company or changes in our management and, as a result, depress the trading price of our common stock.

Our Charter and our amended and restated bylaws, or Bylaws, contain provisions that could discourage, delay or prevent a change in control of our Company or changes in our management that the stockholders of our Company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;
•	require prior approval by a special committee of our board of directors, or the Special Committee, of any action which would amend or in any way modify our Charter or Bylaws, among other actions;
•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;
•	provide that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and
•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, or DGCL, which, subject to some exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock, for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our Company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Future sales of our common stock in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible debt securities may dilute your ownership in us and may adversely affect the market price of our common stock.

We and substantially all of our stockholders may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible debt securities to finance future acquisitions. After the consummation of this offering, we will have       shares of common stock authorized and            shares of common stock outstanding. The number outstanding includes        shares that we are selling in this offering, which may be resold immediately in the public market. Of the remaining        shares outstanding,      , or       % of our total outstanding shares, are restricted from immediate resale under the lock-up agreements between our current stockholders, directors and officers and the underwriter described in “Underwriting,” but may be sold into the market in the near future. These shares will become available for sale following the expiration of the lock-up agreements, which, without the prior consent of the representatives of the underwriter, is 180 days after the date of this prospectus, subject to compliance with the applicable requirements under Rule 144 of the Securities Act of 1933, or the Securities Act.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information included in this prospectus or incorporated by reference herein contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the attainment of which involves various risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “believe,” “estimate,” “anticipate,” “continue” or similar terms, variations of those terms or the negative of those terms.

These forward-looking statements are based on assumptions that we have made in light of our experience in the industry in which we operate, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial condition or results of operations and cause actual results to differ materially from those in the forward-looking statements. These factors include, among other things:

•	our financial condition and strategic direction;
•	our future capital requirements and our ability to satisfy our capital needs;
•	the potential generation of future revenues and/or earnings;
•	our ability to adequately staff our service offerings;
•	opportunities for us from new and emerging technologies in our industries;
•	our ability to obtain additional financing;
•	our growth strategy;
•	trends in the satellite, cable and telecommunications industries;
•	key drivers of change in our business, as identified in this prospectus;
•	our competitive position and the competitive landscape; and
•	other statements that contain words like “believe,” “anticipate,” “expect” and similar expressions that are also used to identify forward-looking statements.

It is important to note that all of our forward-looking statements are subject to a number of risks, assumptions and uncertainties, such as risks:

•	related to a concentration in revenues from a small number of customers;
•	associated with the consolidation of our customers;
•	associated with competition in the satellite, cable and telecommunications industries;
•	that we will not be able to generate positive cash flow; and
•	that we may not be able to obtain additional financing.

This list is only an example of the risks that may affect the forward-looking statements. If any of these risks or uncertainties materialize or fail to materialize, or if the underlying assumptions are incorrect, then actual results may differ materially from those projected in the forward-looking statements.

Additional factors that could cause actual results to differ materially from those reflected in the forward-looking statements include, without limitation, those discussed elsewhere in this prospectus. It is important not to place undue reliance on these forward-looking statements, which reflect our analysis, judgment, belief or expectation only as of the date of this prospectus. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $      million, assuming a public offering price of $      per share, the last reported sale price for our common stock on       2010, as reported by the OTCBB, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriter’s over-allotment option is exercised in full, we estimate that we will receive additional net proceeds of approximately $       million.

A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us by $       million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds to us by $       million.

We intend to use the net proceeds from the sale of shares by us to repay certain of our indebtedness and the remainder for working capital and other general corporate purposes. As of April 3, 2010, we had approximately $170.0 million aggregate principal amount of debt outstanding, which matures between 2010 and 2013 and bears interest at a weighted average rate of 11%.

PRICE RANGE OF COMMON STOCK

Our common stock is currently quoted on the OTCBB.  On July 6, 2010, our trading symbol was changed from “BERL.OB” to “UGLB.OB” as part of our name change from Berliner Communications, Inc. to UniTek Global Services, Inc. at that time.  Prior to September 16, 2005, our stock was traded under the symbol “NVNW.OB.”  Concurrently with the consummation of this offering, we expect that our common stock will trade on the NASDAQ Global Market under the symbol “UNTK.”

The following table sets forth the high and low bid prices of our common stock on the applicable market for the quarterly periods indicated.  Such prices reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions:

Quarter Ended	Low	High
October 2, 2010 (through August 12, 2010)	$0.55	$1.20
July 3, 2010	1.00	1.45
April 3, 2010	0.55	1.25
December 31, 2009	0.60	0.70
September 30, 2009	0.51	0.70
June 30, 2009	0.51	0.60
March 31, 2009	0.51	0.85
December 31, 2008	0.60	1.55
September 30, 2008	1.06	1.30
June 30, 2008	1.06	1.41
March 31, 2008	1.05	2.00
December 31, 2007	1.01	1.20
September 30, 2007	1.01	1.10

Our stock has experienced periods, including extended periods, of limited or sporadic quotations.

As of August 2, 2010, there were 147 holders of record of our common stock.

DIVIDEND POLICY

We have not declared or paid any dividend since inception on our common stock. We do not anticipate that we will declare or pay dividends in the foreseeable future on our common stock.

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of April 3, 2010:

•	on an actual basis;
•
on a pro forma basis to give to (i) one-for-        reverse split of our outstanding common stock to be effected prior to the completion of this offering and (ii) the conversion of all of our outstanding Series B Preferred into        shares of common stock upon the completion of this offering at an assumed conversion price of  $     per share, which represents a 6.5% discount to the assumed public offering price of $     ; and

•
on an pro forma as adjusted basis to reflect (i) our sale of      shares of common stock in this offering at an assumed offering price of $      per share, and (ii) the application of proceeds from this offering to repay $     million of our outstanding indebtedness.

You should read this capitalization table together with the consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	As of April 3, 2010 (unaudited)
	Actual	Pro Forma(1)	Pro Forma As Adjusted (2)
	(amounts in thousands, except per share data)
Cash and cash equivalents	$414
First Lien Credit Agreement:
Revolving Credit Facility	14,500
Term B Credit Facility	72,917
Term C Credit Facility	19,500
	106,917
Second Lien Credit Agreement:
Term facility	25,000
Holdings revolving facility	29,485
Capital lease obligations	8,533
Total debt	169,935
Stockholders’ equity (deficit)
Series B Convertible Preferred Stock – par value $0.00002 per share, 2,000,000 shares authorized, 250,005 shares issued and outstanding, actual(3); $0.00002 par value, 2,000,000 shares authorized, no shares issued and outstanding, pro forma; $0.00002 par value, 2,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted;	12,500

Series A Convertible Preferred Stock – par value $0.00002 per share, 2,000,000 shares authorized, 1,317,602 shares issued and outstanding, actual(4); $0.00002 par value, 2,000,000 shares authorized, no shares issued and outstanding, pro forma; $0.00002 par value, 2,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted;	-	-	-
Common Stock – par value $0.00002 per share, 100,000,000 shares authorized(5), 70,523,330 shares issued and outstanding, actual; $0.00002 par value, 200,000,000 shares authorized, shares issued and outstanding, pro forma; $0.00002 par value, 200,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted;	2
Additional paid-in capital	134,581
Accumulated other comprehensive income	124
Accumulated deficit	(102,824)
Total stockholders’ equity	31,883
Total capitalization	$214,318

(1) A $1.00 increase (decrease) in the assumed public offering price of $     per share, would increase (decrease) each of cash and cash equivalents, common stock, paid in additional capital, total stockholders’ equity and total capitalization by $     million, assuming that the number of shares offered by us, as set forth on the cover cash and cash equivalents of this prospectus, remains the same. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, common stock, paid in additional capital, total stockholders’ equity and total capitalization by $      million.

(2) A $1.00 increase (decrease) in the assumed public offering price of $     per share, would increase (decrease) each of cash and cash equivalents, common stock, total stockholders’ equity and total capitalization by $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, common stock, total stockholders’ equity and total capitalization by $     million.

The number of shares of our common stock outstanding immediately after this offering is based on 136,778,330 shares outstanding as of August 4, 2010 and excludes:

•	18,095,434 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $2.30 per share;

•	8,703,572 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.50 per share; and

•
the shares reserved for issuance under our 2009 Omnibus Equity and Incentive Compensation Plan, under which we are entitled to grant a number of shares equal to 10% of the issued and outstanding shares of common stock.

(3) Series B Preferred Liquidation value of $25.6 million as of April 3, 2010, includes $0.3 million of accrued credit support fees payable quarterly in either cash or additional shares of Series B Preferred, which has a two times liquidation preference, at our option.  The credit support fee is equal to 6% (or the maximum contract rate of interest permitted by law if less than 6%) on the aggregate of the outstanding principal and accrued interest of the BMO Revolving Facility.  This fee is payable to HM LP pursuant to the Credit and Support Agreement.  The Series B Preferred has an optional conversion feature to our common stock, such that the actual conversion ratio would be 50 shares of our common stock for each share of Series B Preferred, subject to standard anti-dilution adjustments for stock splits, dividends and similar events.

(4) The holders of the Series A Preferred have the same rights as holders of our common stock.  Each share of Series A Preferred Stock was automatically converted into 50 shares of our common stock upon the filing and effectiveness of an amendment to our Charter on June 4, 2010.

(5) Our Charter was amended on June 4, 2010 to increase the number of authorized shares of common stock to 200,000,000.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share and the net tangible book value per share after this offering.

As of April 3, 2010, our historical net tangible book value was approximately $(125.2) million, or $(0.92) per share.  Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.  After giving effect to (i) the conversion of all outstanding shares of our Series B Preferred in to       shares of our common stock, our pro forma net tangible book value was approximately $     million, or $     per share, and (ii) the issuance and sale of       shares of common stock in this offering at an assumed public offering price of $      per share, and deducting the underwriting discounts and estimated offering expenses that we will pay, our pro forma as adjusted net tangible book value as of April 3, 2010 would have been approximately $      million, or $      per share.  This represents an immediate increase in net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

Per Share
Assumed public offering price per share		$
Historical net tangible book value per share as of April 3, 2010	$(0.92)
Pro forma increase in net tangible book value per share attributable to conversion of preferred stock
Pro forma net tangible book value per share as of April 3, 2010		$
Increase in pro forma net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed offering price of $     per share, would affect our as adjusted net tangible book value after this offering by $     million, the net tangible book value per share after this offering by $      per share, and the dilution per common share to new investors as adjusted by $     per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the commissions and discounts and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of shares offered by us would affect our as adjusted net tangible book value after this offering by $     million, the net tangible book value per share after this offering by $      per share, and the dilution per common share to new investors as adjusted by $     per share.

The following table sets forth, on a pro forma, as adjusted basis, as of April 3, 2010, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors purchasing shares of common stock in this offering.  The calculation below is based on an assumed public offering price of $      per share before deducting the underwriting discounts and estimated offering expenses that we will pay, and gives effect to the conversion of all outstanding shares of our Series B Preferred into         shares of our common stock.

Average
	Shares Purchased			Total Consideration			Price Per
	Number	Percent		Amount	Percent		Share
Existing stockholders			%		$	%	$
New investors
Total			%		$	%	$

A $1.00 increase (decrease) in the assumed offering price of $      per share would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $    million, $    million and $     per share, respectively. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $     million, $      million and $     per share.

If the underwriter exercises in full its option to purchase additional shares of our common stock in the offering, the pro forma as adjusted net tangible book value per share would be $     per share and the dilution to new investors in this offering would be $     per share.

The table above excludes, as of April 3, 2010:

•	18,136,953 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $9.15 per share;

•	5,703,572 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.28 per share; and

•
the shares reserved for issuance under our 2009 Omnibus Equity and Incentive Compensation Plan, under which we are entitled to grant a number of shares equal to 10% of the issued and outstanding shares of common stock as determined by us to calculate fully diluted earnings per share for the fiscal year preceding the date of determination.

If all of these options and warrants had been exercised on April 3, 2010, our pro forma net tangible book value would have been approximately $      million, or $      per share, and the dilution on a pro forma as adjusted net tangible book value basis to new investors would have been $      per share.

In addition, in connection with our $35.0 million revolving credit facility with BMO, Sector Performance Fund, LP and SPF SBS LP, affiliates of HM LLC, have guaranteed our performance under the credit facility in return for a fee. See “Certain Relationships and Related Party Transactions, Director Independence - Credit Support Agreement.” If either of Sector Performance Fund, LP or SPF SBS LP is required to perform its obligations under the guaranty, we would be obligated to use commercially reasonable efforts to repay them the principal amount and related interest within nine months after they performed under the guarantee.  If we failed to do so, the principal and interest owed to them would automatically convert into shares of Series B Preferred at a valuation of $1.00 per share, which could result in additional substantial dilution to you.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the consolidated statement of operations data for the years ended December 31, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements, which are included elsewhere in this prospectus. We have derived the summary consolidated statement of operations data for the three months ended April 4, 2009 and April 3, 2010 and the consolidated balance sheet data as of April 3, 2010 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of our financial position, results of operations and cash flows for the unaudited periods.  Our historical results are not necessarily indicative of the results to be expected in any future period and should be read in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended
	2008	2009	April 4, 2009	April 3, 2010
	(audited)		(unaudited)
	(amounts in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$215,752	$278,098	$68,665	$88,968
Cost of revenue	180,319	237,350	59,944	76,279
Gross profit	35,433	40,748	8,721	12,689
Selling, general, and administrative expenses	20,864	26,860	6,731	9,032
Asset impairment	–	38,431	–	–
Depreciation and amortization	21,270	26,878	6,273	6,572
Operating loss	(6,701)	(51,421)	(4,283)	(2,915)

Interest income	82	–	–	–
Interest expense	16,096	18,825	3,965	5,172
Other expense, net	7	284	–	–
Loss from continuing operations before income taxes	(22,722)	(70,530)	(8,248)	(8,087)

Benefit (provision) for income taxes	(4,503)	4,743	(379)	(69)
Loss from continuing operations	(27,225)	(65,787)	(8,627)	(8,156)

Income (loss) from discontinued operations (net of tax benefit of $453, $0, $0, and $0, respectively)	4,034	182	1,058	(284)
Net loss	$(23,191)	$(65,606)	$(7,569)	$(8,440)

Net loss per share:
Basic	$(0.21)	$(0.60)	$(0.07)	$(0.07)
Diluted	$(0.21)	$(0.60)	$(0.07)	$(0.07)

Weighted average number of shares outstanding:
Basic	108,835	109,096	109,093	128,576
Diluted	108,835	109,096	109,093	128,576

Adjusted EBITDA (1)	—	19,718	—	5,496

	December 31,
	2008	2009	April 3, 2010
	(audited)		(unaudited)
Consolidated Balance Sheets Data:	(amounts in thousands)
Cash and cash equivalents	$5,348	$2,263	$414
Working capital	(145,177)	(41,715)	(21,404)
Total assets	282,015	231,841	271,752
Current liabilities	191,201	80,921	94,223
Long term debt, less current portion	1,314	131,406	132,931
Total stockholders' equity	82,999	19,513	31,883

____________
(1) See “Adjusted EBITDA.”

Unaudited Pro Forma Condensed Consolidated Statements of Operations

The following unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of Berliner included in its Transition Report on Form 10-K for the six months ended December 31, 2009, filed on March 31, 2010, as well as the historical consolidated financial statements and notes thereto of Holdings and the unaudited pro forma combined financial statements in our Current Report on Form 8-K/A filed April 12, 2010 and our Current Report on Form 8-K filed on August 13, 2010 incorporated by reference herein. The pro forma financial information below shows summary unaudited pro forma combined financial information as if Berliner and Holdings had been combined as of January 1, 2010.

The unaudited pro forma financial information is for illustrative purposes only and is not necessarily indicative of the results of operations that would have been realized if the acquisition had been completed on the dates indicated, nor is it indicative of our future operating results. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. You should not rely on the unaudited pro forma income statement for the three months ended April 3, 2010, as being indicative of the results of operations that would have been achieved had the business combination been consummated as of January 1, 2009.

	Three Months Ended April 3, 2010
	Historical
	UniTek
	Three	Berliner
	Months	January 1
	Ended April	though 27,	Pro Forma		Pro Forma
	3, 2010	2010	Adjustments		Combined
	(amounts in thousands, except per share data)
Revenues	$88,968	$6,401	$-		$95,369
Costs of revenues	76,279	5,321	1,258	(a)	82,858

Gross profit	12,689	1,080	(1,258)		12,511
Selling, general and administrative expenses	9,032	3,049	(1,258	)(a)	8,208
			(2,615	)(b)
Depreciation and amortization	6,572	109	125	(c)	6,806

Operating loss	(2,915)	(2,078)	2,490		(2,503)

Interest expense	5,172	30	143	(d)	5,454
			32	(e)
			77	(f)
Amortization of deferred financing costs		77	(77	)(f)	-
Loss from continuing operations before income taxes	(8,087)	(2,185)	2,315		(7,957)

Provision for income taxes	(69)	-			(69)
Income (loss) from continuing operations	$(8,156)	$(2,185)	$2,315		$(8,026)

Loss from continuing operations per common share:
Basic	$(0.07)				$(0.06)
Diluted	$(0.07)				$(0.06)

Weighted average number of common shares outstanding:
Basic	128,576				135,616
Diluted	128,576				135,616

Statement of Operations Adjustments

(a)	Reclassification of Berliner SG&A costs to conform with our historical accounting policy

(b)	Reflects elimination of transaction costs related to the Merger incurred in Q1 Statement of Operations by both the Company and Berliner

(c)
Reflects preliminary estimated amortization for one month of identifiable intangible assets from the purchase of Berliner. Customer relationships are estimated to be amortized over seven years, backlog is estimated to be amortized over one year and covenants not to compete are estimated to be amortized over 3.4 years

(d)
Incremental interest expense from the credit support fee for one month required under the Credit Support Agreement entered into with HM Capital as part of the Merger for the guaranty of the Holdings Revolving Credit Facility.  The fee is estimated at 6% of the balance at December 31, 2009.

(e)	Amortization of deferred financing costs for one month related to financing costs associated with amendment required under UniTek First Lien and Second Lien Credit Facilities

(f)	Reclassification of deferred financing costs as interest expense to conform with our historical accounting policy

ADJUSTED EBITDA

Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, as adjusted in accordance with the table below, is a key indicator used by our management to evaluate operating performance of our company and to make decisions regarding compensation and other operational matters. While this adjusted EBITDA is not intended to replace any presentation included in these consolidated financial statements under generally accepted accounting principles, or GAAP, and should not be considered an alternative to operating performance or an alternative to cash flow as a measure of liquidity, we believe this measure is useful to investors in assessing our performance in comparison with other companies in our industry. This calculation may differ in method of calculation from similarly titled measures used by other companies.  We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as supplemental information. Adjusted pro forma EBITDA is our EBITDA adding back transaction costs for the Merger and including the results of Berliner and other acquisitions as if they had occurred at the beginning of the period being presented.

A reconciliation of adjusted pro forma EBITDA to net loss is as follows for the year ended December 31, 2009 and for the three months ended April 3, 2010 (amounts in thousands):

	Year Ended		Three Months Ended
	December 31, 2009		April 3, 2010
	Actual	Pro Forma	Actual	Pro Forma

Adjusted EBITDA reconciliation:

Net loss	$(65,605)	$(76,910)	$(8,440)	$(10,924)

(Income) loss from discontinued operations	(181)	(181)	284	284

Income tax expense (benefit)	(4,743)	(3,046)	69	69

Interest, net	18,825	21,268	5,172	5,454

Asset impairment	38,431	38,431	-	-

Depreciation and amortization	26,878	29,673	6,572	6,806

Other expense, non cash	284	246	-	-

EBITDA from continuing operations	13,889	9,481	3,657	1,689

Stock compensation expense	1,688	2,089	399	424

Legacy legal reserve (1)	1,883	1,883	-

Pro forma EBITDA from market swap (2)	1,093	1,093	-

Merger transaction costs	1,165	1,977	1,440	2,615

Adjusted EBITDA	$19,718	$16,523	$5,496	$4,728

____________
(1) Represents an adjustment to reserves for historical legal claims existing prior to 2009.

(2) This adjustment reflects the EBITDA impact for the fulfillment sites received from DIRECTV as part of the market swap had the transaction been completed on January 1, 2009.  For more information see Note 4 to the attached Holdings Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. We discuss such risks, uncertainties and other factors throughout this prospectus and specifically under the caption “Risk Factors.” The following review should be read in connection with our consolidated financial statements and the related notes that are set forth under the heading “Prospectus Summary—Consolidated Summary Financial Data,” elsewhere in this prospectus and our audited consolidated financial statements and related notes for the year ended December 31, 2009 and our unaudited pro forma condensed combined financial statements both  included in our Current Report on Form 8-K/A  filed with the Securities and Exchange Commission on April 12, 2010 and our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2010. All financial information and data from the first quarter of fiscal 2010, ended April 3, 2010, is unaudited.

Basis of Presentation

We are a leading full-service provider of permanently outsourced infrastructure services, offering an end-to-end suite of technical services to the wireless and wireline telecommunications, satellite television and broadband cable industries in the United States and Canada.  Our services include network engineering and design, construction and project management, comprehensive installation and fulfillment, and wireless telecommunication infrastructure services.  Our primary client base consists of blue-chip, Fortune 200 companies in the media and telecommunications industry, including such customers as DIRECTV, AT&T, Clearwire Communications, Ericsson, Sprint, T-Mobile, Comcast, Cox Communications, Verizon Communications, Charter Communications and Time Warner Cable.  We also serve significant Canadian customers, such as Rogers Cable and Cogeco Cable.  Our clients rely on our services to build and maintain their infrastructure and networks, and provide residential and commercial fulfillment services, which are critical to our clients’ ability to deliver voice, video and data services to their end users.  The majority of our services are performed under long-term master agreements.

On January 27, 2010, Berliner, BCI East and Holdings entered into the Merger Agreement, pursuant to which BCI East merged with and into Holdings and Holdings became a wholly owned subsidiary of Berliner.  On June 4, 2010, Berliner filed a charter amendment and changed its name to UniTek Global Services, Inc., or UniTek.

As a result of the Merger, Holdings was the accounting acquirer with Berliner (now UniTek) as the legal acquirer and registrant.  Upon the completion of the Merger, Berliner changed its fiscal year end from June 30 to December 31.  Berliner filed a Transition Report for the six month period ended December 31, 2009, on Form 10-K with the SEC on March 31, 2010, or the Transition Report.  As the accounting acquirer, Holdings’ prior year results are presented for comparison purposes.  The results for the quarter ending April 3, 2010 are Holdings for the entire period and the combined entity after consummation of the Merger on January 27, 2010, referred to herein as the Effective Time.  The results for the quarter ended April 4, 2009 and the years ended December 31, 2009 and December 31, 2008 are the results of Holdings.  For the results of Berliner for the six months ended December 31, 2009 and December 31, 2008, and the years ended June 30, 2009 and June 30, 2008, please see the Transition Report.  We currently operate in two reportable segments: (1) Fulfillment and (2) Engineering and Construction.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Major assets and liabilities that are subject to estimates include allowance for doubtful accounts, goodwill and other acquired intangible assets, deferred tax assets and certain accrued and contingent liabilities.

Summary of Operating Results

The following table presents consolidated selected financial information. The statement of operations data for the three months ended April 3, 2010, and April 4, 2009, have been derived from our unaudited consolidated financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the data for such period.

All amounts presented below are expressed in thousands, except per-share data, unless otherwise noted.

	Three Months Ended		Years Ended December 31,
	April 3, 2010	April 4, 2009	2009	2008
Statement of Operations Data:
Revenue	$88,968	$68,665	$278,098	$215,752
Gross profit	12,689	8,721	40,748	35,433
Operating loss	(2,915)	(4,283)	(51,421)	(6,701)
Net loss	(8,440)	(7,569)	(65,605)	(23,191)

Net loss per share:
Basic	$(0.07)	$(0.07)	$(0.60)	$(0.21)
Diluted	$(0.07)	$(0.07)	$(0.60)	$(0.21)

Weighted average number of shares outstanding:
Basic	128,576	109,093	109,096	108,835
Diluted	128,576	109,093	109,096	108,835

		December 31,
	April 3, 2010	2009	2008
Balance Sheet Data:
Current assets	$72,819	$39,206	$46,024
Total assets	271,752	231,841	282,015
Current liabilities	94,223	80,921	191,201
Long term debt, net of current portion	132,931	131,406	1,314
Stockholders’ equity	31,883	19,513	82,999

THREE MONTHS ENDED APRIL 3, 2010, COMPARED TO THREE MONTHS ENDED APRIL 4, 2009

Revenue

	Three Months Ended
	(amounts in thousands)
	April 3, 2010	April 4, 2009	Increase
Fulfillment	$61,570	$58,290	$3,280
Engineering and Construction	27,398	10,375	17,023
Total	$88,968	$68,665	$20,303

We had revenue of $89.0 million for the three months ended April 3, 2010, compared to $68.7 million for the three months ended April 4, 2009.  This represents an increase of $20.3 million, or 30%. Of the revenue gain, $17.1 million reflects the operations of Berliner which have been included in our consolidated results since the Effective Time and is included in the engineering and construction segment.

Revenue for the fulfillment segment increased $3.3 million from $58.3 million, or 6% for the three months ended April 3, 2010 as compared to the three months ended April 4, 2009. Revenue from the broadband cable acquisitions we completed in the fourth quarter of fiscal 2009 accounted for $4.4 million in additional revenue and the full quarter impact of the 2009 DIRECTV market swap added $2.8 million.  These gains were partially offset by weather issues in the first quarter of fiscal 2010 in the Northeast and Midwest portions of the United States and lower customer promotions in the first quarter of 2010 as compared to 2009.  We estimate the impact of these items was approximately $4.0 million.

Revenue for the engineering and construction segment increased $17.0 million from $10.4 million, or 164%, for the three months ended April 3, 2010 as compared to the three months ended April 4, 2009.  The increase is related to the operations of Berliner which have been included in our consolidated results since the Effective Time.

Cost of Revenue

	Three Months Ended
	(amounts in thousands)
	April 3, 2010	April 4, 2009	Increase
Fulfillment	$51,427	$49,828	$1,599
Engineering and Construction	24,852	10,116	14,736
Total	$76,279	$59,944	$16,335

Our cost of revenue was $76.3 million and $59.9 million for the three months ended April 3, 2010 and April 4, 2009, respectively.  This represents an increase of $16.3 million, or 27%. Of the cost of revenue increase, $15.3 million is related to the operations of Berliner which have been included in our consolidated results since the Effective Time and is included in the cost of revenue for the engineering and construction segment.  Cost of revenue was 86% and 87% of total revenue for the three months ended April 3, 2010 and April 4, 2009, respectively.

Cost of revenue for the fulfillment segment increased $1.6 million from $49.8 million for the three months ended April 4, 2009 to $51.4 million for the three months ended April 3, 2010. While cost of revenue increased in dollars, cost of revenue decreased as a percentage of revenue, which we believe reflects operational improvements made in the fulfillment segment.

Cost of revenue for the engineering and construction segment increased $14.7 million from $10.1 million for the three months ended April 4, 2009 to $24.8 million for the three months ended April 3, 2010.  The increase is primarily related to the operations of Berliner which have been included in our consolidated results since the Effective Time.

Gross Profit

	Three Months Ended
	(amounts in thousands)
	April 3, 2010	April 4, 2009	Increase
Fulfillment	$10,143	$8,462	$1,681
Engineering and Construction	2,546	259	2,287
Total	$12,689	$8,721	$3,968

Our gross profit for the three months ended April 3, 2010 was $12.7 million compared to $8.7 million for the three months ended April 4, 2009.  This represents an increase of $4.0 million, or 46%.  Of the gross profit increase, $1.8 million is from the operations of Berliner which have been included in our consolidated results since the Effective Time and is included in the engineering and construction segment.  Our gross profit as a percentage of revenue was approximately 14% for the three months ended April 3, 2010, as compared to 13% for the three months ended April 4, 2009.

For the fulfillment segment, gross margin increased from 15% for the three months ended April 4, 2009 to 16% for the three months ended April 3, 2010.  The increase is primarily related to the operational improvements in various fulfillment markets, overall profitability improvements from use of field technology and dispatch cost reduction programs.

For the engineering and construction segment, gross margin increased from 2% to 9%.  The increase is primarily attributed to a combination of operating efficiencies and the introduction of the higher margin wireless business.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, or SG&A, for the three months ended April 3, 2010 were $9.0 million as compared to $6.7 million for the three months ended April 4, 2009. This represents an overall increase of $2.3 million. Approximately $1.7 million of the increase is attributable to the results of operations of Berliner, which has been included in our consolidated results since the Effective Time.  Approximately $1.4 million in SG&A cost is primarily integration and transaction expenses related to the Merger incurred in the period ended April 3, 2010, offset by lower costs in the SG&A of our core business.

Depreciation and Amortization

Depreciation on fixed assets totaled approximately $2.7 million for the three months ended April 3, 2010 compared to $0.8 million for the three months ended April 4, 2009.  The increase in depreciation is attributed to $0.2 million of depreciation costs related to the Merger and depreciation from the 2009 conversion of a portion of our fleet from operating leases to capital leases.

Amortization of intangible assets acquired as a result of acquisitions resulted in amortization expense of approximately $3.9 million for the three months ended April 3, 2010 compared to $5.5 million for the three months ended April 4, 2009.  The decrease is related to the asset impairment of the wired telecommunications reporting unit in 2009 that resulted in a write-down of the customer contracts in the fourth quarter of fiscal 2009.

Interest Expense

We recognized $5.2 million and $4.0 million in interest expense during the three months ended April 3, 2010 and April 4, 2009, respectively.  The increase of $1.2 million was primarily due to the higher debt levels in the first quarter of 2010 compared to the first quarter of 2009, an increase in interest rates from the 2009 amendments to the debt agreements and the guaranty fee on the BMO Revolving Facility entered into during January 2010.

Income Taxes

We recorded income tax expense of $0.1 and $0.4 million for three months ended April 3, 2010 and April 4, 2009, respectively.  The 2010 tax expense represents the estimated tax expense from our Canadian operations.  The 2009 tax expense is due to differences between book and tax amortization of intangible assets.

At April 3, 2010, we had net operating loss carry forwards for federal and state income tax purposes of approximately $33.0 million which begin to expire in 2014 and will fully expire by 2029.  Because the Company has not yet achieved profitable operations, management believes the potential tax benefits from the deferred tax assets do not satisfy the realization criteria set forth in Federal Accounting Standards Board, or FASB, Accounting Standards Codification Topic 740, and accordingly, has recorded a valuation allowance of the entire net deferred tax asset.

YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008

Below is a summary of revenue and gross profit for the years ended December 31, 2009 and 2008:

Revenue

	Year Ended December 31,		Increase/
	2009	2008	(Decrease)
	(amounts in thousands)
Fulfillment	$238,656	$148,464	$90,192
Engineering and Construction	39,442	67,288	(27,846)
Total	$278,098	$215,752	$62,346

We had revenue of $278.1 million for the year ended December 31, 2009, versus $215.8 million for the prior year ended December 31, 2008.  This represents an increase of $62.3 million, or 29% year-over-year.

Revenue for the fulfillment segment increased $90.2 million from $148.5 million for the year ended December 31, 2008 to $238.7 million for the year ended December 31, 2009 or 61%.  There were three acquisitions of cable television sites that contributed growth of $4.2 million and the 2008 acquisition/swap of 180 Connect, net of the 2009 market swap with DIRECTV, contributed additional satellite and broadband fulfillment revenue of approximately $51.3 million.  Internal revenue growth in the fulfillment segment was approximately $34.7 million (23%), which was primarily related to winning business in new markets from existing satellite and broadband customers.

Revenue for the engineering and construction segment decreased $27.8 million from $67.3 million for the year ended December 31, 2008 to $39.4 million for the year ended December 31, 2009.   The full year impact in 2009 of the 2008 telecommunications acquisitions was approximately $14.4 million in additional revenue.  Offsetting these increases was a reduction in spending by one of our telecommunications customers, primarily a result of the completion of our customers’ deployment plan in certain markets.  We believe the impact on our telecommunications revenue from this matter was a reduction of approximately $43.8 million in 2009 as compared to 2008.   The balance of the revenue change was normal changes in customer spending.

Cost of Revenue

	Year Ended December 31,		Increase/
	2009	2008	(Decrease)
	(amounts in thousands)
Fulfillment	$200,326	$123,423	$76,903
Engineering and Construction	37,024	56,896	(19,872)
Total	$237,350	$180,319	$57,031

Our cost of revenue was $237.4 million and $180.3 million for the years ended December 31, 2009 and 2008, respectively.  Cost of revenue represents an increase of $57.0 million, or 32%. These amounts represent 85% and 84% of total revenue for the years ended December 31, 2009 and 2008, respectively.

Cost of revenue for the fulfillment segment increased $76.9 million from $123.4 million for the year ended December 31, 2008 to $200.3 million for the year ended December 31, 2009.  This represents an increase of 62% during a period when revenue increased 61%.

Cost of revenue for the engineering and construction segment decreased $19.9 million from $56.9 million for the year ended December 31, 2008 to $37.0 million for the year ended December 31, 2009.  This represents a decrease of 35% during a period when revenue decreased 41%.  The difference reflects the impact of fixed site costs that could not be impacted fast enough in the period.

Gross Profit

	Year Ended December 31,		Increase/
	2009	2008	(Decrease)
	(amounts in thousands)
Fulfillment	$38,330	$25,041	$13,289
Engineering and Construction	2,418	10,392	(7,974)
Total	$40,748	$35,433	$5,315

Our gross profit for the year ended December 31, 2009 increased 15% to $40.7 million as compared to $35.4 million for the year ended December 31, 2008.  Our gross profit as a percentage of revenue was approximately 15% for the year ended December 31, 2009, as compared to 16% for the year ended December 31, 2008.

For the fulfillment segment, gross profit decreased from 17% for the year ended December 31, 2008 to 16% for the year ended December 31, 2009 primarily reflecting the costs incurred in starting up new cable fulfillment operations.

For the engineering and construction segment, gross profit decreased from 15% for the year ended December 31, 2008 to 6% for the year ended December 31, 2009 reflecting the impact of the unexpected revenue decline from one of our telecommunications customers.

Selling, General and Administrative Expenses

SG&A expenses for the year ended December 31, 2009 were $26.9 million as compared to $20.9 million for the year ended December 31, 2008. This represents an overall increase of $6.0 million or 29%. SG&A expenses included non-cash charges for stock compensation expenses of $1.7 million and $1.3 million for the years ended December 31, 2009 and 2008, respectively.

The increase in SG&A expense primarily reflects the added cost to support the revenue growth from $215.8 million in 2008 to $278.1 million in 2009, as well as the full year effect of certain administrative staff additions, transaction and integration costs associated with the 2008 acquisitions completed by us.  As a percentage of revenue, SG&A expense was constant at 9% of revenue for the year ended December 31, 2008 and 9% in 2009 when excluding the non-cash stock compensation costs.

Asset Impairment

We performed our required annual goodwill impairment test as of October 3, 2009 and determined that the carrying value of the telecommunications reporting unit exceeded its fair value and was therefore impaired.  We also completed an impairment test of our long-lived assets at that date.  The results of the impairment testing caused us to recognize a non-cash asset impairment charge of $38.4 million.

Depreciation and Amortization

Depreciation expense, including amortization of assets under capital leases, was approximately $6.8 million and $4.2 million for the years ended December 31, 2009 and 2008, respectively.

Amortization of intangible assets acquired as a result of acquisitions resulted in amortization expense of approximately $20.7 million and $19.6 million for the years ended December 31, 2009 and 2008, respectively.  Amortization of customer contracts and employee non-compete agreements are being amortized over a useful life of 15 to 60 months on a straight line basis.

Interest Expense

We recognized $18.8 million in net interest expense during the year ended December 31, 2009 as compared to $16.0 million for the year ended December 31, 2008.  The increase of $2.8 million was primarily due to the higher debt level from the 2008 and 2009 acquisitions and higher interest rate resulting from 2009 amendments to the debt agreements.

We recognized $2.2 million and $1.7 million in amortization of deferred financing fees for the years ended December 31, 2009 and 2008, respectively for fees incurred from the original issuance and subsequent amendments to existing debt agreements.

Income Taxes

We recorded an income tax benefit of $4.7 million for the year ended December 31, 2009 and an income tax expense of $4.0 million for the year ended December 31, 2008. The effective income tax rate for the year ended December 31, 2009 was 7%.  The tax benefit for the year ended December 31, 2009 is created primarily by the asset impairment.  Overall, Holdings had approximately $33.4 million of deferred tax assets as of  December 31, 2009 that were offset by a valuation allowance as the Company has not yet achieved profitable operations to utilize the deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

At April 3, 2010, we had consolidated current assets of approximately $72.8 million, including cash and cash equivalents of approximately $0.4 million.  Historically, we have funded our operations primarily through operating cash flow and borrowings under loan arrangements. The principal use of cash during the three months ended April 3, 2010 was to pay costs associated with consummating the Merger.

We believe that our cash, cash equivalents and net proceeds from this offering will be sufficient to meet our anticipated cash requirements for at least the next 12 months. If our available cash and cash equivalents are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain an additional credit facility. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecast amounts. Any such required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned development and operations, which could harm our business.

Below is a summary of our debt agreements that is relevant to an understanding of our liquidity and capital resources:

First Lien Credit Agreement and Second Lien Credit Agreement

General

On September 27, 2007, UniTek Acquisition, Inc., or Acquisition, entered into (1) a First Lien Credit Agreement, by and among Acquisition, UniTek Midco, Inc., or Midco, certain subsidiaries of Acquisition as guarantors, the initial lenders, Royal Bank of Canada, as administrative agent and collateral agent for the lenders and RBC Capital Markets, as lead arranger and book-runner, or the First Lien Credit Agreement, and (2) a Second Lien Term Loan Agreement, by and among Acquisition, Midco, certain subsidiaries of Acquisition as guarantors, the initial lenders, Royal Bank of Canada, as administrative agent and collateral agent for the lenders and RBC Capital Markets, as lead arranger and book-runner, or the Second Lien Credit Facility.

Availability and Term

The credit facilities provided for under the First Lien Credit Agreement are (1) a First Lien Term B Credit Facility, or the Term B Credit Facility, (2) a First Lien Term C Credit Facility, or the Term C Credit Facility, and (3) a First Lien Revolving Credit Facility, or the Revolving Credit Facility, with a portion of such Revolving Credit Facility available as a swing line facility and a portion available as a letter of credit facility.  The Term B Credit Facility and the Revolving Credit Facility, including the swing line loan facility and the letter of credit facility, mature on September 27, 2012.  The Term C Credit Facility matures on the earlier of (1) three months after the maturity date of the Term B Credit Facility and (2) December 31, 2013.  As of April 3, 2010, the Term B Credit Facility and the Term C Credit Facility are fully drawn at $93.0 million, and approximately $14.5 million of principal is outstanding under the Revolving Credit Facility.

The credit facility under the Second Lien Credit Facility is a $25.0 million second lien term loan facility.  As of April 3, 2010, the Second Lien Credit Facility is fully drawn.  The Second Lien Credit Facility matures on the earlier of (1) three months after the maturity date of the Term B Credit Facility and (2) December 31, 2013.

Interest Rate and Fees

The Term B Credit Facility currently bears interest at a rate per annum equal to 5.5% for base rate advances and 6.5% of Eurodollar advances (subject to 2.50% floor) provided that the applicable margin shall be increased for each period in which the leverage ratio is greater than 3.00:1.00 to 6.25% per annum for base rate advances and 7.25% per annum for Eurodollar rate advances (subject to 2.5% floor).  The Term C Credit Facility currently bears interest at a rate of 16.50% on $8 million of the debt and 13.08% on the remaining $11.5 million of the debt.  The Second Lien Credit Facility currently bears interest at a rate per annum equal to the greater of (1) 15.75% and (2) the Eurodollar rate plus a margin of 7.25%.  The Revolving Credit Facility interest rate margin is 5.0% for base rate advances and 6% of Eurodollar advances (subject to 2.50% floor) provided that the applicable margin for the Revolving Credit Facility shall be increased for periods in which the Leverage Ratio is greater than 3.00:1.00 to 5.75% per annum for base rate advances and 6.75% per annum for Eurodollar rate advances (subject to 2.50% floor).

Guaranties and Security

The obligations under the First Lien Credit Agreement are guaranteed by Midco and certain subsidiaries of Midco, or the Guarantors, and are secured by a first priority lien on substantially all of our assets and property and those of the Guarantors, including a pledge of all equity interests in Acquisition and the Guarantors, other than Midco.

The obligations under the Second Lien Credit Facility are guaranteed by the Guarantors and are secured by a second priority lien on substantially all of our assets and property and those of the Guarantors, including a pledge of all equity interests in Acquisition and the Guarantors, other than Midco.

The First Lien Credit Agreement and the Second Lien Credit Facility contain representations and warranties and affirmative and negative covenants that are customary for debt facilities of this type.  In addition, the First Lien Credit Agreement contains certain financial covenants, including, among other things, a maximum total leverage ratio, a maximum first lien leverage ratio, a minimum fixed charge coverage ratio, a minimum interest coverage ratio and minimum liquidity requirements.  The Second Lien Credit Facility also contains total leverage ratio, maximum fixed charge coverage ratio and minimum interest coverage ratio covenants, although in some cases the covenants contained in the First Lien Credit Agreement are more restrictive.

The First Lien Credit Agreement and the Second Lien Credit Facility also include events of default that are customary for debt facilities of this type, subject to significant threshold amounts and cure periods.  These events of default include, among other things, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain indebtedness and bankruptcy.

Expansion of First Lien Credit Agreement

On July 16, 2010, we amended our existing Term B Credit Facility to provide a Third Incremental Term B Facility of up to $20.0 million.  Upon closing of the amendment, $15.0 million of the facility was made available to us. The additional $5.0 million of the facility shall be available to us as early as November upon the achievement of certain EBITDA levels and covenant compliance as defined in the amendment.  The proceeds were used to reduce the existing balance on the Revolving Credit Facility to support future working capital needs.  The Third Incremental Term B Facility currently bears interest at the same rate as the prior Term B Credit Facility.  Pursuant to the terms of the amendment, the lenders under the Third Incremental Term B Facility received warrants to purchase an aggregate of 3,000,000 shares of our common stock.  The warrants have an exercise price of $0.01 per share, vested 25% upon issuance, and the remaining warrants vest ratably through September 1, 2012.  The warrants contain a cashless exercise provision and provide for anti-dilution adjustments in the case of reclassifications, consolidations, mergers or sales that impact our common stock.

Letter of Credit Transaction

On March 31, 2010, we entered into a Senior Secured Letter of Credit Facility arrangement, or the LOC Facility, via an amendment to the First Lien Credit Agreement, or the Amendment, by and among Acquisition, Midco, certain subsidiaries of Acquisition as guarantors, the initial lenders under the LOC Facility, and Royal Bank of Canada, as administrative agent and collateral agent for the lenders.  The Amendment establishes the “Incremental Tranche” added to the credit facilities established by the First Lien Credit Agreement.  The full amount of the Incremental Tranche is solely available to Acquisition for the issuance of letters of credit in support of Acquisition’s obligations under certain insurance policies and other general corporate purposes.  The LOC Facility charges a 1.3333% per month cash fee payable on issued but unfunded letters of credit and a 1.0% per annum cash fee on the daily average unfunded amount of the LOC Facility.  Funded letters of credit will carry an interest rate of LIBOR plus 6.75% per annum with a 2.5% LIBOR floor.  As of April 3, 2010, there were $6.0 million in letters of credit issued under the LOC Facility.

Loan Authorization Agreement

Availability and Term

In September 2007, Holdings entered into the Loan Authorization Agreement with BMO.  The Loan Authorization Agreement established the BMO Revolving Facility and is evidenced by a demand note.  The BMO Revolving Facility is payable and matures on demand of BMO.  As of April 3, 2010, approximately $25.0 million of principal plus approximately $4.5 million in interest (calculated at a per annum rate of 7.25%) is outstanding under the BMO Revolving Facility.  The lender under the BMO Revolving Facility has the right to terminate the BMO Revolving Facility at any time upon demand.

Guaranties

The obligations under the Loan Authorization Agreement are guaranteed severally, but not jointly, by Sector Performance Fund and SPF, who are affiliates of HM LLC.

The net cash flows for the Company for the three months ended April 3, 2010 and April 4, 2009 are as follows:

	Three Months Ended
	(amounts in thousands)
	April 3, 2010	April 4, 2009
Net cash (used in) provided by operating activities	$(4,690)	$384
Net cash used in investing activities	(527)	(584)
Net cash provided by (used in) financing activities	3,393	(2,138)

Cash (used in) provided by operating activities.

Net cash used in operating activities in the three months ended April 3, 2010 was approximately $4.7 million and net cash provided by operating activities was $0.4 million in the three months ended April 4, 2009.   During the three months ended April 3, 2010, cash flow used in operating activities primarily resulted from our operating income, net of non-cash charges, of approximately $0.4 million, which represents an increase of $0.3 million compared to the three months ended April 4, 2009. Accounts receivable increased by approximately $5.2 million due to increased revenue during the three months ended April 3, 2010.

In the three months ended April 4, 2009, cash provided by operating activities primarily resulted from the results of discontinued operations.  For the period ended April 4, 2009, working capital increased by approximately $1.2 million which was primarily from an increase in accounts receivable.

Cash used in investing activities.

Net cash used in investing activities was approximately $0.5 million and $0.6 million in the three months ended April 3, 2010 and April 4, 2009, respectively.  Cash used for the purchase of fixed assets was $0.6 million and $0.5 million for the three months ended April 3, 2010 and April 4, 2009, respectively.

Cash provided by (used in) financing activities.

Net cash provided by financing activities was approximately $3.4 million in the three months ended April 3, 2010 as compared to cash used in financing activities of $2.1 million in the three months ended April 4, 2009.  During the three months ended April 3, 2010, net cash provided by financing activities consisted primarily of $12.5 million from issuance of preferred stock contributions and $0.4 million from issuance of common stock. As part of the Merger, existing Berliner debt of $7.2 million was paid, net of cash acquired, and $2.6 million was paid on the Term B Credit Facility.

During the three months ended April 4, 2009, net cash used in financing activities consisted primarily of repayment of revolver and long-term debt of $1.9 million. In addition, payments on capital leases were $1.5 million and $0.3 million for the period ended April 3, 2010 and April 4, 2009, respectively.

Off-Balance Sheet Arrangements

We provide letters of credit to secure our obligations primarily related to our insurance arrangements.  Total letters of credit issued as of April 3, 2010 was $6.0 million.  All outstanding letters of credit were issued under the LOC Facility.

Effect of Inflation

We do not believe that our businesses are impacted by inflation to a significantly different extent than the general economy.  However, there can be no assurance that inflation will not have a material effect on the operations in the future.

Our ability to satisfy our current obligations is dependent upon our cash on hand, borrowings under our credit facilities, and the operations of our subsidiaries. Our current obligations consist primarily of capital expenditures, debt service and funding working capital. In the event we are not able to generate positive cash flow in the future, or if we incur unanticipated expenses for operations and are unable to acquire additional capital or financing, we will likely have to reassess our strategic direction, make significant changes to our business operations and substantially reduce our expenses until such time as we achieve positive cash flow. The cancellation and/or deferral of a number of projects from our largest customers may have a material impact on our ability to generate sufficient cash flow in future periods.

BUSINESS

Overview

We are a leading full-service provider of permanently outsourced infrastructure services, offering an end-to-end suite of technical services to the wireless and wireline telecommunications, satellite television and broadband cable industries in the United States and Canada.  Our services include:

•	network engineering and design;
•	construction and project management;
•	comprehensive installation and fulfillment; and
•	wireless telecommunication infrastructure services.

Our clients, which are primarily large telecommunications, satellite television and cable companies, utilize our services to build and maintain their infrastructure and networks, and to provide residential and commercial fulfillment services.  These services are critical to our clients’ ability to deliver voice, video and data services to their end users.  The majority of our services are performed under long-term master agreements.

Our operating philosophy promotes a culture of visibility and accountability and is focused on achieving efficiencies and surpassing each customer’s performance standards. All of our operating subsidiaries utilize our shared services platform, which consists of accounting, administrative, fleet management, insurance, safety, legal and corporate resources at our corporate headquarters. We have developed a standardized set of technology enabled, real-time monitoring and reporting capabilities, which we refer to as PROS.  We rely on PROS to provide detailed, real-time reports on various performance metrics.  We believe this enables management to respond rapidly to optimize operational performance.  By maintaining a centralized, technology-enabled shared services function, we believe we can better manage our business, control costs, and apply universal financial and operational controls and procedures.  Our shared services platform has been engineered to be highly scalable, and we believe that it can support a large increase in business without significant modifications.

Our strategy has enabled us to grow and scale our business units across a diversified set of customers, geographies and end markets by executing to the highest performance standards.  We intend to leverage our outstanding performance, commitment to technology and shared service platform to grow our revenue and profitability.

As of August 4, 2010, our operations included approximately 102 field offices and a workforce of approximately 5,200, of whom approximately 3,100 are full-time employees.

We report our results in two segments: Fulfillment and Engineering & Construction.  These reportable segments are based on the services we provide and the industries we serve.  Our Fulfillment segment primarily serves the satellite television and cable industries, where we provide outsourced installation, upgrade and network management services. Revenues of the Fulfillment segment are typically recurring in nature and are primarily billed based on predetermined rates for each service performed.  Our Engineering & Construction segment primarily serves the wireless and wireline telecommunications industries, where we provide engineering, design, construction and project management services.  Revenues of our Engineering & Construction segment are generated under master service agreements and other contracts which are billed based on a combination of percent-of-completion, milestone achievement or predetermined rates for each service performed.

For the fiscal years 2008 and 2009, we had revenues of $215.8 million and $278.1 million, respectively, representing growth of 28.9%.  For the three months ended April 4, 2009 and April 3, 2010, we had revenues of $68.7 million and $89.0 million, respectively, representing growth of 29.5%.  As of July 3, 2010, our three-year backlog was approximately $735 million, approximately 23% of which we expect to realize in the last six months of 2010.

On January 27, 2010, we consummated the Merger Agreement with Holdings pursuant to which our subsidiary merged with and into UniTek and UniTek became our wholly owned subsidiary.   On June 4, 2010, we changed our corporate name from Berliner Communications, Inc. to UniTek Global Services, Inc.  Pro forma for the Merger, our fiscal 2009 revenues were $347.5 million.

Industry

We operate in the permanently outsourced infrastructure services industry, assisting national and international customers in the communications sector. Our customers are generally large corporations in the wireless and wireline telecommunications, satellite television and broadband cable industries in North America.  The wireless, wireline, cable and satellite television industries have continually outsourced a significant portion of their fulfillment, engineering, construction and maintenance requirements in order to reduce their investment in capital equipment, provide flexibility in workforce sizing and focus on their core competencies, thereby creating a large market for permanently outsourced infrastructure service providers.

We believe the following industry trends will increase the size of the permanently outsourced infrastructure services industry:

Faster Technology Upgrade Cycles.  The evolution of technology has become more rapid, creating demand for increasingly faster and more robust voice, video and data services.  To support these next generation services, communication service providers have been investing a significant amount of capital to increase the capacity and performance of their data networks.  In addition, new technologies such as Long-Term Evolution and Worldwide Interoperability for Microwave Access are being developed to support increasingly data-intensive mobile devices.  At the same time, major regional and rural telecommunication companies are upgrading their networks from copper line to fiber optic line in order to enhance their ability to provide customers with bundled services that include video, voice and data. Similarly, cable and satellite television companies have been introducing new technologies, such as high-definition television, digital video recorders and video-on-demand, all of which require enhanced data transfer capabilities.  Providers of these services have historically outsourced the design, construction and maintenance of their networks to third parties in order to minimize their fixed costs and number of employees.  As these providers roll-out new technologies and capabilities, we believe the demand for permanently outsourced infrastructure services will increase.

In addition, state and local governments have started to push for technology upgrades and enhanced services.  In February 2009, the ARRA was passed, and local governments, municipalities and others have begun receiving funds for construction activities, many of which are directly related to our areas of expertise, such as the engineering and construction of communications networks.  More than $7.0 billion of the funds to be issued under the ARRA are earmarked to build broadband facilities throughout the United States.  As of May 2010, $2.3 billion had already been awarded to states to underwrite nearly 200 broadband projects across the country.

Wireless Telecommunications Industry Trends. Use of wireless telecommunications has grown rapidly, driven by the dramatic increase in wireless telephone usage, along with strong demand for wireless internet and other data services.  In the United States, CTIA estimates that as of December 2009 there were 285.6 million wireless subscriber connections, using 2.3 trillion annualized minutes.  The opportunity for growth is significant, with the telecommunications industry constantly releasing upgrades and new products. According to CTIA, the number of cell sites has increased from approximately 180,000 in 2005 to approximately 250,000 in 2009.  Furthermore, CTIA estimated wireless carriers invested more than $20.0 billion upgrading their operations and expanding their networks’ coverage in 2009.  The Telecommunication Industry Association forecasts the number of cell sites to increase to 438,000 in 2013. These network upgrades require increased construction, maintenance and repair services, a substantial portion of which will be provided by permanently outsourced infrastructure service providers.

In addition, the FCC has issued and we expect it will continue to issue licenses that grant access to new wireless spectrums to new and existing wireless service providers.  To support these new licenses, the recipients are often required to develop and build new wireless networks.  A recent example of this is LightSquared, a company funded by Harbinger Capital to develop a state-of-the-art 4G open wireless broadband network.  In July 2010, LightSquared announced that it had partnered with Nokia Siemens Networks for network design, equipment manufacturing and installation and network operations and maintenance services in an agreement worth approximately $7.0 billion over eight years.  We believe that a significant portion of the services to be provided under this, and similar agreements, will be outsourced to permanently outsourced infrastructure service providers.

Satellite Industry Trends. According to the Satellite Broadcasting & Communications Association, as of December 2009, there were approximately 32.7 million satellite television subscribers compared to 30.6 million as of December 2007.  In total, the U.S. satellite television market, comprised of DIRECTV and DISH Network, spent $2.4 billion in capital expenditures in 2009 determined by the companies’ annual reports. Based on public filings of these two carriers, there were approximately 14.3 million gross subscriber additions and 12.2 million subscriber disconnections in the past two years, resulting in a net increase of 2.1 million subscribers.  Additionally, satellite providers spend a significant portion of their retention marketing budgets on subscriber upgrade initiatives, which rely on our outsourced services. As digital video providers in the satellite, cable and telecommunications industries increase their competition for subscribers, we believe the number of gross subscriber additions and disconnections will continue to increase, increasing the demand for our services.

Cable Industry Trends.  The NCTA estimates there were approximately 62.1 million cable subscribers in the United States in 2009, compared to 66.6 million in 2000.  Over the same time period, however, residential cable video revenues have increased from $32.5 billion to $53.0 billion.  Cable providers have been able to increase revenues despite a declining subscriber base by increasing higher-end services, such as high-definition video, digital video recorders, video-on-demand, high speed data and telephony.  All of these new services require higher capacity networks, which has driven increased capital expenditures.  In fact, the NCTA estimates that between 2000 and 2009, the cable industry spent over $131.0 billion on infrastructure investments.  In addition, as a result of these new technologies evolving more rapidly, cable providers’ infrastructure investments have been increasing, with $14.4 billion being invested in 2009 compared to $10.1 billion being invested in 2004.  A significant portion of these investments represent permanently outsourced infrastructure services, such as design, construction, maintenance and repair services.

Continued Convergence of Services.  Over the past several years, there has been increased convergence of services driven by the proliferation of 3G networks and the beginning roll-out of 4G networks.  The communications industry is facing rising demand for current and future services.  Providers are reporting that data traffic, including Web access, video messaging and other services, has begun to outpace voice traffic.  The Cisco Visual Networking Index: Global Mobile Data Forecast Update notes that the average smartphone user generates 10 times the amount of traffic generated by the average non-smartphone user.  Furthermore, Cisco estimates that mobile data traffic will increase 39 times between 2009 and 2014.  In order to support all these data services, there is, and will continue to be, a need to increase the backhaul capacity.  Backhaul refers to the transfer of voice, video or data from a site, such as a cellular tower, to the network backbone, which is the primary network supporting the internet and other communications.  As the number of wireless and other remote communication sites continues to grow rapidly, the need for constructing robust backhaul capabilities will grow.  Backhaul traffic can flow over microwave, fiber, cable, or other technologies, and our broad expertise in installing and designing effective backhaul delivery methods in all available technologies is a significant resource for our customers and a competitive advantage for us.  Based on public filings, AT&T and Verizon spent approximately $20 billion on wireline capital expenditures in 2009, and according to Infonetics Research, mobile backhaul spending rose 21% to $7.2 billion in 2009 and is expected to rise 44% by 2014 to $10.4 billion.  The demand for backhaul links will continue to increase with the convergence of services.  In addition, we believe that downstream demand from other communications providers, such as internet service providers, satellite operators and telecommunication resellers, who utilize backhaul infrastructure to provide their services, will continue to increase.  As demand for these services increase, communication companies will need to invest capital to improve their networks to accommodate the demand for increased capacity, which will in turn increase the demand for permanently outsourced infrastructure services.

Services

UniTek is a leading, full service provider of permanently outsourced infrastructure services.  We deliver a broad range of specialized services to our customers, including network engineering and design, construction and project management, installation and fulfillment, and wireless services.

Network Engineering and Design.  We are a provider of engineering and design services to the industries we serve for underground plant construction, aerial infrastructure and multi-dwelling content delivery.  We have a suite of network permit, design and engineering operations that facilitate the construction of fiber cable placement and splicing from the user’s premises through to the service providers distribution center.  We also work with municipalities to expedite the engineering and permitting processes, supporting our industry leading delivery of installation and construction services.

Construction and Project Management.   We are a full-service provider to the cable and wireline telecommunication industries of project management and construction services, including systems engineering, aerial and underground construction and project management.  We offer 24-hours-a-day, 7-days-a-week and 365-days-a-year maintenance and upgrade support to our customers. Our comprehensive service offerings include the regular maintenance of our customers’ distribution facilities and networks as well as emergency services for accidents or storm damage.  Our upgrade work ranges from routine replacements and upgrades to major network overhauls.

Installation and Fulfillment Services.  We are a full-service provider of residential and commercial installation services to the satellite television, and broadband cable industries.  We provide regional fulfillment services including warehousing/logistics, call centers, inventory management, customer service compliance, fleet management and risk and safety competencies.  UniTek has developed innovative, leading-edge technologies and processes to help manage the daily operations and improve upon existing work processes.  In many of our markets, we are the exclusive provider of customer installation, upgrade and disconnect services.  In addition, the majority of our installation and fulfillment services are performed under long-term master agreements which are typically highly predictable and recurring in nature.

Wireless Telecommunications Infrastructure Services.  We provide outsourced project management, construction and infrastructure services to wireless telecommunication companies nationwide.  Our core activities include communications infrastructure equipment construction and installation, radio frequency and network design and engineering, radio transmission base station installation and modification, and in-building network design, engineering and construction.  Additionally, we provide site acquisition services where we act as an intermediary between our clients and property owners and facilitate the wireless site preparation process from selection through construction.  In order to build and expand networks, telecommunications companies require locations that have direct access to highways and roads to mount their antennae and equipment.  We identify appropriate properties, negotiate the transactions and handle the administrative details facilitating the eventual construction or augmentation of a wireless communication equipment site. Our accumulated knowledge and relationships assist in the planning and installation of the telecommunication facilities while expediting the acquisition of necessary permits, entitlements and approvals that are required by various municipalities.

Competitive Strengths

Our competitive strength is based on our focus on operational excellence in the field, which is driven by our shared services platform and our commitment to technology.

Operational Execution. Our operating philosophy promotes a culture of visibility and accountability focused on achieving efficiencies and surpassing each customer’s performance standards.  In an industry where substantial operational complexity exists, including thousands of daily service visits, millions of dollars of equipment procured and installed every month, and over ten thousand calls daily into call centers, our operational approach, including PROS, has allowed us to achieve what we believe is superior operating performance.  Combined with our shared services platform, PROS enhances our operational execution by creating real-time accountability through the rapid detection and correction of operational issues that could potentially impact performance, productivity and profitability.  Our solution provides management and field personnel instantaneous operating and financial reports focused on “event management” parameters and metrics that promulgate prompt, corrective actions. In comparison to industry standards, in which infrequent and minimally analyzed reviews and reports are common, we capitalize on our shared services model and PROS technology to ensure frequent, regular and meticulously reviewed reports which result in cost minimization, increased worker productivity and efficient business practices.  Our performance-oriented culture is further enhanced by our management development program at UniTek University and our adaptation of modern technologies. We believe that together with the scalability of our shared services platform and our ability to seamlessly integrate strategic acquisitions, our culture presents a substantial barrier to entry for competitors in the future. These systems have facilitated our entry into three new markets and successful integration of nine acquisitions since our inception in 2004. We believe that our high quality operational procedures create high customer satisfaction and comprehensive employee accountability, setting the foundation for continuous expansion and growth.

Single Source Service Provider.  As the communications market continues to evolve due to high bandwidth driven applications, the once disparate wireline and wireless industry segments will continue to converge into a ubiquitous technology landscape.  As a result, these industry segments will need service providers who can bridge these two merging technologies.  We intend to leverage our wireline and wireless turn-key services to capitalize on our customers’ capital spend. We believe that our ability to leverage our expertise in many communications technologies provides us with a competitive advantage as our customers have build out plans that require this expertise as their services converge.

Large Footprint and Strong Customer Relationships. We have been in business for over 20 years and have achieved significant scale and strong customer relationships in each of the industries in which we compete. As of August 4, 2010, our network includes 102 locations and a workforce of approximately 5,200 across the United States and Canada.  From 2007 to 2010, we have grown from five customers in two industries to over 100 customers in four industries.  Our primary customer base consists of blue-chip, Fortune 200 companies in the media and telecommunications industry, including such customers as DIRECTV, AT&T, Clearwire Communications, Ericsson, Sprint, T-Mobile, Comcast, Cox Communications, Verizon Communications, Charter Communications and Time Warner Cable.  We also serve significant Canadian customers, such as Rogers Cable and Cogeco Cable.  We believe our experience, technical expertise, geographic reach and size are important to our customers and allow us to effectively bid for large-scale contracts.

Reputation for Reliable Customer Service and Technical Expertise.  We believe that the strength of our customer relationships is a direct result of our leading customer service and technical expertise.  Central to this is PROS, which creates real-time visibility and accountability, detects and corrects operational issues, allows multiple levels of employees to interact, leverages centralized shared services, and allows efficient monitoring and management of operations. In addition, we further differentiate ourselves from our competitors through our integration of various technologies into our business, including GPS in our fleet, handheld devices to streamline technician work order closure and inventory consumption, and iPhone deployment to document quality and safety observations.  We believe our reputation for excellent quality, customer service and technical expertise gives us an advantage in competing for new contracts as well as in maintaining and extending our current customer relationships.

Experienced Management Team. Our management team, which includes our chief executive officer, chairman, chief financial officer and divisional leaders, plays a significant role in establishing and maintaining long-term relationships with our customers, supporting the growth of our business and managing the financial aspects of our operations.  Our management team possesses significant industry experience and contains a deep understanding of our customers and their performance requirements.  Generally, the management and key employees of our recently acquired companies continue to work for us under performance-aligned long-term employment or services agreements.

Strategy

The key elements of our business strategy are:

Execute on Existing Backlog. July 3, 2010, our current three-year backlog was approximately $735.0 million. We intend to work closely with our customers to ensure we execute on our already signed contracts at a performance level that exceeds our customers’ services requirements.  In addition, we are dedicated to utilizing our shared services platform to ensure that we execute this existing backlog in a highly profitable manner.

Expand and Diversify our Backlog. We are focused on growing and diversifying our backlog through increasing our relationships with existing customers and building relationships with new customers.  We offer our customers a full range of outsourced infrastructure services, including specialized engineering and design services, construction management services, broadband network and wireless infrastructure construction, repair and maintenance, and comprehensive residential and commercial installation and fulfillment services.  In many cases, our customers only utilize a portion of the potential services that we can provide.  We will continue to utilize our reputation for quality and service together with our differentiated technological capabilities to win new contracts from our existing and new customers.  In addition, we will selectively enter new markets, either internally or through strategic acquisitions.  Potential new industries include power and utilities, water and sewer infrastructure and government security.  According to IBISWorld estimates for 2010, these industries represent large capital expenditure market opportunities of $82.2 billion, $33.7 billion, and $6.5 billion respectively.

Increase Efficiency through Continued Development of our Technology. PROS is a highly customized, web-based real-time reporting tool that enables us to have rapid insight into our business.  In addition, we capture data generated in the field by our technicians and analyze trends in performance, safety, training and service delivery to maximize our operational efficiency across our product and service offerings.  We plan to continue to develop our technology in an effort to ensure we have the capabilities needed to effectively and profitably manage our operations.

Pursue Selective Acquisitions. We selectively pursue strategic acquisitions that complement our existing business through (i) diversifying our service offerings, customers, end markets and geographies, (ii) adding experienced managers to the UniTek’s management team and (iii) strengthening our financial profile.   We believe that attractive acquisition candidates exist as a result of the highly fragmented nature of our industry, the inability of many smaller competitors to expand and modernize due to capital constraints and the desire of owners of acquisitions candidates for liquidity.  We believe that our platform and experienced management team will be attractive to acquisition candidates.

Customers

Our current customers include leading media and telecommunication companies such as DIRECTV, AT&T, Clearwire Communications, Ericsson, Sprint, T-Mobile, Comcast, Cox Communications, Verizon Communications, Charter Communications and Time Warner Cable.  We also serve significant Canadian customers, such as Rogers Cable and Cogeco Cable.

During the year ended December 31, 2009, our four largest customers as a percentage of total revenue were DIRECTV (64%), Comcast (13%), Verizon Communications (8%) and Rogers Cable (5%).   During the three months ended April 3, 2010, our four largest customers as a percentage of total revenue were DIRECTV (47%), Comcast (13%), Verizon Communications (8%) and Clearwire Communications (6%).

Backlog

Our three-year backlog was approximately $735.0 million as of July 3, 2010 and $709.0 million as of July 4, 2009, on a pro forma basis factoring in the Merger.  We expect to realize 23% in the remainder of fiscal 2010. Approximately $658.0 million (90%) of our backlog at July 3, 2010 was composed of services to be performed under existing master service agreements and long term contracts, with the remainder based on historical trends regarding the renewal of our agreements and contracts.

Sales and Marketing

The majority of our work is awarded from new and existing customers. This work is awarded to us directly or we are provided with opportunities to bid on new projects based upon our competencies and performance. We typically enter into contracts with these customers that range from one to three years. We market our services through our individual business unit’s name and service mark.  We do this in order to maximize the branding and name recognition of each business in their respective industries.

We employ a sales and marketing team who respond to new opportunities as they are identified.  We internally process customer requests for proposals as procured by our Business Development Team.    Through our proprietary systems, we track opportunities and respond based upon our resources, strict financial criteria and overall strategic objectives of the Company.

Safety and Risk Management

Our company culture requires safe work habits from all employees. We require our employees to participate in internal training and service programs relevant to their employment and to complete any training programs required by law. We evaluate employees in part based upon their safety records and the safety records of the employees they supervise. We have established a company-wide safety program to share best practices and to monitor and improve compliance with safety procedures and regulations. The risk management group reviews accidents and claims for our operations, examine trends and implement changes in procedures to address safety issues.

Major Suppliers and Vendors

Under many of our contracts, our customers supply the necessary equipment for installation. We provide necessary ancillary materials. Under certain of our contracts, we acquire materials from third parties and have not experienced any significant difficulty in obtaining an adequate supply. We are not reliant on any individual vendor to supply a significant portion of our equipment or materials.

We occasionally utilize independent contractors to supplement our in-house workforce and manage seasonal workflow.  Our independent contractors are typically small business entities that provide their own vehicles, tools and insurance coverage. We are not reliant on any individual source for a significant portion of our outsourced labor.

Seasonality

Our revenues and results of operations can be subject to seasonal and other variations. These variations are influenced by weather, customer spending patterns, bidding seasons, project schedules and timing and holidays. Typically, our revenues are highest during the third quarter due to television viewing habits and favorable weather patterns.  While inclement weather can negatively impact our results, it also represents an opportunity to perform emergency restoration services.

Competition

Our industry is highly competitive and highly fragmented. We often compete with a number of companies in markets where we operate, ranging from small local independent companies to large national firms.  We also face competition from the in-house service organizations of our existing and prospective customers, including telecommunications, cable television and engineering companies, which employ personnel who perform some of the same types of services as those provided by us.

We compete with Dycom Industries, Inc., MasTec, Inc., Quanta Services, Inc., Volt Telecom and other providers of permanently outsourced infrastructure services.  We compete based upon our industry experience, technical expertise, financial and operational resources, nationwide presence, industry reputation and customer service. While we believe our customers consider a number of factors when selecting a service provider, most of their work is awarded through a bid process.  We believe that we compete favorably with our competitors on the basis of these factors.

Regulation

Our operations are subject to various federal, state, local and international laws and regulations including:

•	licensing, permitting and inspection requirements applicable to electricians and engineers;
•	building codes;
•	permitting and inspection requirements applicable to construction projects;
•	regulations relating to worker safety and environmental protection; and
•	telecommunication regulations affecting our fiber optic licensing business.

We believe that we have all the licenses required to conduct our operations and that we are in substantial compliance with applicable regulatory requirements.  Our failure to comply with applicable regulations could result in substantial fines or revocation of our operating licenses.

Litigation

We are subject to various litigation claims that occur in the ordinary course of business, which we believe, even if decided adversely to us, would not have a material adverse effect on our business, financial condition and results of operations.

Gerald Farmer, et al. v. DirectSat USA, LLC

On June 11, 2008, three named plaintiffs, who were formerly employed as technicians by DirectSat USA, LLC, a UniTek subsidiary, filed a claim in the United States District Court for the Northern District of Illinois, alleging violations of the Illinois Wage and Hour Laws and the Fair Labor Standards Act, or FLSA. These allegations related to the payment of overtime. The plaintiffs have sought and have been granted class certification for the state law claims.  They are demanding $7.4 million in damages related to these claims.  We do not believe these claims have merit, and we believe the damages claim is grossly above any potential exposure we may face in this case.

On February 9, 2010, plaintiffs’ counsel filed a companion case, Lashon Jacks  v. DirectSat et al., in the Cook County, Illinois Circuit Court, seeking to expand the class in the Farmer case to include all technicians in Illinois that worked with DirectSat after June 10, 2008.  No additional damages claims have been made, and we intend to defend this case, along with the Farmer case, vigorously.

Monroe et al. v. FTS USA, LLC and UniTek USA, LLC

On February 15, 2008, plaintiffs, former employees of  FTS USA, a UniTek subsidiary, filed a class action in the United States District Court for the Western District of Tennessee, alleging violations of the FLSA related to overtime payments.  Conditional class certification was granted, and plaintiffs have made a claim for damages of $3.2 million.  We do not believe these claims have merit, and we believe the damages claim is grossly above any potential exposure we may face in this case.  We intend to defend the case vigorously.

Employees

As of August 4, 2010, we had a workforce of approximately 5,200.  The number of our workforce varies according to the level of our work in progress. We maintain a nucleus of technical and managerial personnel to supervise all projects and add employees as needed to complete specific projects.

We attract and retain employees by offering technical training opportunities, bonus opportunities, equity compensation plan, competitive salaries and a comprehensive benefits package.  We believe that our focus on training and career development helps us to attract and retain quality employees.  Our employees participate in ongoing educational programs, many of which are internally developed, to enhance their technical and management skills through classroom and field training.  We provide opportunities for promotion and mobility within our organization that we also believe helps us to retain our employees.

Properties

As of August 4, 2010, we had one material lease agreement for our headquarters at 1777 Sentry Parkway West, Suite 302, Blue Bell, Pennsylvania.  This location has 21,233 square feet of office space.  We lease other locations throughout the United States and Canada.  We own 0.9 acres of property, including office and warehouse space, in Arlington, Texas.  For a map of our locations, see “Business” above.

MANAGEMENT

The following table set forth certain information regarding our officers and directors as of the date of this prospectus.

Name	Age	Position
Peter Giacalone	50	President and Chairman of the Board
C. Scott Hisey	45	Chief Executive Officer and Director
Ronald J. Lejman	42	Chief Financial Officer
Richard B. Berliner	57	Chief Marketing Officer and Chief Executive Officer of BCI Communications, Inc and Director
Elizabeth Downey	40	Chief Administrative Officer
Scott Lochhead	38	Chief Executive Officer, Advanced Communications USA, LLC
Christopher Perkins	47	Chief Executive Officer, FTS USA
Daniel Yannantuono	37	Chief Executive Officer, DirectSAT USA
Nicholas Day(1)	41	General Counsel, Corporate Secretary
Peter Brodsky	39	Director
Daniel J. Hopkin	32	Director
Richard Siber	48	Director
Joseph Colonnetta	48	Director
Mark S. Dailey	52	Director
Dean MacDonald	50	Director

(1) Mr. Day will be leaving our Company in September 2010.

CURRENT DIRECTORS

CLASS II DIRECTORS – TERM TO EXPIRE AT THE 2010 ANNUAL MEETING OF STOCKHOLDERS

Peter Giacalone, 50, has been the Chairman of our board of directors and President since January 2010.  From July 2008 to January 2010, he served as the President of UniTek USA, LLC, or UniTek USA.  From March 2005 to June 2008, he was the President and Chief Executive Officer of 180 Connect, Inc., a publicly traded outsourced infrastructure services provider that was acquired by UniTek and DIRECTV in 2008. He served as Executive Vice President, Customer Satisfaction for DIRECTV from February 2004 to March 2005.  From 1997 until he joined DIRECTV, Mr. Giacalone served as Vice President, Finance for The News Corporation Limited, an international media and entertainment company. Mr. Giacalone has his Masters of Business Administration and Bachelor of Arts degrees from Adelphi University.  Our board of directors has concluded that Mr. Giacalone should serve on the board of directors due to his significant experience in finance, business development, acquisitions and integration to UniTek.

Peter Brodsky, 39, has been a member of our board of directors since January 2010. Since 1995, Mr. Brodsky has been with HM LLC, a private equity firm, where he serves as a Managing Partner.  Mr. Brodsky’s primary responsibility is deal sourcing, execution and monitoring of the HM LLC’s media investments.  Mr. Brodsky also serves as a director of LIN Television (NYSE: TVL), Choice Cable TV, Canpages, and PDC Pages.  Prior to joining HM LLC, Mr. Brodsky worked in the Investment Banking Division of Credit Suisse First Boston.  Mr. Brodsky received his Bachelor of Arts degree from Yale University. Our board of directors has concluded that Mr. Brodsky should serve on the board of directors due to his strong corporate leadership and investment experience.

Daniel J. Hopkin, 32, has been a member of our board of directors since January 2010.  Since 2004, Mr. Hopkin has been with HM LLC, a private equity firm where he served as an associate from 2004 to 2006 and has served as a Vice President from 2007 to present.  He focuses primarily on the media and food sectors.  Previous to joining HM LCC, Mr. Hopkin worked in the Investment Banking Division of Morgan Stanley.  He received his Bachelor of Arts degree and Masters degrees from Brigham Young University in 2002. Our board of directors has concluded that Mr. Hopkin should serve on the board of directors due to his strong financial and corporate leadership background.

CLASS III DIRECTORS – TERM TO EXPIRE AT THE 2011 ANNUAL MEETING OF STOCKHOLDERS

C. Scott Hisey, 45, has been our Chief Executive Officer and a member of our board of directors since January 2010.  Prior to that time, Mr. Hisey was the founder and Chief Executive Officer of UniTek USA.  Since UniTek’s inception in 2004, Mr. Hisey has led the Company through two private equity transactions, multiple acquisitions, and has expanded the Company to include a workforce of approximately 5,200 people across four diverse industries.  Prior to founding UniTek, Mr. Hisey spent over 15 years in positions of increasing responsibility in both the cable television and satellite communications industries.  Starting as a field technician, he progressively worked his way into senior management positions with larger companies.  His roles included Chief Operating Officer in a private equity turnaround and President of a multi-service construction company.  Mr. Hisey began his career in the United States Navy. He served as a Second Class Radioman aboard the USS Forrestal, and is an honorably discharged, disabled veteran.  Mr. Hisey also serves on the board of directors of the Satellite Broadcasting Communications Association.  Our board of directors has concluded that that Mr. Hisey should serve on the board of directors due to his extensive industry knowledge and executive experience gained from founding UniTek USA and working in cable television and satellite communications.

Richard Siber, 48, has been a member of our board of directors since January 2010.  Mr. Siber has spent the last 25 years exclusively in the wireless industry.  Currently, Mr. Siber is the President and CEO of SiberConsulting LLC, which he founded in 2004.  SiberConsulting provides strategic, technical and marketing services to members within the wireless ecosystem.  From January 1994 to June 2004, Mr. Siber was a partner in the Communications, Electronics, High Tech and Media and Entertainment practice at Accenture.  While there, he founded the global wireless consulting practice and helped grow it to thousands of employees and hundreds of millions in revenue.  While at Accenture, Mr. Siber was also deeply involved in a number of Government and Homeland Security initiatives utilizing a variety of wireless technologies.  Mr. Siber has a Bachelor of Arts from Boston University, a Masters of Business Administration from the Carroll School of Management from Boston College. He also holds a certificate of special studies from Harvard University Extension School.  Mr. Siber serves or has served on the boards of directors for Akos, Digit Wireless,  InCode (sold to Verisign), Integrated Mobile, JumpTap, and SingleTouch Interactive (BB: SITO), as well as a number of Technology Advisory Boards and is involved with several charitable organizations.  Our board of directors has concluded that Mr. Siber should serve on the board of directors due to his extensive executive leadership and industry knowledge.

Joseph Colonnetta, 48, has been a member of our board of directors since January 2010.  Since 1998, Mr. Colonnetta has been with HM LLC, where he serves as a Partner.  Mr. Colonnetta’s primarily responsibilities are deal sourcing and execution and monitoring of the HM LLC’s energy investments.  Mr. Colonnetta serves as a director of BlackBrush Oil & Gas, TexStar Midstream Services, UniTek USA and TriDimension Energy. In November 2008, Mr. Colonnetta was appointed by Texas Governor Rick Perry to serve as a trustee of the Texas Prepaid Higher Education Tuition Board.  Prior to joining HM LLC, Mr. Colonnetta was a Partner with Metropoulos and Co.  Before Metropoulos, Mr. Colonnetta served in various executive officer and oversight roles in companies owned by Bass Investment Partners and Oppenheimer & Co.  Mr. Colonnetta received his Bachelors of Science degree from the University of Houston. Our board of directors has concluded that  Mr. Colonnetta should serve on the board of directors due to his experience as a member of the board of directors of numerous companies and broad corporate leadership experience.

CLASS I DIRECTORS – TERM TO EXPIRE AT THE 2012 ANNUAL MEETING OF STOCKHOLDERS

Richard B. Berliner, 57, has been a member of our board of directors since he founded our business in 1995, and now serves as our Chief Marketing Officer and the Chief Executive Officer of our wireless division, BCI Communications, Inc. From 1995 to January 2010, Mr. Berliner served as the Chief Executive Officer, President and Chairman of the Board of Berliner Communications, Inc., and he held the same positions at BCI Communications, Inc. since its formation in 2005.  Prior to 1995, he served as Executive Vice President of Communications Development Systems and was responsible for managing sales, marketing and customer activities for construction services to wireless carriers.  He has also previously held multiple senior executive positions with AAT Communications, Inc., a communications-oriented property management firm, and Drive Phone, Inc., a major distributor of wireless telephones and services.  Mr. Berliner received a Bachelor of Arts degree from Rutgers University.  Our board of directors concluded that Mr. Berliner should serve on the board of directors due to his comprehensive industry and leadership experience.

Mark S. Dailey, 52, has been a member of our board of directors since February 2006.  Mr. Daily is a private investor who from 1999 to 2004 held senior executive management positions including Executive Vice President, Sales and Marketing of Intralinks, Inc., a venture-funded secure document distribution company, Chief Operating Officer of LexiQuest, Inc., a technology-based company exploiting linguistics and natural language processing in developing software tools to manage, access and retrieve large Intranet document collections and Chief Operating Officer of Medcast Networks, a venture capital-backed start-up delivering comprehensive medical information to physicians. From 1986 to 1999, Mr. Dailey held various senior level positions with Bloomberg Financial Markets, a global leader in the delivery of international real-time financial information.  Prior to joining Bloomberg, Mr. Dailey worked for several investment banking firms.  Mr. Dailey received a Bachelor of Arts degree from St. John Fisher College. Our board of directors has concluded that Mr. Daily should serve on the board of directors due to his significant corporate management experience in the technology industry.

Dean MacDonald, 50, has been a member of our board of directors since January 2010.  Mr. MacDonald currently serves as the President and Chief Executive Officer of Newport Partners Income Fund, a Toronto-based Private Equity Fund.  Mr. MacDonald has a long and successful career as an operating executive and entrepreneur. His operating experience includes serving as the Chief Operating Officer of Rogers Cable and as the Chief Executive Officer of Persona Communications, a TSX-listed cable and internet services company. Mr. MacDonald worked with a syndicate of investment partners to turn around Persona’s operations and subsequently sold the business at a significant premium to its purchase price in 2007. Mr. MacDonald has also served as chairman of the Newfoundland and Labrador Energy Corporation, which manages the province’s oil and gas assets.  In 2007, Mr. MacDonald was selected as CEO of the Year by Birch Hill Capital Partners. Mr. MacDonald received his Bachelor of Communications from Memorial University of Newfoundland in 1981. Our board of directors has determined that Mr. MacDonald should serve on the board of directors based on his management and investment experience in a number of industries, including advertising, marketing and communications.

EXECUTIVE OFFICERS

Ronald J. Lejman, 42, is our Chief Financial Officer, a role he assumed in January 2010.  From September 2008 to January 2010, Mr. Lejman was the Chief Financial Officer of UniTek USA.  Prior to joining UniTek, from January 2005 to September 2008 Mr. Lejman was the Chief Financial Officer and Chief Operating Officer of Freedom Enterprises, Inc., a Mid-Atlantic commercial construction company.  Prior to that time, Mr. Lejman has served as Chief Financial Officer for various organizations, including The Stanley Works Europe, Middle East and Africa, Stanley Bostitch and General Fiber Communications, Inc.  He has also held senior finance leadership positions at GE Capital and Amoco.  This diverse experience has provided Mr. Lejman relevant acquisition evaluation/integration experience on a multinational scale.  Mr. Lejman received his undergraduate degree from the University of Illinois and Masters of Management degree from Northwestern University’s J.L. Kellogg Graduate School of Management.

Nicholas Day, 41, is our General Counsel and Corporate Secretary, a role he assumed in October 2006.  Prior to joining us, Mr. Day served as Senior Corporate Counsel for Net2Phone, Inc., a then Nasdaq-listed provider of voice over Internet protocol telephony products and services from August 2002 to March 2006.  From August 2000 to August 2002, Mr. Day served as Associate General Counsel for WorldGate Communications, Inc., a then Nasdaq-listed provider of personal video telephony products.  Mr. Day began his career as a business attorney with the law firm of Saul Ewing, LLP from September 1995 to August 2000.  Mr. Day has extensive corporate governance and industry-specific experience. Mr. Day received his Bachelor of Arts degree from Duke University and his Juris Doctorate degree, with honors, from Villanova University School of Law.  Mr. Day will be leaving our Company in September 2010.

Daniel Yannantuono, 37, is the Chief Executive Officer of our DirectSat USA subsidiary, a role he assumed in October 2008. Before becoming CEO, Mr. Yannantuono held the position of President of DirectSat from January 2007 to October 2008. During his tenure, DirectSat has become one of the largest contract partners for DIRECTV with over 2000 technicians nationwide. Prior to DirectSat USA, he served as Vice President of Operations for DirectSat’s parent company, UniTek USA from August 2005. Before joining us, Mr. Yannantuono served as Vice President of Finance for a major telecommunications services provider, where he played important roles in developing the company and integrating several acquisitions. Having held several management positions, Mr. Yannantuono brings significant executive leadership experience to our management team. Mr. Yannantuono received an undergraduate degree in business management and finance from Florida Atlantic University and is currently pursuing a Masters of Business Administration from Villanova University.

Elizabeth Downey, 40, is our Chief Administrative Officer, a role she assumed in January 2008. Before becoming Chief Administrative Officer, Ms. Downey held the position of Director of Human Resources at UniTek from June 2006 to December 2007. Before joining us, Ms. Downey served as Senior Vice President of Employee Relations for a competitive local exchange carrier in the telecommunications sector, where she played important roles in growing and developing that company. Having held several executive management positions, including her role in another telecommunications company and an international publishing company, Ms. Downey brings significant leadership experience and human resources expertise to our management team. Ms. Downey received a Masters of Business Administration and holds a Bachelor of Arts degree in communications from the Pennsylvania State University.

Christopher Perkins, 47, is the Chief Executive Officer of our FTS USA subsidiary, a role he assumed in July 2006.  As the founder and president of FTS (the business UniTek Global Services acquired in 2006 to facilitate entry into the cable services market), Mr. Perkins is responsible for the growth, performance and profitability of the hard line broadband business. Mr. Perkins began his telecommunications career as an installer. Soon after, he became a manager and then served as a vice president of LB&L Cable, Inc. from March 1996 to March 2004. As the founder of FTS, Mr. Perkins has managed every aspect of a multi-million dollar business with numerous customers. In addition, from April 2004 to July 2005, Mr. Perkins was the Director of Technical Operations for General Fiber Communications, one of the largest cable contracting companies in the industry, in charge of maintaining and growing an over $50 million revenue region. With his background in cable services and telecommunications, Mr. Perkins has strong industry knowledge and experience.  Mr. Perkins received his Cable TV Technician certification and his Engineering certification from the State Technical Institute of Memphis.

Scott Lochhead, 38, is the Chief Executive Officer of our Advanced Communications USA, LLC division, a role he assumed in January 2010.  Mr. Lochhead has over 18 years experience in the telecommunications industry which includes over 12 years in executive management, bringing both industry awareness and leadership experience to our management team.  From 2000 until UniTek’s acquisition of Nexlink Communications in 2008, Mr. Lochhead served as the President of Nexlink Communications, a company he founded.  Prior to founding Nexlink he was an executive manager for AT&T in the Florida market and has worked internationally in Asia providing civil engineering and project management supporting a major wireless build out in 1998.   Mr. Lochhead has been a Civil Engineering Associate since 1992 and received his Bachelor of Arts degree from Sheridan College.

PRIOR EXECUTIVE OFFICERS

Michael S. Guerriero, 48, was the Chief Operating Officer of our BCI Communications, Inc. subsidiary, a role he assumed in February 2006.  He previously served as the Executive Vice President of the Technical Services organization within BCI from February 2004 to January 2005.  From July 2001 to December 2003, Mr. Guerriero held the position of Area Vice President at Sprint responsible for the PCS/wireless network build-out in the Northeast Region. Prior to that position, he was the Director of Engineering for the Northeast and was responsible for the initial design and deployment of the Sprint PCS/wireless network in the NY/NJ/CT metro area.  His professional career spans over 20 years and includes a number of technical and leadership positions in the defense and telecommunication industries.  Mr. Guerriero received a Bachelor of Science degree in Electrical Engineering from the New Jersey Institute of Technology and is a licensed Professional Engineer.  Mr. Guerriero resigned from the Company effective as of the close of business on July 23, 2010.

Raymond A. Cardonne, Jr., 43, was the Chief Financial Officer and Treasurer of our BCI Communications, Inc. division, a role he assumed in November 2007.  Prior to joining the Company, Mr. Cardonne served as the Chief Financial Officer and Treasurer of Refac Optical Group, a then AMEX-listed retail optical chain with over 500 locations, from August 2000 until February 2007.  From December 1997 until August 2000, he served as a Vice President of Refac responsible for technology licensing and commercialization.  Prior to joining Refac, Mr. Cardonne was a Vice President of Corporate Development at Technology Management & Funding, L.P., a limited partnership formed to create and develop early stage technology-based companies, from December 1994 through November 1997.  Mr. Cardonne also worked for NEPA Venture Funds, an early-stage venture capital firm.  Mr. Cardonne received his Bachelor of Science degree and Masters of Business Administration from Lehigh University.  Mr. Cardonne left the Company on June 30, 2010.

Code of Ethics for Senior Officers

Our board of directors adopted a Code of Ethics for certain identified senior officers and finance department personnel, or the Ethics Code.   The Ethics Code sets forth the Company’s conflict of interest policy and policies for the protection of the Company’s property, business opportunities and proprietary information.  The Ethics Code requires prompt disclosure to stockholders of any waiver of the Ethics Code for senior officers made by the board of directors or any committee thereof.  A copy of the Ethics Code may be obtained, without charge, by writing to: UniTek Global Services, Inc., 1777 Sentry Parkway West, Blue Bell, PA 19422, Attention: Corporate Secretary, and is also available on our web page at www.unitekgs.com.

Compensation of Directors

During the year ended June 30, 2009, we implemented a compensation program for all of our non-employee directors. Our non-employee directors include all of our directors except for Richard B. Berliner, who is our Chief Marketing Officer and Chief Executive Officer of BCI Communications, Inc., or BCI. Our non-employee directors received the following compensation during the six months ended December 31, 2009:

					Change in
					Pension Value
	Fees				and
	Earned				Nonqualified
	or			Non-Equity	Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
	($)	($)(1)(2)	($) (2)	($)	($)	($)	($)
Mark S. Dailey	15,000	17,519	—	—	—	—	32,519
Peter J. Mixter*	34,000		—	—	—	—	34,000
Mehran Nazari*	16,500	17,519	—	—	—	—	34,019
John Stevens Robling, Jr.*	32,500		—	—	—	—	32,500
Thom Waye*	12,000	17,519	—	—	—	—	29,519
	110,000	52,557	—	—	—	—	162,557

*Resigned January 27, 2010, the date the Merger was consummated.

(1)  Represents the dollar amount recognized for financial statement reporting purposes with respect to the six months ended December 31, 2009, computed in accordance with FASB Accounting Standards Codification Topic 718.

(2)  The aggregate numbers of shares issuable upon the exercise of options for the directors outstanding as of December 31, 2009 are as follows: Mr. Dailey (options to purchase 50,000 shares); Mr. Mixter (options to purchase 50,167 shares); Mr. Nazari (options to purchase 50,000 shares); and Mr. Robling (options to purchase 50,167 shares).

During the six months ended December 31, 2009, two non-employee directors each received a $17,500 annual fee for service on the board of directors during the fiscal year.  We issued 29,166 shares of our common stock to each of the other non-employee directors, Messrs. Waye, Dailey and Nazari, (pursuant to the Berliner 2009 Omnibus Equity Plan) as their annual stipend. Each non-employee director received $2,000 per board of directors meeting attended in person, and $1,000 for each board of directors meeting attended via telephone. Members of the Audit Committee and Compensation Committee received $1,500 for attending committee meetings during this period. In addition, all non-employee directors are reimbursed for reasonable travel expenses incurred in connection with attendance at board of directors and committee meetings.

Director Compensation Policy for the Six Months Ended December 31, 2009

On September 26, 2008, the board of directors established a new compensation program for non-employee directors for the year ending June 30, 2009, which was also applicable for the six months ended December 31, 2009:

•
Each non-employee director will receive an annual stipend of $17,500.  For current directors, this will be paid in October of each year.  For new directors, this will be paid upon election and on each anniversary date of their election to the board of directors;

•	Each non-employee director will continue to receive $2,000 for each board of directors meeting attended in person and $1,000 for each meeting attended by telephone;

•	Each non-employee member of the Audit Committee and Compensation Committee will receive $1,500 for each meeting attended in person or by telephone;

•
Each non-employee director will be eligible for an annual stock option (or other equity) award.  In December 2009, each non-employee director received, in his sole discretion, either 29,166 shares of restricted common stock pursuant to the Berliner 2009 Omnibus Equity Plan or a cash award of $17,500, which is the cash equivalent of the shares awarded; and

•
Meeting fees will be paid for regularly scheduled meetings only.  The Company’s director compensation policy is designed to take into account the need for occasional special meetings or informational telephone calls.  No additional compensation will be paid for such occurrences.

Directors will continue to be reimbursed for reasonable travel expenses associated with attending board or committee meetings.

Messrs. Dailey, MacDonald and Siber are considered by the Company to be “independent” as that term is defined by Rule 4200(a)(15) of the National Association of Securities Dealers Manual (“Rule 4200(a)(15)”).  On January 27, 2010, the board of directors approved a new compensation program for these independent directors for the fiscal year ending December 31, 2011.  Each will receive an annual stipend of $15,000, $2,500 for each board of directors meeting attended in person and $1,500 for each board of directors meeting attended by telephone, plus related expenses.  If any of Messrs. Dailey, MacDonald and Siber are members of the Audit Committee or the Compensation Committee, they will receive $500 for each such committee meeting attended in person or by telephone.  The Chairman of the Audit Committee and our “audit committee financial expert” (as defined by SEC rules adopted pursuant to the Sarbanes-Oxley Act of 2002) on the committee is currently Mr. Siber, who will receive an additional annual stipend of $7,500 as Chairman.  Messrs. Dailey, MacDonald and Siber will be eligible for additional equity awards at the discretion of the board of directors, subject to attendance at no less than 75% of all board of directors and committee meetings, as applicable, during the fiscal year preceding the award.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding the compensation awarded to those persons (i) who served or acted as the Company’s principal executive officer through December 31, 2009, (ii) who were the Company’s other two most highly compensated executive officers through December 31, 2009 and (iii) persons who would have been one of the most highly compensated executive officers had they been employed by the Company as of December 31, 2009, or the Named Executive Officers, for the past two fiscal years.  In January 2010, the Company changed its fiscal year from June 30 to December 31, and therefore, the following table includes the compensation of these executives for the six month period ended December 31, 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Richard B. Berliner	6 Months Ended 12/31/09	180,000	-	-	-	6,000	186,000
Chairman and Chief	2009	360,000	-	-	51,551	18,300	429,851
Executive Officer(3)	2008	358,364	860,058	-	98,416	17,500	1,334,338

Michael S. Guerriero	6 Months Ended 12/31/09	112,500	-	-	-	3,600	116,100
Chief Operating Officer (4)	2009	225,000	-	-	220,175	14,100	459,275
	2008	224,517	407,281	-	20,620	13,446	665,864

Raymond A. Cardonne, Jr.	6 Months Ended 12/31/09	112,500	-	-	-	3,600	116,100
Chief Financial Officer (5)	2009	225,000	33,750	-	26,591	14,100	299,441
	2008	150,000	45,000	-	21,544	4,800	221,344

(1)
Represents stock options granted under the Berliner 1999 Omnibus Equity Plan.  Option award values are based on the Black-Scholes valuation method.  The below table identifies the assumptions we used for this calculation. The “Value” column below represents the dollar amount recognized for financial statement reporting purposes with respect to the six months ended December 31, 2009 in accordance with FASB Accounting Standards Codification Topic 718. Additional information on stock options awarded to our executive officers can be found in the section below entitled Grants of Plan-Based Awards.

STOCK OPTION VALUATION TABLE

Name	Grant Date	Shares	Value ($)	Dividend Yield	Risk-Free Interest Rate	Volatility	Life (Years)
Michael S. Guerriero	12/21/05	75,000	-	0%	4.39%	75%	5
	08/11/06	100,000	-	0%	4.89%	78%	5
	03/01/07	50,000	3,281	0%	4.51%	72%	5
	10/01/08	420,000	63,959	0%	3.02%	64%	6.25

Raymond A. Cardonne, Jr.	12/03/07	100,000	8,864	0%	3.39%	68%	5

(2)	Represents car allowance compensation and payments made by the Company as part of the Company’s 401(k) Plan matching program.

(3)	On September 21, 2009, Mr. Berliner returned to Berliner stock option grants to purchase 250,000 shares of our common stock.

(4)	Mr. Guerriero resigned from the Company effective as of the close of business on July 23, 2010.

(5)
Mr. Cardonne became Chief Financial Officer on November 2, 2007.  The amounts shown above for 2008 are amounts earned from November 2, 2007 to June 30, 2008.  Pursuant to the terms of his employment agreement, Mr. Cardonne left the employment of the Company effective June 30, 2010.

EMPLOYMENT AGREEMENTS OF NAMED EXECUTIVE OFFICERS

The compensation committee of our board of directors, or Compensation Committee, recommended, and the board of directors approved, the Employment Agreements for the Named Executive Officers described below.  The compensation and severance provisions of these agreements are outlined below.

Peter Giacalone. On July 5, 2009, UniTek USA entered into an Employment Agreement with Mr. Giacalone, now our Chairman and President, as amended by the Amendment to Employment Agreement, dated December 23, 2009.  On April 27, 2010, the agreement was assigned by UniTek USA to Berliner with Mr. Giacalone’s consent. The employment agreement was effective as of July 5, 2009 and has a three-year term expiring July 5, 2012.

Mr. Giacalone receives an annual base salary of $325,000.

Mr. Giacalone is entitled to participate in all of our compensation and employee benefit plans.  Mr. Giacalone is eligible to earn a cash bonus at the end of each fiscal year based on operational and financial criteria set by the Compensation Committee and UniTek’s board of directors.  For the fiscal year ending December 31, 2010, Mr. Giacalone’s target bonus is $225,000.

Mr. Giacalone may be entitled to receive certain payments upon termination of his employment.  If Mr. Giacalone’s employment is terminated without Cause, if he resigns for Good Reason or upon Mr. Giacalone’s death or Disability, he will be entitled to receive from UniTek, in addition to his annual base salary, benefits and other compensation earned through the date of termination, or the Accrued Obligations, (1) (A) upon death or Disability, his annual base salary for twelve (12) months following the date of termination or (B) upon termination without Cause or with Good Reason, his annual base salary for twenty four (24) months following the date of termination, (2) the pro-rata portion of his annual incentive bonus for the calendar year in which the termination occurred and (3) payment of certain medical benefits expenses sufficient to maintain Mr. Giacalone’s benefits at the level as of the date of termination for twelve (12) months following the date of termination.  If Mr. Giacalone’s employment is terminated with Cause, he is entitled to receive the Accrued Obligations.  Payments made in connection with termination of employment are subject to Mr. Giacalone’s execution of a general release of claims.

Mr. Giacalone’s employment agreement contains customary confidentiality, non-competition and non-solicitation provisions. Mr. Giacalone’s non-competition period is two years following the date of termination.

C. Scott Hisey. On July 5, 2009, UniTek USA entered into an Employment Agreement with Mr. Hisey, our Chief Executive Officer, as amended by the Amendment to Employment Agreement, dated December 23, 2009.  On April 27, 2010, the agreement was assigned by UniTek USA to Berliner with Mr. Hisey’s consent. The agreement was effective as of July 5, 2009 and has a three-year term expiring July 5, 2012.

Mr. Hisey receives an annual base salary of $325,000.

Mr. Hisey is entitled to participate in all of our compensation and employee benefit plans.  Mr. Hisey is eligible to earn a cash bonus at the end of each fiscal year based on operational and financial criteria set by the Compensation Committee and UniTek’s board of directors.  For the fiscal year ending December 31, 2010, Mr. Hisey’s target bonus is $225,000.

Mr. Hisey may be entitled to receive certain payments upon termination of his employment.  If Mr. Hisey’s employment is terminated without Cause, if he resigns for Good Reason or upon Mr. Hisey’s death or Disability, he will be entitled to receive from UniTek, in addition to the Accrued Obligations, (1) (A) upon death or Disability, his annual base salary for twelve (12) months following the date of termination or (B) upon termination without Cause or with Good Reason, his annual base salary for twenty four (24) months following the date of termination, (2) the pro-rata portion of his annual incentive bonus for the calendar year in which the termination occurred and (3) payment of certain medical benefits expenses sufficient to maintain Mr. Hisey’s benefits at the level as of the date of termination for twelve (12) months following the date of termination.  If Mr. Hisey’s employment is terminated with Cause, he is entitled to receive the Accrued Obligations.  Payments made in connection with termination of employment are subject to Mr. Hisey’s execution of a general release of claims.

Mr. Hisey’s employment agreement contains customary confidentiality, non-competition and non-solicitation provisions. Mr. Hisey’s non-competition period is two years following the date of termination.

Ronald J. Lejman. On July 5, 2009, UniTek USA entered into an Employment Agreement with Mr. Lejman, our Chief Financial Officer, as amended by the Amendment to Employment Agreement, dated December 23, 2009.  On April 27, 2010, the agreement was assigned by UniTek USA to Berliner with Mr. Lejman’s consent.

The agreement was effective as of July 5, 2009 and has a three-year term expiring July 5, 2012.

Mr. Lejman receives an annual base salary of $250,000.

Mr. Lejman is entitled to participate in all of our compensation and employee benefit plans.  Mr. Lejman is eligible to earn a cash bonus at the end of each fiscal year based on operational and financial criteria set by the Compensation Committee and UniTek’s board of directors.

For the fiscal year ending December 31, 2010, Mr. Lejman’s target bonus is $200,000.

Mr. Lejman may be entitled to receive certain payments upon termination of his employment.  If Mr. Lejman’s employment is terminated without Cause, if he resigns for Good Reason or upon Mr. Lejman’s death or Disability, he will be entitled to receive from UniTek, in addition to the Accrued Obligations, (1) (A) upon death or Disability, his annual base salary for twelve (12) months following the date of termination or (B) upon termination without Cause or with Good Reason, his annual base salary for twenty four (24) months following the date of termination, (2) the pro-rata portion of his annual incentive bonus for the calendar year in which the termination occurred and (3) payment of certain medical benefits expenses sufficient to maintain Mr. Lejman’s benefits at the level as of the date of termination for twelve (12) months following the date of termination.  If Mr. Lejman’s employment is terminated with Cause, he is entitled to receive the Accrued Obligations.  Payments made in connection with termination of employment are subject to Mr. Lejman’s execution of a general release of claims.

Mr. Lejman’s employment agreement contains customary confidentiality, non-competition and non-solicitation provisions. Mr. Lejman’s non-competition period is two years following the date of termination.

The employment agreements with Messrs. Giacalone, Hisey and Lejman use the same definitions for each of the terms, “Cause,” “Good Reason” and “Disability,” as follows:

•
“Cause” generally means (i) committing willful misconduct, willfully disregarding our code of conduct or willfully failing to comply with the reasonable and lawful directives of our board of directors, where such conduct has a materially detrimental effect on us, (ii) breaching any material term or provision of the employment agreement or any other written agreement with us, which breach is not promptly cured, (iii) the board of directors determining in good faith that the relevant individual has committed an act of fraud or theft against us or any wrongful act or omission intended to result in his personal enrichment or (iv) the relevant individual being convicted of a felony or other offense involving fraud or moral turpitude.

•
“Good Reason” generally means, subject to our right to cure (i) assigning to the relevant individual any duties inconsistent, in the aggregate, in any material respect with his employment agreement, (ii) reducing the relevant individual’s base salary, other than a reduction in base salary of all UniTek senior management due to poor financial performance of UniTek or (iii) our material breach of the employment agreement.

•
“Disability” generally means the inability of the relevant individual, due to illness or accident or other mental or physical incapacity, to perform any of his obligations under the employment agreement for 180 calendar days in the aggregate over 360 consecutive calendar days.

Richard B. Berliner.  On June 30, 2009, the Company entered into an Employment Agreement with Mr. Berliner, then our Chief Executive Officer and President.  The agreement was effective as of June 30, 2009 and has a two-year term expiring June 30, 2011.  The agreement provides for an annual salary of $360,000.  The agreement provides for indemnification of Mr. Berliner by the Company in connection with any action by reason of the fact that he is or was a director, officer or employee of the Company.

Mr. Berliner’s compensation program also includes a cash bonus component based entirely on the Company’s financial performance during the year.  After considering several financial metrics, such as revenue, gross margin, and earnings before interest, taxes, depreciation and amortization, or EBITDA, the Compensation Committee recommended, and the board of directors approved, a cash bonus for the fiscal year ended June 30, 2010 based upon the Company’s EBITDA during the year.  The Compensation Committee established the following targets for Mr. Berliner’s bonus in this regard:

•	If EBITDA is less than $3.5 million for fiscal 2010, Mr. Berliner will not receive a cash bonus;

•	If EBITDA is $3.5 million through $4.5 million, Mr. Berliner will receive a cash bonus equal to 3% of EBITDA; and

•	If EBITDA is over $4.5 million, Mr. Berliner will receive a cash bonus equal to 4% of EBITDA.

In addition to base salary and cash bonus, as outlined above, Mr. Berliner’s Employment Agreement also states that he is eligible for stock option or other equity awards as part of his annual bonus program and may also received stock options or other equity awards in the discretion of the board of directors.  The agreement will also provide for a continuation of Mr. Berliner’s existing annual car allowance of $12,000, and for the Company to pay all of Mr. Berliner’s health insurance costs.

On January 27, 2010, we amended the June 30, 2009 Employment Agreement with Mr. Berliner, now the Chief Marketing Officer of UniTek and the Chief Executive Officer of BCI.  The amendment provides that the performance targets for Mr. Berliner’s annual bonuses will be based on the revenue, gross margins and EBITDA of BCI, rather than UniTek as a whole.  The amendment revises the terms and procedures relating to payments by the Company to Mr. Berliner following the termination of his employment so that any such payments comply with the provisions of Section 409A of the Internal Revenue Code.  In addition, in order to receive severance payments following termination of his employment, Mr. Berliner must execute a release of claims against the Company.

Michael S. Guerriero.  On June 30, 2009, the Company entered into an Employment Agreement with Mr. Guerriero, then our Chief Operating Officer.  The agreement was effective as of July 1, 2009 and has a two-year term expiring June 30, 2011.  Effective as of the close of business on July 23, 2010, Mr. Guerriero resigned from the Company.  The agreement provided for a base annual salary of $225,000.  The agreement also provided for indemnification of Mr. Guerriero by the Company against any expenses, judgments, fines, penalties and settlement amounts paid which may be reasonably incurred by Mr. Guerriero in connection with any action by reason of the fact that he is or was a director, officer or employee of the Company.

Mr. Guerriero’s compensation program, as set forth in his Employment Agreement, also includes a cash bonus component based primarily on the Company’s overall financial performance during the year.  After considering several financial metrics, the Compensation Committee recommended, and the board of directors approved, a cash bonus based primarily on the Company’s EBITDA and revenue for the 2010 fiscal year, and also including a component based on branch office performance, customer satisfaction and executive management and development.  As a result of Mr. Guerriero’s resignation from the Company, effective July 23, 2010, he is not eligible to receive a cash bonus for the 2010 fiscal year.

Mr. Guerriero did not receive a cash bonus for fiscal 2009.  In addition to base salary and cash bonus, as outlined above, Mr. Guerriero’s Employment Agreement also provided that he was eligible for stock option or other equity awards as part of his annual bonus program and any stock options or other equity awards that the board of directors may award in its discretion.  The board of directors did not award stock options to Mr. Guerriero as part of his fiscal 2009 performance bonus plan.  Mr. Guerriero did receive an award of 420,000 options to acquire shares of common stock on October 1, 2008 at $1.48 per share, which was the fair market value of BCI’s common stock at that date, as part of his fiscal 2008 performance bonus plan.  Mr. Guerriero’s agreement also provides for a continuation of Mr. Guerriero’s annual car allowance of $7,200, and for the Company to pay all of Mr. Guerriero’s health insurance costs.

On January 27, 2010, Berliner amended its employment agreement with Mr. Guerriero, then Chief Operating Officer of BCI, which had substantially the same terms and conditions as the amendment to Mr. Berliner’s employment agreement, as described above.

On July 8, 2010, Berliner entered into a second amendment to its employment agreement with Mr. Guerriero, pursuant to which Mr. Guerriero resigned from all of his positions of employment with the Company and any of its affiliates, effective as of the close of business on July 23, 2010.  Beginning with the first applicable payroll date after July 23, 2010 and for twelve months thereafter, Mr. Guerriero will receive severance payments equal to one year of salary, paid ratably over the severance period in accordance with the Company’s normal payroll practices, including applicable withholdings.  Under the terms of Mr. Guerriero’s original employment agreement, he agreed to be subject to certain non-competition and non-solicitation restrictions for 12 months following his termination of employment.  The second amendment changed the definition of “Competition” and “Competing Business” such that Mr. Guerriero is not permitted to perform certain activities for companies in the same line of business as BCI through July 23, 2011.

Raymond A. Cardonne, Jr.  On November 15, 2007, the Company entered into an Employment Agreement with Raymond A. Cardonne, Jr., then our Chief Financial Officer.  The agreement’s term expired June 30, 2010, at which time Mr. Cardonne left the employment of the Company.  The agreement provided for an annual salary of $225,000 and also provided the same indemnification rights as Mr. Guerriero’s employment agreement, as described above.

Pursuant to the terms of his employment agreement, Mr. Cardonne’s compensation program could have also included a cash bonus component based partly on the Company’s overall financial performance during the year, and partly on a subjective evaluation of Mr. Cardonne’s personal performance by the Compensation Committee and the Chief Executive Officer.  The Compensation Committee did not believe it was appropriate to base Mr. Cardonne’s incentive bonus entirely on financial metrics, because the Committee believed Mr. Cardonne should not be entirely motivated by short term financial metrics but rather on the long-term best interest of the Company with a focus on appropriate risk management.  Mr. Cardonne received a cash bonus of $33,750 for the 2009 fiscal year.

In addition to base salary and cash bonus, as outlined above, Mr. Cardonne’s Employment Agreement provided that he was eligible for stock option or other equity awards as part of his annual bonus program and any stock options or other equity awards that the board of directors may award in its discretion.  The agreement also provides for an annual car allowance for Mr. Cardonne of $7,200.

On January 27, 2010, Berliner amended its employment agreement with Mr. Cardonne, then Chief Financial Officer and Treasurer of BCI.  The amendment provided for Mr. Cardonne to remain employed by Berliner through June 30, 2010, or the Resignation Date, after which time he is eligible to receive certain post-employment payments and benefits. In addition, all unvested stock options held by Mr. Cardonne vested on the Resignation Date and will be exercisable for three months thereafter.  The amendment revised the terms and procedures relating to payments by the Company to Mr. Cardonne following the termination of his employment so that any such payments comply with the provisions of Section 409A of the Internal Revenue Code.  Mr. Cardonne executed a release of claims against the Company in order to receive severance payments following the Resignation Date.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2009

The following table sets forth all outstanding equity awards held by the Named Executive Officers at December 31, 2009.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)		Option Exercise Price ($)	Option Expiration Date
Michael S. Guerriero	75,000	-		0.40	12/21/2015
	100,000	-		0.55	8/11/2016
	25,000	25,000	(2)	1.28	3/1/2017
	210,000	210,000	(3)	1.48	10/1/2018

Raymond A. Cardonne, Jr.	50,000	50,000	(4)	1.20	12/3/2017

(1)	On September 21, 2009, Mr. Berliner cancelled stock option grants to purchase 250,000 shares of our common stock. At December 31, 2009, he did not hold any outstanding equity awards.

(2)
These options were originally scheduled to vest as follows:  12,500 on 3/1/2010 and 12,500 on 3/1/2011. Pursuant to the terms of Mr. Guerriero’s employment agreement, as amended, all unvested options became fully vested upon the effectiveness of his resignation on July 23, 2010 and exercisable for up to three months thereafter.

(3)	These options were originally scheduled to vest as follows: 105,000 on 10/1/2010 and 105,000 on 10/1/2011. See note (2).
(4)
These options were originally scheduled to vest as follows: 25,000 on 12/3/2010 and 25,000 on 12/3/2011. Pursuant to the terms of Mr. Cardonne’s employment agreement, as amended, all unvested options became fully vested upon the effectiveness of his resignation on June 30, 2010 and exercisable for up to three months thereafter.

OPTION EXERCISES AND STOCK VESTED

There were no exercises of stock options held by the Named Executive Officers during the six months ended December 31, 2009. For option exercises and stock vested during the fiscal year ended June 30, 2009, please refer to our Proxy Statement on Schedule 14A filed with the SEC on October 27, 2009.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Richard B. Berliner.  Mr. Berliner has entered into an Employment Agreement with the Company, dated June 30, 2009, as amended January 27, 2010, that provides for potential payments upon termination of his employment or a change in control of the Company.  Pursuant to the agreement, Mr. Berliner is required to devote all of his business time, attention, skill and efforts exclusively to Company’s business and affairs.  If his employment is terminated “Without Cause,” if he resigns for “Good Reason” or if he is terminated immediately prior to or in connection with, or within six months immediately following, a “Change of Control,” he will be entitled to an amount equal to his base salary then in effect for the remainder of the employment term (which ends on June 30, 2011) or for one year, whichever is longer. Payments made in connection with his termination of employment are generally subject to his delivery to us of a general release of claims.  Under the agreement, for 12 months following his termination of employment, he will be subject to certain non-competition and non-solicitation restrictions.  Payments made in connection with his termination are subject to his delivery to the Company of a general release of claims.

Under Mr. Berliner’s Employment Agreement, “Without Cause” generally means a termination other than due to having (i) materially breached or materially failed to perform his duties, with the breach constituting self-dealing, willful misconduct or recklessness, (ii) committed an act of dishonesty in the performance of his duties or conduct detrimental to our business, (iii) been convicted of a felony or any crime involving moral turpitude, (iv) materially breached or materially failed to perform his obligations or (v) violated in any material respects the confidentiality, non-competition or non-solicitation provisions of his Employment Agreement.  “Good Reason” generally means (i) a significant change in the nature or scope of Mr. Berliner’s duties, (ii) a failure by UniTek to pay Mr. Berliner the amounts he is due under his Employment Agreement, (iii) a relocation of our headquarters more than 65 miles from Mr. Berliner’s current residence or (iv) any other material breach by UniTek of the Employment Agreement that remains uncured after a specified length of time.  A “Change of Control” generally means the consummation of (i) any merger, consolidation or reorganization unless securities representing 50% or more of the total combined voting power of the successor corporation is held by the persons who held such voting power immediately prior to the transaction, (ii) any transfer, sale or other disposition of all or substantially all of our assets or (iii) the acquisition, directly or indirectly, by an person or related group of persons of beneficial ownership of securities having more than 50% of the total combined voting power of our outstanding securities pursuant to a tender or exchange offer (excluding a public offering of our common stock to raise capital).

Michael S. Guerriero.  Please see the description of Mr. Guerriero’s employment agreement, and amendments thereto, with the Company under the heading “Employment Agreements of Named Executive Officers.”

Raymond A. Cardonne, Jr.  Please see the description of Mr. Cardonne’s employment agreement, and amendments thereto, with the Company under the heading “Employment Agreements of Named Executive Officers.”

Peter Giacalone.  Please see the description of Mr. Giacalone’s employment agreement, and amendments thereto, with the Company under the heading “Employment Agreements of Named Executive Officers.”

C. Scott Hisey.  Please see the description of Mr. Giacalone’s employment agreement, and amendments thereto, with the Company under the heading “Employment Agreements of Named Executive Officers.”

Ronald J. Lejman.  Please see the description of Mr. Lejman’s employment agreement, and amendments thereto, with the Company under the heading “Employment Agreements of Named Executive Officers.”

Audit, Compensation and Special Committees and Nominations for Board of Directors

The board of directors has established an Audit Committee and a Compensation Committee to devote attention to specific subjects and to assist the board of directors in the discharge of its responsibilities. The functions of those committees and their current members are set forth below.

The Audit Committee

The Audit Committee recommends to the board of directors the appointment of the firm selected to serve as the independent registered public accountant for the Company and its subsidiaries and monitors the performance of any such firm. It also reviews and approves the scope of the audit and evaluates, with the independent registered public accountant, the Company’s audit and annual financial statements, reviews with management the status of internal accounting controls, evaluates issues having a potential financial impact on the Company which may be brought to the Audit Committee’s attention by management, the independent registered public accountant, or the board of directors and evaluates public financial reporting documents of the Company. The current members of the Audit Committee are Richard Siber and Mark S. Dailey, and the board of directors has determined that all of these members are independent.  Mr. Siber currently serves as Chairman of the Audit Committee and as the Audit Committee’s “financial expert” as defined by the rules of the Commission. The Audit Committee operates pursuant to a charter approved and adopted by the board of directors, a copy of which may be found on the Company’s website at www.unitekgs.com.

The Compensation Committee

The board of directors formed a Compensation Committee on February 14, 2007 to assist the board of directors in fulfilling its oversight responsibilities for:

•	compensation of executive officers;

•	compensation of any other employees that receive severance arrangements outside of the ordinary course of the Company’s standard practices; and

•
administration of the Company’s compensation and benefit plans with respect to all eligible participants, including stock option and other equity incentive plans, profit sharing plans, and any other plans that require or provide for approval or administration by the board of directors.

Although the Compensation Committee makes recommendations to the board of directors with respect to compensation decisions and the Company’s compensation and benefit plans, ultimate approval authority rests with the board of directors. The Compensation Committee has the direct authority to hire and fire advisors and compensation consultants, and to approve their compensation by the Company, which is obligated to pay these advisors and consultants. These advisors report directly to the Compensation Committee. We have in the past used compensation consultants to help give direction to the Compensation Committee regarding executive pay. We do not currently engage a compensation consultant but may decide to use one in the future. The current members of the Compensation Committee are Peter Brodsky, Joseph Colonnetta and Daniel Hopkin.   Mr. Brodsky currently serves as Chairman of the Compensation Committee. The Compensation Committee operates pursuant to charter approved and adopted by the board of directors, a copy of which may be found on the Company’s website at www.unitekgs.com.

The Special Committee

In connection with the Merger, the board of directors established a special committee, or the Special Committee, composed of two Berliner directors (initially Richard Berliner and Mark S. Dailey) who were directors prior to the Merger and one post-Effective Time Berliner independent director appointed by the board of directors (initially Richard Siber).  The Special Committee will automatically dissolve on January 27, 2013.  For so long as the Special Committee exists, the Company may not take certain actions without the Special Committee’s consent, including:

•
amending or modifying the Charter or the Bylaws in a manner that would amend the rights of the Series A Convertible Preferred Stock, par value $0.00002 per share, or the Series A Preferred, or the Series B Preferred;

•	issuing additional shares of Series A Preferred or Series B Preferred to an Affiliated Party (as such term is defined in the Merger Agreement);

•	making certain changes or determinations with respect to the BMO Loan Documents (as such term is defined in the Merger Agreement); or

•
entering into any transactions or amending certain agreements with affiliated parties, including HM LLC (except for employment arrangements and benefit programs approved by the board of directors or the Compensation Committee of the board of directors).

The Nominating Process

The Company does not currently have an Executive Committee or a Nominating Committee. Due to the current size and composition of the board of directors, the functions customarily attributable to an Executive Committee and a Nominating Committee are performed by the board of directors as a whole.

The Company’s board of directors believes that it is not necessary at present to have a standing Nominating Committee or a charter with respect to the nomination process because the size and composition of the board of directors allow it to adequately identify and evaluate qualified candidates for directors. However, the Company’s board of directors may consider appointing such a committee in the future. Currently, each of the directors participates in the consideration of director nominees, and the evaluation of candidates on the basis of financial literacy, industry knowledge, relevant experience, stockholder status, moral character, independence and willingness and ability to serve. Aside from the foregoing qualities, the board of directors does not have a minimum set of qualifications that must be met by nominees.

If a position on the board of directors were to unexpectedly become vacant, it would be filled by the board of directors and all remaining directors would participate in the selection of an appropriate individual to fill the vacancy. The newly appointed director would serve out the remainder of the term of the director whose position became vacant.

Stockholder Communications with the Board of Directors

The Company’s stockholders may communicate directly with members of its board of directors. For direct communication with any member of the board of directors, please send your communication in a sealed envelope addressed to the applicable director inside of another envelope addressed to Ronald J. Lejman, Chief Financial Officer, UniTek Global Services, Inc., 1777 Sentry Parkway West, Gwynedd Hall, Suite 302, Blue Bell, PA 19422.  Mr. Lejman will forward such communication to the indicated director.

Compliance with Section 16 of the Securities Exchange Act of 1934

Section 16(a) of the Exchange Act, requires the Company’s directors, executive officers, and individuals who own more than 10% of a registered class of the Company’s equity securities to file initial reports of ownership and changes in ownership of common stock with the SEC. Such persons are required by applicable regulations to furnish us with copies of all Section 16(a) reports that they file.

To the Company’s knowledge, based solely on the review of the copies of such reports furnished to the Company, all of the Company’s directors, officers and 10% stockholders have complied with the applicable Section 16(a) reporting requirements for the fiscal year ended June 30, 2009 and for the six months ended December 31, 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table reflects, as of August 4, 2010, the beneficial common stock ownership of (a) each of our directors, (b) each named executive officer, (c) each person known by us to be a beneficial holder of five percent (5%) or more of our common stock and (d) all of our executive officers and directors as a group.

Except as otherwise noted in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the shares of common stock and the business address of such beneficial holders is c/o UniTek Global Services, Inc., 1777 Sentry Parkway West, Gwynedd Hall, Suite 302, Blue Bell, PA 19422.

			Total Number of Shares of			Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Common Stock Post Conversion			Excluding Exercise of Over-allotment		Including Exercise of Over-allotment
Holder	Common Stock	Series B Preferred	of Preferred Stock(1)		Percentage	Number	Percentage	Number	Percentage
Sector Performance Fund, LP (a)	87,454,886	219,144	98,412,086	(2)	66.61%
HM Unitek Coinvest, LLP (a)	13,319,640	-	13,319,640	(3)	9.74%
SPF SBS LP (a)	5,525,574	13,847	6,217,924	(4)	4.52%
Peter Brodsky, Director	106,300,100	232,991	117,949,650	(5)	79.47%
Joseph Colonnetta, Director	106,300,100	232,991	117,949,650	(6)	79.47%
Daniel Hopkin, Director	-	-	-	(7)	N/A
Richard B. Berliner, Director and Chief Marketing Officer	7,522,964	-	7,522,964	(8)	5.50%
Old Berliner Liquidating Trust	13,101,644	-	13,101,644	(9)	9.58%
Sigma Opportunity Fund, LLC	7,844,789	-	8,019,789	(10)	5.86%
C. Scott Hisey, Director and Chief Executive Officer	1,200,000	1,000	4,076,350	(11)	2.92%
Peter Giacalone, Executive Chairman	1,100,000	2,667	2,433,350	(12)	1.76%
Ronald J. Lejman, Chief Financial Officer and Treasurer	-	-	400,000	(13)	*
Daniel Yannantuono, CEO DirectSat	75,000	172	721,825	(14)	*
Christopher Perkins, CEO FTS USA	-	-	172,975	(15)	*
Nicholas Day, General Counsel and Secretary	30,696	-	165,696	(16)	*
Dean MacDonald, Director	500,000	1,146	607,300	(17)	*
Mark S. Dailey, Director	54,166	-	104,166	(18)	*
Richard Siber, Director	-	-	-		*
Raymond A. Cardonne, Jr., former Chief Financial Officer and Treasurer of BCI	-	-	50,000	(19)	*
Michael S. Guerriero, former Chief Operating Officer of BCI	-	-	527,500	(20)	*
Peter Mixter, Former Director	25,000	-	75,167	(21)	*
Mehran Nazari, Former Director	54,166	-	104,166	(18)	*
John Stevens Robling, Jr., Former Director	25,000	-	75,167	(21)	*
Thom Waye, Former Director	7,844,789	-	8,019,789	(22)	5.86%

Executive Officers and Directors as a Group (nineteen persons) (23)	124,731,881	237,976	143,006,065	(24)	92.23%

*	Less than 1%.

(a)	Address is c/o HM Capital, 200 Crescent Ct, Suite 1600, Dallas, Texas 75201.

(1)
For purposes of this column, a person is deemed to have beneficial ownership of the number of shares of common stock and preferred stock that such person has the right to acquire within 60 days of August 4, 2010.  Percentages have been based on 136,778,330 shares of common stock outstanding.  For purposes of computing the percentage of outstanding shares of common stock held by any individual listed in this table, any shares of common stock that such person has the right to acquire pursuant to the conversion of the Company’s Series B Preferred, is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)
According to a Schedule 13D filed on January 27, 2010, Sector Performance Fund is the direct beneficial owner of 98,412,086 shares of common stock, consisting of (i) 87,454,866 shares of common stock and (ii) 10,957,200 shares of common stock issuable upon the conversion of 219,144 shares of Series B Preferred, each share of which is convertible into 50 shares of common stock, subject to customary structural anti-dilution adjustments for stock splits, dividends and similar events, upon the option of the holder.  Sector Performance GP, LP, or Sector Performance GP, is the general partner of Sector Performance Fund.  As a result, Sector Performance GP may be deemed to share beneficial ownership with respect to these securities.  Sector Performance LLC, or Ultimate GP, is the general partner of Sector Performance GP and, as a result, Ultimate GP may be deemed to share beneficial ownership with respect to these securities.  Except to the extent of any pecuniary interests, each of Sector Performance GP and Ultimate GP disclaims the existence of such beneficial ownership.  A six-person committee (consisting of Joseph Colonnetta, Peter S. Brodsky, Jason H. Downie, Edward Herring, John R. Muse and Andrew Rosen) exercise, on behalf of Ultimate GP and Sector Performance GP, voting and dispositive powers over the securities held by Sector Performance Fund.

(3)
HM Unitek Coinvest, LP, or Coinvest is the direct beneficial owner of 13,319,640 shares of common stock, consisting of 13,319,640 shares of common stock.  Ultimate GP is the general partner of Coinvest and, as a result, Ultimate GP may be deemed to share beneficial ownership with respect to these securities.  Except to the extent of any pecuniary interests, Ultimate GP disclaims such beneficial ownership.  A six-person committee (consisting of Joseph Colonnetta, Peter S. Brodsky, Jason H. Downie, Edward Herring, John R. Muse and Andrew Rosen) exercise, on behalf of Ultimate GP, voting and dispositive powers over the securities held by Coinvest.

(4)
SPF is the direct beneficial owner of 6,217,924 shares of common stock, consisting of (i) 5,525,574 shares of common stock, and (ii) 692,350 shares of common stock issuable upon the conversion of 13,847 shares of Series B Preferred.  Ultimate GP is the general partner of SPF and, as a result, Ultimate GP may be deemed to share beneficial ownership with respect to these securities.  Except for pecuniary interests, Ultimate GP disclaims such beneficial ownership.  A six-person committee (consisting of Joseph Colonnetta, Peter S. Brodsky, Jason H. Downie, Edward Herring, John R. Muse and Andrew Rosen) exercises, on behalf of Ultimate GP, voting and dispositive powers over the securities held by SPF.

(5)
No securities are directly beneficially owned by Mr. Brodsky.  Mr. Brodsky holds a direct or indirect interest in Sector Performance Fund, Coinvest, and SPF, collectively, the Investment Funds, which beneficially own an aggregate of 117,949,650 shares of common stock on an as-converted basis as explained in more detail below.  Mr. Brodsky is an executive officer and member of Ultimate GP.  The aggregate 117,949,650 shares of common stock are comprised as follows: (i) 106,300,100 shares of common stock held by the Investment Funds, and (ii) 11,649,550 shares of common stock issuable upon the conversion of 232,991 shares of the Series B Preferred held by the Investment Funds.  Mr. Brodsky is a member of a six-person committee (consisting of Mr. Brodsky, Joseph Colonnetta, Jason H. Downie, Edward Herring, John R. Muse and Andrew Rosen) that exercises, on behalf of Ultimate GP, voting and dispositive powers over the securities held by the Investment Funds.  No single member of the committee has sole dispositive and/or voting power over the securities held by the Investment Funds.  Mr. Brodsky may be deemed to beneficially own all or a portion of the shares of common stock beneficially owned by the Investment Funds; however, Mr. Brodsky disclaims beneficial ownership of the shares of common stock, except to the extent of any pecuniary interest therein.

(6)
No securities are directly beneficially owned by Mr. Colonnetta.  Mr. Colonnetta holds a direct or indirect interest in the Investment Funds, which beneficially own an aggregate of 117,949,650 shares of common stock on an as-converted basis as explained in more detail below.  Mr. Colonnetta is an executive officer and member of Ultimate GP.  The aggregate 117,949,650 shares of common stock are comprised as follows: (i) 106,300,100 shares of common stock held by the Investment Funds, and (ii) 11,649,550 shares of common stock issuable upon the conversion of 232,991 shares of the Series B Preferred held by the Investment Funds.  Mr. Colonnetta is a member of a six-person committee (consisting of Mr. Colonnetta, Peter S. Brodsky, Jason H. Downie, Edward Herring, John R. Muse and Andrew Rosen) that exercises, on behalf of Ultimate GP, voting and dispositive powers over the securities held by the Investment Funds.  No single member of the committee has sole dispositive and/or voting power over the securities held by the Investment Funds.  Mr. Colonnetta may be deemed to beneficially own all or a portion of the shares of common stock beneficially owned by the Investment Funds; however, Mr. Colonnetta disclaims beneficial ownership of the shares of common stock, except to the extent of any pecuniary interest therein.

(7)
No securities are directly beneficially owned by Mr. Hopkin.  Mr. Hopkin is an officer of Ultimate GP; however, in that role, Mr. Hopkin has no voting or dispositive power over the securities held by the Investment Funds.

(8)
Represents 7,522,964 shares directly held by the Old Berliner Liquidating Trust, or the Trust.  The Trust owns 13,101,644 shares of common stock and Mr. Berliner beneficially owns 57% of the Trust’s assets as a beneficiary under the Trust.

(9)	The Trust owns 13,101,644 shares of common stock. John X. Adiletta is sole trustee of the Trust and has sole voting and dispositive power over the securities held by the Trust.

(10)
These shares include (i) 4,489,795 shares of common stock held by Sigma Opportunity Fund, LLC, or Sigma; (ii) 2,170,407 shares of common stock held by Sigma Berliner, LLC, or SBLLC, an affiliate of Sigma; (iii) 1,334,587 shares of common stock, which includes 175,000 shares of common stock issuable upon the exercise of warrants with an initial exercise price of $0.55 per share, held by Sigma’s affiliate, Sigma Capital Advisors, LLC, or Advisors, and (iv) 25,000 shares of common stock held by Thom Waye.  Advisors, Sigma Capital Partners, LLC, or Partners and Thom Waye may be deemed to be indirect 5% owners of the Company by virtue of Advisors being the managing member of Sigma, Partners being the sole member of Advisors and Mr. Waye being the sole member of Partners.  Mr. Waye, Advisors and Partners have disclaimed beneficial ownership of the shares owned by Sigma and SBLLC except to the extent of their pecuniary interest therein.   The address of each of Sigma, SBLLC, Advisors, Partners and Mr. Waye is c/o Sigma Capital Advisors, LLC, 800 Third Avenue, Suite 1701, New York, NY  10022. Information related to Sigma in this footnote is based upon the Schedule 13D filed by Sigma on March 2, 2010.

(11)
Mr. Hisey is the direct beneficial owner of 1,250,000 shares of common stock (on an as-converted basis), consisting of (i) 1,200,000 shares of common stock,  and (ii)  50,000 shares of common stock issuable upon the conversion of 1,000 shares of Series B Preferred.  Also includes vested options to purchase 2,607,600 shares of common stock.  40% of these options become exercisable only when the closing price per share of the common stock is equal to or greater than $3.00 for twenty consecutive trading days on which at least 5,000 shares of common stock are traded, as reported on the principal exchange on which the common stock is then traded.  Also includes warrants to purchase 218,750 shares of common stock.

(12)
Mr. Giacalone is the direct beneficial owner of 1,233,350 shares of common stock, consisting of (i) 1,100,000 shares of common stock, and (ii) 133,350 shares of common stock issuable upon the conversion of 2,667 shares of Series B Preferred.  Also includes vested options to purchase 1,200,000 shares of common stock.  40% of these options become exercisable only when the closing price per share of the common stock is equal to or greater than $3.00 for twenty consecutive trading days on which at least 5,000 shares of common stock are traded, as reported on the principal exchange on which the common stock is then traded.

(13)
Represents vested options to purchase 400,000 shares of common stock.  40% of these options become exercisable only when the closing price per share of the common stock is equal to or greater than $3.00 for twenty consecutive trading days on which at least 5,000 shares of common stock are traded, as reported on the principal exchange on which the common stock is then traded.

(14)
Includes (i) 75,000 shares of common stock, and (ii) 8,600 shares of common stock issuable upon the conversion of 172 shares of Series B Preferred.  Also includes vested options to purchase 597,575 shares of common stock.  40% of these options become exercisable only when the closing price per share of the common stock is equal to or greater than $3.00 for twenty consecutive trading days on which at least 5,000 shares of common stock are traded, as reported on the principal exchange on which the common stock is then traded.  Also includes warrants to purchase 40,650 shares of common stock.

(15)
Represents options to purchase 172,975 shares of common stock.  40% of these options become exercisable only when the closing price per share of the common stock is equal to or greater than $3.00 for twenty consecutive trading days on which at least 5,000 shares of common stock are traded, as reported on the principal exchange on which the common stock is then traded.  Also includes warrants to purchase 5,000 shares of common stock.

(16)
Includes vested options to purchase 135,000 shares of common stock.  Also includes 30,696 shares of common stock held by the Trust for which Mr. Day is the beneficiary. Excludes the remainder of the securities held by the Trust, in which Mr. Day disclaims all beneficial ownership.  Mr. Day will be leaving our Company in September 2010.

(17)
Mr. MacDonald is the direct beneficial owner of 607,300 shares of common stock, consisting of (i) 500,000 shares of common stock, and (ii) 57,300 shares of common stock issuable upon the conversion of 1,146 shares of Series B Preferred.  Also includes vested options to purchase 50,000 shares of common stock.  40% of these options become exercisable only when the closing price per share of the common stock is equal to or greater than $3.00 for twenty consecutive trading days on which at least 5,000 shares of common stock are actually traded, as reported on the principal exchange on which the common stock is then traded.

(18)	Includes 54,166 shares of common stock and vested options to purchase 50,000 shares of common stock.

(19)	Represents options to purchase 50,000 shares of common stock.

(20)	Represents options to purchase 527,500 shares of common stock.

(21)	Includes 25,000 shares of common stock and vested options to purchase 50,167 shares of common stock.

(22)
Thom Waye may be deemed to be an indirect owner of the shares held by Sigma by virtue of Mr. Waye being the manager of Sigma. Mr. Waye has disclaimed beneficial ownership of the shares owned by Sigma except to the extent of his pecuniary interest therein. Includes 25,000 shares of common stock owned directly by Mr. Waye.

(23)
Includes Peter Brodsky, Joseph Colonnetta, Daniel Hopkin, Peter Giacalone, C. Scott Hisey, Richard B. Berliner, Mark S. Dailey, Richard Siber, Dean MacDonald, Daniel Yannantuono, Christopher Perkins, Ronald J. Lejman,  Raymond A. Cardonne, Jr., Michael S. Guerriero, Peter Mixter, Mehran Nazari, John Stevens Robling, Jr., Thom Waye and Nicholas Day.

(24)
Consists of (i) 124,731,881 shares of common stock, (ii) 11,898,800 shares of common stock issuable upon the conversion of 237,976 shares of Series B Preferred, (iii) warrants to purchase 439,400 shares of common stock, and (iv) vested options to purchase 5,935,984 shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, DIRECTOR INDEPENDENCE

The board of directors has adopted a written policy regarding review and approval of related party transactions.  This policy calls for the board of directors to appoint a committee of independent directors to review and approve any related party transaction, which are defined as any transaction, or a series of similar transactions, to which the Company or any of its subsidiaries is to be a party, in which the amount involved exceeds $120,000 and in which any of the following persons had, or will have, a direct or indirect material interest:

•	Any director or executive officer of the Company;
•	Any nominee for election as director;
•	Any security holder who is known by us to own of record or beneficially more than five percent of any class of our voting securities; and
•	Any member of the immediate family of any of the foregoing persons.

Approval of the committee reviewing the related party transaction is based on the business needs of Company, the availability of alternative arrangements and the costs of the proposed transaction versus these alternatives, if available.

Pursuant to the policy, related party transactions shall not include compensation decisions within the authority of the Compensation Committee, such as officer and director compensation.  The independent committee will have the authority to hire and consult with independent consultants, appraisers and/or advisors to assist in their review of related party transactions.

In addition, in connection with the Merger, on January 27, 2010, the board of directors established a Special Committee composed of three directors, Richard Berliner, Mark S. Dailey and Richard Siber.  The Special Committee will automatically dissolve on January 27, 2013.  For so long as the Special Committee exists, the Company may not take certain actions without the Special Committee’s consent, including:

•	amending or modifying the Charter or the Bylaws in a manner that would amend the rights of the Series A Preferred or the Series B Preferred;

•
issuing additional shares of Series A Preferred or Series B Preferred Stock to an Affiliated Party (as such term is defined in the Merger Agreement) (except pursuant to the Credit Support Agreement, as defined in the Merger Agreement);

•	making certain changes or determinations with respect to the BMO Loan Documents (as such term is defined in the Merger Agreement); or

•
entering into any transactions or amending certain agreements with affiliated parties, including HM LLC (except for employment arrangements and benefit programs approved by the board of directors or the compensation committee of the board of directors).

During the six months ended December 31, 2009, the Company did not engage in any related party transaction that required review, approval or ratification under the Company’s related party transaction review policies and procedures.  The Company did not engage in any related party transaction where such policies and procedures were not followed.

Transaction Subsequent to December 31, 2009

Amended and Restated Monitoring and Oversight Agreement

In connection with the Merger, on January 27, 2010, we, along with several of our direct and indirect wholly owned subsidiaries, entered into an Amended and Restated Monitoring and Oversight Agreement, or M&O Agreement, with HM Capital Partners I LP, or HM LP. HM, LLC, an affiliate of HM LP, and its affiliates beneficially owned approximately 79% of the outstanding shares of our common stock as of August 4, 2010.  The M&O Agreement has been modified as described below.

Pursuant to the M&O Agreement, the Clients will pay HM LP an annual fee of $720,000 for calendar year 2010, $730,000 for calendar year 2011 and $754,000 for calendar year 2012 and for each calendar year thereafter, in consideration for HM LP’s provision of financial oversight and monitoring services to the Clients as they may be requested from time to time.  Each annual fee mentioned above will be payable in equal quarterly installments on March 31, June 30, September 30 and December 31 of the applicable year; provided, that such payment will not be paid unless the Total Leverage Ratio (as such term is defined in the First Lien Credit Agreement) is below 3.50:1.00 at the end of the applicable quarter, and if not paid, each such payment will accrue until the Total Leverage Ratio is below 3.50:1.00 at any subsequent quarter at which time all accrued and unpaid payments will become due and payable.  Further, to the extent any amounts payable under the M&O Agreement are not permitted to be paid under the First Lien Credit Agreement, such amounts will continue to accrue until the earlier of the time at which such amounts are permitted to be paid under the First Lien Credit Agreement or the termination of the First Lien Credit Agreement in accordance with its terms, at which such time such amounts will become due and payable.

Each of the Clients have also agreed to indemnify HM LP, its affiliates, and their respective directors, partners, officers, controlling persons, agents and employees, collectively referred to as the Indemnified Persons, from and against any and all claims, liabilities, losses, damages and expenses incurred by any Indemnified Person (including those arising out of an Indemnified Person’s negligence and reasonable fees and disbursements of the Indemnified Person’s counsel) related to or arising out of (i) actions taken or omitted to be taken by any of the Clients, (ii) actions taken or omitted to be taken by an Indemnified Person with any Client’s consent or in conformity with any Client’s instructions or any Client’s actions or omissions or (iii) HM LP’s engagement that do not result primarily from the bad faith, gross negligence or willful misconduct of such Indemnified Persons.

The M&O Agreement expires upon the earlier of September 27, 2017 or a buyout of the M&O Agreement.  We are obligated to buy out the M&O Agreement upon the first to occur of (1) any sale or distribution by the Company or our subsidiaries to the public of our or their capital stock and, in connection therewith, the capital stock of the Company or our subsidiaries becoming listed on an established stock exchange or a national market system; (2) any consolidation or merger of the Company with or into another entity or other business combination or transfer of securities of the Company by any of its stockholders or a series of transactions in which the stockholders of the Company immediately prior to such transaction own less than 50% of the equity of the Company or HM LLC or any fund or management company affiliated therewith owns less than 25% of the equity of the Company; (3) any sale, license, transfer or disposition of all or substantially all of the assets of the Company; or (4) the Special Committee’s approval of the Company buying out the M&O Agreement.

Peter Brodsky and Joseph Colonnetta, two of our directors, are Partners, and Daniel Hopkin, also one of our directors, is a Vice President of HM LLC, which is an affiliate of HM LP.

In connection with the offering contemplated by this prospectus, the parties to the M&O Agreement have agreed to terminate the M&O Agreement and pay a termination fee of $4.3 million (payable in cash or stock, as described below) that would only become payable once the following two conditions are met:

•	The Sector Performance Fund, which is an affiliate of HM LP, sells its entire ownership stake in the Company, and
•
The average price per share of common stock realized by the Sector Performance Fund is above its basis, which basis will be calculated as of the closing of this offering when the Series B Preferred owned by the Sector Performance Fund converts into common stock.  We and HM LP expect that, depending on the sale price in this offering, the Sector Performance Fund’s basis in its stock will be above the sale price in this offering.

If the two conditions above are met and the termination payment becomes payable, we will be entitled to satisfy this obligation in either cash or shares of our common stock, at our sole discretion.  If payment is made in shares of our common stock, the stock price would be calculated using the 20-day trailing average share price as of the date that the two conditions above are met and the termination payment becomes payable.

Credit Support Agreement

Peter Brodsky and Joseph Colonnetta are Partners and Daniel Hopkin is a Vice President of HM LLC, which is an affiliate of Sector Performance Fund and SPF, or the Credit Support Parties.  Furthermore, Peter Brodsky and Joseph Colonnetta are each executive officers of the ultimate general partner of each of the Credit Support Parties and they each own an interest in such general partner.  Daniel Hopkin is an officer of the ultimate general partner of each of the Credit Support Parties and owns an interest in the general partner of Sector Performance Fund, our controlling stockholder.

Modification to Conversion Terms of our Series B Preferred

Each share of our Series B Preferred is convertible at any time, at the option of the holder thereof, into shares of our common stock.  According to its terms, the number of shares of our common stock into which the Series B Preferred is convertible is equal to the Series B original issue price ($50.00) divided by $1.00, subject to standard structural anti-dilution adjustments for stock splits, dividends and similar events.  See “Description of Securities – Description of Preferred Stock – Series B Preferred.”

In order to help facilitate this offering by allowing for a simplified capital structure, the holders of the Series B Preferred, which include Sector Performance Fund, SPF, C. Scott Hisey, our Chief Executive Officer, Peter Giacalone, our Chairman of the Board and President, Daniel Yannantuono, the Chief Executive Officer of our DirectSat USA subsidiary, and Dean MacDonald, one of our directors, have agreed to convert their stock into shares of our common stock upon the consummation of this offering.  As an inducement to agree to such conversion, we agreed to modify the conversion price, while also giving effect to the two-for-one liquidation preference, such that it will be a price representing a 6.5% discount to the offering price to the public of the common shares in this offering.  The conversion will also be adjusted to give effect to the proposed reverse split of the shares of our common stock on a one-for-       basis.

Nex-Link USA, LLC

UniTek USA and C. Scott Hisey, our Chief Executive Officer, jointly own and operate Nex-Link USA, LLC, a Delaware limited liability company, or Nex-Link.  Nex-Link is a joint venture formed by Mr. Hisey as a disabled veteran-owned business enterprise for the purpose of supporting customers requiring work to be completed by a disabled veteran-owned entity.  Mr. Hisey, a registered disabled veteran, owns 51% of the membership units of Nex-Link.  UniTek USA owns the remaining 49% of the membership units of Nex-Link.  Nex-Link’s assets were valued at approximately $0.1 million as of December 31, 2009.  Nex-Link generated sales of approximately $0.7 million in 2009.  Historically, Nex-Link has distributed 100% of its net income to UniTek USA.  Furthermore, UniTek USA is a lender to Nex-Link pursuant to a revolving credit agreement, dated as of July 2, 2008, or the Nex-Link Credit Agreement.  Nex-Link’s current principal outstanding under the Nex-Link Credit Agreement is approximately $0.2 million.  Under the First Lien Credit Agreement, the maximum amount that UniTek USA and its subsidiaries may lend to third parties, including Nex-Link, is $1.0 million in the aggregate.  No principal or interest payable under the Nex-Link Credit Agreement was paid in our last fiscal year.  Nex-Link’s effective interest rate for our last fiscal year was based on the prime rate published in the Wall Street Journal plus two percent.  Mr. Hisey is indemnified by Nex-Link for actions he takes as an owner, officer or director of Nex-Link to the fullest extent permitted by Delaware law.

DESCRIPTION OF SECURITIES

The following description of the material provisions of our common stock and restated certificate of incorporation, as amended, and amended and restated bylaws is only a summary, does not purport to be complete and is qualified by applicable law and the full provisions of our Charter and Bylaws.

Authorized Capitalization

Our authorized capital stock currently consists of 220,000,000 shares of capital stock. The authorized capital stock is divided into common stock and preferred stock. The common stock consists of 200,000,000 shares, par value $0.00002 per share. The preferred stock consists of 20,000,000 shares, par value $0.00002 per share, of which 1,317,602 are designated as Series A Preferred and 682,398 are designated as Series B Preferred.  As of August 4, 2010, we had outstanding 136,778,330 shares of common stock and 265,237 shares of Series B Preferred.

Description of Common Stock

Voting. The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. The holders of our common stock are not entitled to cumulative voting in the election of directors.

Dividends. Subject to the rights of our outstanding preferred stock and subject to restrictions imposed by our various credit agreements, dividends on our common stock may be declared and paid when and as determined by our board of directors.

Liquidation, Dissolution or Winding Up. If we liquidate, dissolve or wind up operations, the holders of our common stock are entitled to share equally on a per share basis in any assets remaining after all prior claims are satisfied, all our outstanding debt is repaid and the liquidation preferences on our outstanding preferred stock are paid in full.

Other Rights. Holders of our common stock generally do not have any preemptive or similar rights to subscribe for shares of our capital stock, or for any rights, warrants, options, bonds, notes, debenture or other securities convertible into or carrying options or warrants to subscribe, purchase or otherwise acquire shares of our capital stock. Our Charter does not contain any provisions providing for the redemption of our common stock or the conversion of our common stock into other securities.

Effect of Preferred Stock and Credit Facilities on our Common Stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock that we may issue in the future, and our credit facilities. Certain provisions of the preferred stock that may adversely affect the rights of holders of our common stock are described in the following paragraphs.

Description of Preferred Stock

Our board of directors has the authority, without further stockholder approval, to issue up to 20,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights, and the qualifications, limitations or restrictions, of the shares of each series. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock. In certain circumstances, such issuances could have the effect of decreasing the market price of the common stock.  The board of directors has currently established two series of preferred stock, the Series A Preferred and the Series B Preferred.

Each share of the Series A Preferred was automatically converted into 50 shares of common stock upon the filing and effectiveness of the amendment to our Charter filed with the Delaware Secretary of State on June 4, 2010, or the Charter Amendment.

Series A Preferred

On January 27, 2010, we filed with the Secretary of State of the State of Delaware a Certificate of Designation of Series A Stock designating 1,317,602 shares of Series A Preferred with the following rights:

Rank.  With respect to the distribution of assets upon liquidation, dissolution or winding up of the Company, the Series A Preferred ranks pari passu with the common stock.

Dividends.  The holders of the Series A Preferred are entitled to participate in dividends paid to the common stock on an as-converted basis.

Voting Rights.  The holders of the Series A Preferred are entitled to vote with the holders of the common stock on an as-converted basis.

Automatic Conversion.  Each share of Series A Preferred was automatically converted into 50 shares of common stock upon the filing and effectiveness of the Charter Amendment.

Series B Preferred

On January 27, 2010, we filed with the Secretary of State of the State of Delaware a Certificate of Designation of Series B Stock designating 682,398 shares of Series B Preferred with the following rights:

Rank.  With respect to the distribution of assets upon liquidation, dissolution or winding up of the Company, the Series B Preferred ranks (1) senior to all classes of common stock; (2) senior to all other series of  previously authorized preferred stock; (3) senior to any class or series of capital stock of the Company created after the designation of the Series B Preferred, which does not, by its terms, rank senior to or pari passu with the Series B Preferred, each a Junior Security.

Dividends.  The holders of the Series B Preferred are entitled to participate in dividends paid to holder of our common stock on an as-converted basis.

Liquidation Rights.  In the event of a liquidation, dissolution or winding up of the Company, before any distribution is made to the holders of any Junior Security, the holders of the Series B Preferred are entitled to be paid out of the assets of the Company an amount equal to the greater of (1) $100.00 per share of Series B Preferred (as adjusted for stock splits, stock dividends, combinations or the like) plus any declared but unpaid dividends on the Series B Preferred, and (2) the amount payable with respect to such shares of Series B Preferred as if they had been converted into common stock.

Voting Rights.  The holders of the Series B Preferred are entitled to vote with the holders of the common stock on an as-converted basis.

Optional Conversion.  Each share of Series B Preferred is convertible at any time following the effectiveness of the Charter Amendment, at the option of the holder thereof, into shares of common stock.  The number of shares of common stock into which the Series B Preferred is convertible is equal to the Series B Preferred original issue price divided by $1.00, such that the actual conversion ratio would currently be 50 shares of common stock for each share of Series B Preferred, subject to standard structural anti-dilution adjustments for stock splits, dividends and similar events, and to the modifications described in the following paragraph.  The terms of the Series B Preferred do not contain any price-based anti-dilution provisions.  In the event of certain corporate changes, including any consolidation or merger in which the Company is not the surviving entity, sale or transfer of all or substantially all of the Company’s assets, certain share exchanges and certain distributions of property or assets to the holders of common stock, the holders of the Series B Preferred have the right to receive upon conversion, in lieu of shares of common stock otherwise issuable, such securities and/or other property as would have been issued or payable as a result of such corporate change with respect to or in exchange for the common stock issuable upon conversion of the Series B Preferred.

In order to help facilitate this offering by allowing for a simplified capital structure, the holders of the Series B Preferred have agreed to convert their stock into shares of our common stock upon the consummation of this offering.  As an inducement to agree to such conversion, we agreed to modify the conversion price, while also giving effect to the two-for-one liquidation preference, such that it will be a price representing a 6.5% discount to the offering price to the public of the common shares in this offering.  Assuming a public offering price of $     per share, the Series B Preferred would convert into       shares of our common stock.  The conversion will also be adjusted to give effect to the proposed reverse split of the shares of our common stock on a one-for-      basis.

Protective Provisions.  The Company may not, without the prior approval (by vote or written consent) of the holders of a majority of the then outstanding shares of the Series B Preferred: (1) amend or waive any provision of the Charter or Bylaws in a way that would alter the rights, preferences or privileges of the Series B Preferred; or (2) create any capital stock having rights, preferences or privileges senior to or on parity with the Series B Preferred.

Election of Director.  The holders of the Series B Preferred shall be entitled to elect one (1) member of the board of directors until such time as the Series B Preferred represents less than five percent (5%) of the then-outstanding shares of the common stock (including the preferred stock voting on an as-converted basis), after which time the Series B Preferred shall at no time thereafter be entitled to separately elect a member of the board of directors.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Charter and Bylaws

Delaware Anti-Takeover Law.  We are subject to Section 203 of the DGCL. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors, the business combination is approved in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Restated Certificate of Incorporation and Bylaws.  Provisions of our Charter and our Bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our Charter and our Bylaws:

•	Authorize the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;
•	Require prior approval by the Special Committee of our board of directors of any action which would amend or in any way modify our Charter or Bylaws, among other actions; and
•	Establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

Listing

Our common stock is listed on the OTCBB under the symbol “UGLB.OB.”  Concurrent with the consummation of this offering, we expect that our common stock will trade on the NASDAQ Global Market under the symbol “UNTK.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder,” other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of the our common stock. This discussion addresses only the U.S. federal income tax considerations of non-U.S. holders that are initial purchasers of our common stock pursuant to the offering. For purposes of this discussion, a “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is not a U.S. person.  For U.S. federal income tax purposes, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate the income of which is includible in gross income regardless of source; or

•
a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has validly elected to be treated as a U.S. domestic trust.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships owning common stock and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and Treasury Regulations, all as of the date hereof, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisers with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN, or appropriate substitute form, certifying its entitlement to benefits under a treaty.

Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than companies or individuals.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides an Internal Revenue Service Form W-8ECI, or appropriate substitute form, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless the gain is effectively connected with a trade or business of the non-U.S. holder in the United States or we are or have been a “U.S. real property holding company.” Gain that is effectively connected with a non-U.S. holder’s U.S. trade or business will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person, subject to an applicable treaty providing otherwise. A non-U.S. corporation recognizing effectively connected gain may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Information Reporting and Backup Withholding Requirements

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding tax requirements with respect to payments of dividends or a sale or disposition of common stock. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Recent Legislation

Recent legislation will generally impose, effective for payments made after December 31, 2012, withholding at a rate of 30% on dividends and the gross proceeds of a disposition of common stock paid to certain foreign entities, unless various information reporting and due diligence requirements are satisfied. The new withholding regime will apply in conjunction with the existing rules described in “—Dividends” and “—Information Reporting and Backup Withholding Requirements” above. Non-U.S. holders should consult their tax advisers regarding the possible implications of this legislation on their investment in the Company’s common stock.

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement, dated       , 2010, by and between us and Roth Capital Partners, LLC, or Roth, as the underwriter, has agreed to purchase from us, and we have agreed to sell, on a firm commitment basis,        shares of common stock, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

The underwriting agreement provides that the obligation of the underwriter to purchase all of the shares being offered to the public is subject to certain conditions and the underwriter is obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriter or other indemnified parties may be required to make in respect of any such liabilities.

Commissions and Expenses

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriter by us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares to cover over-allotments, if any.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Underwriting discount	$	$	$
Proceeds, before expenses, to us (1)	$	$	$

(1)	Includes payment to Roth of non-accountable expenses incurred in connection with this offering in an amount equal to 1.5% of the gross proceeds of the offering.

In addition, we have agreed to reimburse the underwriter for certain out-of-pocket expenses incurred by it up to an aggregate of $200,000 with respect to this offering, in the event the offering is not consummated.

We have agreed to sell the shares at the offering price less the underwriting discount set forth on the cover page of this prospectus. We cannot be sure that the offering price will correspond to the price at which our common stock will trade following this offering.

Over-Allotment Option

We have granted the underwriter an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriter to purchase a maximum of       additional shares from us to cover over-allotments, if any. If the underwriter exercises all or part of this option, it will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount and non-accountable expense reimbursement of 1.5% of the gross proceeds from the sale of such additional securities.

Lock-Up Agreements

Our executive officers, directors and certain of our significant stockholders have agreed to a 180-day “lock-up” from the date of this prospectus relating to shares of our common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding options and options which may be issued. This means that, for a period of 180 days following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the underwriter, subject to certain exceptions. The lock-up period described in the preceding sentence will be extended if (1) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the initial lock-up period, in which case the lock-up period automatically will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the public announcement regarding the material news or the occurrence of the material event, as applicable, unless the underwriter waives, in writing, such extension.

In addition, the underwriting agreement provides that we will not, for a period of 180 days following the date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the underwriter.

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriter to bid for and to purchase our common stock. As an exception to these rules, the underwriter may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriter may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriter of securities in excess of the number of securities the underwriter are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market.

•
Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriter will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriter sells more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•
Penalty bids permit the underwriter to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our common stock. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriter or its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriter’s or its affiliates’ websites and any information contained in any other website maintained by the underwriter or any affiliate of the underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter and should not be relied upon by investors.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the underwriter by Latham & Watkins LLP, Costa Mesa, California.

EXPERTS

The consolidated financial statements of UniTek Holdings, Inc. as of December 31, 2009 and 2008 and for the years then ended included in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Berliner Communications, Inc. as of December 31, 2009 and for the six month period ended December 31, 2009, and for years ended June 30, 2009 and 2008 incorporated by reference in this Prospectus and in the Registration Statement have been so incorporated in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus. This filing incorporates by reference the following documents, which we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2009, filed with the SEC on September 28, 2009;

•	our Transition Report on Form 10-K for the transition period July 1, 2009 to December 31, 2009, filed with the SEC on March 31, 2010;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2010, filed with the SEC on May 18, 2010; and

•	our Current Reports on Form 8-K filed with the SEC on January 27, 2010 (as amended April 12, 2010), February 2, 2010, April 2, 2010, June 4, 2010, July 12, 2010, July 22, 2010 and August 13, 2010.

Any statement contained in a document that is incorporated by reference in this prospectus will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be made to us at the following address or telephone number:

UniTek Global Services, Inc.
1777 Sentry Parkway West
Gwynedd Hall, Suite 302
Blue Bell, Pennsylvania 19422
(267) 464-1700
Attention: Ronald J. Lejman, Chief Financial Officer

You may also access these documents through our website at www.unitekgs.com.  The information and other content contained on, or linked from, our website are not and should not be considered a part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may inspect and copy these materials at the Public Reference Room maintained by the SEC at Room 100 F Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room. You can also find our SEC filings at the SEC’s website at www.sec.gov. You may also inspect reports and other information concerning us at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. We intend to furnish our stockholders with annual reports containing audited financial statements and such other periodic reports as we may determine to be appropriate or as may be required by law.

Our primary website address is www.unitekgs.com. Corporate information can be located by clicking on the “Investor Relations” link on the top of the home page, and then clicking on “SEC Filings” in the menu. We make our periodic SEC reports (Forms 10-Q and Forms 10-K) and current reports (Form 8-K) available free of charge through our website as soon as reasonably practicable after they are filed electronically with the SEC. We may from time to time provide important disclosures to investors by posting them in the Investor Relations section of our website, as allowed by SEC’s rules. The information on the website listed above is not and should not be considered part of this prospectus and is intended to be an inactive textual reference only.

UniTek Holdings, Inc.

Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

F-i

Report of Independent Registered Public Accounting Firm

Board of Directors
UniTek Holdings, Inc.

We have audited the accompanying consolidated balance sheets of UniTek Holdings, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.   We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UniTek Holdings, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, the Company has restated its statements of cash flows for 2009 and 2008.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 12, 2010, except Notes 1, 22, 23, and 24, as to which the date is August 13, 2010

F-ii

UniTek Holdings, Inc.

Consolidated Balance Sheets

	December 31
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$2,263,278	$5,348,133
Restricted cash	132,881	450,000
Accounts receivable and unbilled revenue, net of allowances	24,679,947	26,944,879
Inventories	8,325,721	10,844,229
Prepaid expenses and other current assets	3,803,787	2,437,089
Total current assets	39,205,614	46,024,330

Property and equipment, net	20,665,487	13,597,175
Goodwill	137,827,554	171,703,472
Customer contracts, net	26,563,731	42,823,469
Other intangible assets, net	376,799	686,458
Deferred tax asset, net	109,000	34,000
Other long-term assets	7,092,952	7,145,721
Total assets	$231,841,137	$282,014,625

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$19,301,778	$17,259,046
Accrued expenses	23,329,678	20,136,027
Current income taxes	187,000	314,000
Current portion of long-term debt	33,005,777	152,707,127
Current portion of capital lease obligations and vehicle loans	5,097,245	784,836
Total current liabilities	80,921,478	191,201,036

Long-term debt, net of current portion	127,162,500	–
Capital lease obligations and vehicle loans, net of current portion	4,243,804	1,314,140
Deferred income taxes	–	4,831,457
Other long-term liabilities	–	1,669,076
Total liabilities	212,327,782	199,015,709

Shareholders' equity:
Preferred stock $.01 par value (1,000 shares authorized, no shares issued or outstanding)	-	-
Common stock $0.01 par value (150,000,000 shares, authorized, 109,100,000 and 109,050,000 shares issued and outstanding)	1,091,000	1,090,500
Additional paid-in capital	112,746,597	110,871,208
Accumulated other comprehensive income (loss)	60,642	(183,374)
Accumulated deficit	(94,384,884)	(28,779,418)
Total shareholders' equity	19,513,355	82,998,916
Total liabilities and shareholders' equity	$231,841,137	$282,014,625

See accompanying notes.

UniTek Holdings, Inc.

Consolidated Statements of Operations

	Year Ended December 31
	2009	2008

Revenues	$278,098,344	$215,751,912
Cost of revenues	237,350,454	180,318,723
Gross profit	40,747,890	35,433,189

Selling, general, and administrative expenses	26,859,882	20,863,530
Asset impairment	38,430,952	–
Depreciation and amortization	26,878,027	21,270,188
Operating loss	(51,420,971)	(6,700,529)

Interest income	–	82,271
Interest expense	18,824,916	16,096,036
Other expense, net	284,273	7,480
Loss from continuing operations before income taxes	(70,530,160)	(22,721,774)

Benefit (provision) for income taxes	4,743,254	(4,503,457)
Loss from continuing operations	(65,786,906)	(27,225,231)

Income from discontinued operations (net of tax benefit of $0 and $453,000, respectively)	181,440	4,034,275
Net loss	$(65,605,466)	$(23,190,956)

Net loss per share:
Basic	$(0.60)	$(0.21)
Diluted	$(0.60)	$(0.21)

Weighted average number of shares outstanding:
Basic	109,096,154	108,834,615
Diluted	109,096,154	108,834,615

See accompanying notes.

UniTek Holdings, Inc.

Consolidated Statements of Shareholders' Equity

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated
	Shares	Amount	Capital	Income	Deficit	Total

Balance as of December 31, 2007	108,650,000	$1,086,500	$109,184,648	$–	$(5,588,462)	$104,682,686
Net loss	–	–	–	–	(23,190,956)	(23,190,956)
Currency translation	–	–	–	(183,374)	–	(183,374)
Total comprehensive loss				(183,374)	(23,190,956)	(23,374,330)
Capital contributions	400,000	4,000	396,000	–	–	400,000
Stock compensation expense	–	–	1,290,560	–	–	1,290,560
Balance as of December 31, 2008	109,050,000	1,090,500	110,871,208	(183,374)	(28,779,418)	82,998,916
Net loss	–	–	–		(65,605,466)	(65,605,466)
Currency translation	–	–	–	244,016	–	244,016
Total comprehensive loss				244,016	(65,605,466)	(65,361,450)
Warrants issued in acquisition	–	–	137,500	–	–	137,500
Capital contributions	50,000	500	49,500	–	–	50,000
Stock compensation expense	–	–	1,688,389	–	–	1,688,389
Balance as of December 31, 2009	109,100,000	$1,091,000	$112,746,597	$60,642	$(94,384,884)	$19,513,355

See accompanying notes.

UniTek Holdings, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31
	2009	2008
Cash flows from operating activities
Net loss	$(65,605,466)	$(23,190,956)
Adjustments to reconcile net loss to net cash provided by operating activities from continuing operations:
Income from discontinued operations	(181,440)	(4,034,275)
Provision for doubtful accounts	602,779	2,678,743
Depreciation and amortization	26,878,027	21,270,188
Asset impairment	38,430,952	–
Deferred financing cost amortization	2,196,746	1,698,295
Change in fair value of collar	(121,413)	1,264,143
Stock compensation expense	1,688,389	1,290,560
Deferred income taxes	(4,906,457)	4,222,457
Loss on sale of property and equipment	283,407	7,480
Interest added to debt principal	2,021,150	1,345,938
Changes in operating assets and liabilities:
Accounts receivable and unbilled revenue	979,210	(13,590,427)
Inventories	2,022,807	(4,640,730)
Prepaid expenses and other assets	(1,253,134)	(924,082)
Accounts payable and accrued expenses	2,502,548	7,729,324
Net cash provided by (used in) operating activities – continuing operations	5,538,105	(4,873,342)
Net cash provided by operating activities – discontinued operations	674,399	6,291,141
Net cash provided by operating activities	6,212,504	1,417,799

Cash flows from investing activities
Acquisition of property and equipment	(4,604,711)	(2,785,901)
Proceeds from sale of property and equipment	461,546	30,634
Cash restricted for acquisition of business	317,119	(450,000)
Cash paid for acquisition of businesses	(6,625,793)	(26,016,445)
Net cash used in investing activities	(10,451,839)	(29,221,712)

Cash flows from financing activities
Capital contribution	$450,000	$400,000
Proceeds from revolving credit facilities, net	7,000,000	12,400,000
Proceeds from issuance of long-term debt	–	19,700,186
Repayment of principal on capital leases	(2,643,916)	(881,365)
Repayment of long-term debt	(1,560,000)	(755,000)
Financing fees	(2,209,919)	(1,310,533)
Net cash provided by financing activities	1,036,165	29,553,288
Effect of exchange rate on cash and cash equivalents	118,315	(57,703)
Net (decrease) increase in cash and cash equivalents	(3,084,855)	1,691,672

Cash and cash equivalents at beginning of year	5,348,133	3,656,461
Cash and cash equivalents at end of year	$2,263,278	$5,348,133

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest paid	$14,437,059	$11,624,744
Taxes paid	$259,689	$12,066

Significant noncash items
Fair value of satellite markets provided	$26,000,000	$24,600,000
Acquisition of property and equipment financed by capital lease obligations	$579,394	$200,186

See accompanying notes.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

1. Background

Headquartered in Blue Bell, Pennsylvania, UniTek USA, LLC (“UniTek”), is a premier provider of high-quality, specialized infrastructure services including engineering, construction management and installation fulfillment services to the telecommunications, network services, broadband cable and satellite industries. UniTek has created a scalable platform through which it can rapidly deploy a highly skilled workforce of over 5,000 throughout 89 field offices across the United States and Canada, delivering a comprehensive end-to-end suite of technical labor services. Operations in Canada contributed $12,405,971 and $6,614,944 in revenue in 2009 and 2008, respectively. As of December 31, 2009 and 2008, our long-lived assets for continuing operations located in Canada were $2,571,444 and $501,455, respectively.

On September 27, 2007, UniTek Acquisition, Inc. (“Acquisition”) purchased 100% of the outstanding membership interests of UniTek USA, LLC. Acquisition is a wholly owned subsidiary of UniTek Midco, Inc. (“Midco”). Midco has no substantive operations, assets or liabilities. Midco is a wholly owned subsidiary of UniTek Holdings, Inc. (“Holdings” or the “Company”).  Holdings is majority owned by an investment fund of HM Capital Partners, L.P. (“HM Capital”). The acquisition was accounted for as a business combination and the assets and liabilities of the acquired operations were stated at fair value as of the acquisition date. The acquisition was treated as a purchase with Acquisition as the accounting acquirer.

The Company has adjusted its previously issued statements of cash flows for a mathematical error within cash provided from operations on the statement of cash flows.  The adjustment has no impact on total cash flows from operating activities but did impact the reported amounts of cash provided by continuing operations and cash provided by discontinued operations. The effect of the adjustment for this error is that cash flows provided by (used in) operating activities - continuing operations changed from $6,232,268 to $5,150,164 and from $3,195,208 to ($4,873,342) on the amounts previously reported for the years ended December 31, 2009 and 2008, respectively, and cash flows provided by (used in) operating activities - discontinued operations changed from ($19,764) to $1,062,340 and from ($1,777,409) to $6,291,141 for the years ended December 31, 2009 and 2008, respectively.

Certain cable operations that began during 2009 were discontinued during the first quarter of 2010.  The Company's 2009 financial statements have been restated to classify the financial information of these cable businesses as discontinued operations for financial reporting purposes (see Note 22). The effect of this adjustment for the year ended December 31, 2009 is that cash flows provided by operating activities - continuing operations increased by $387,941 and cash flows provided by operating activities - discontinued operations decreased by the same amount. These cable operations did not exist during 2008.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Holdings and the accounts of its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, amounts contained in certain of the notes to the consolidated financial statements, and the revenues and expenses reported for the periods covered by the financial statements. Although such assumptions are based on management’s best knowledge of current events and actions the Company may undertake in the future, actual results could differ significantly from those estimates and assumptions. The Company’s more significant estimates relate to revenue recognition, allowances for bad debts, and valuation of goodwill and intangible assets.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

2. Summary of Significant Accounting Policies (continued)

In the ordinary course of accounting for items discussed above, the Company makes changes in estimates as appropriate and as the Company becomes aware of circumstances surrounding those estimates. Such changes and refinements in estimates are reflected in reported results of operations in the period in which the changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable. A specific reserve for bad debts is recorded for known or suspected doubtful accounts receivable. For all other accounts, the Company recognizes a general reserve for bad debts based on the length of time receivables are past due and historical write-off experience. Account balances are charged off against the allowance when the Company believes it is probable that the receivable will not be recovered.

Inventories

Inventories consist primarily of materials and supplies purchased from the customer and used for installation fulfillment services. Inventories are stated at the lower of cost or market, as determined by the first-in, first-out or the specific-identification method.

Prepaid Expenses and Other Current Assets

Prepaid and other current assets consist primarily of prepaid insurance, taxes and expenses. These costs are expensed ratably over the related periods of benefit.

Property and Equipment

Property and equipment are stated at cost. Depreciation is generally calculated using the straight-line method over the estimated useful lives of the assets, which principally range from three to seven years for computers, construction equipment, furniture, vehicles, and equipment. The useful life of leasehold improvements is based on the shorter of the term of the lease or five years. Assets under capital leases are amortized over the lesser of the lease term or the asset’s estimated useful life. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed and any resultant gains or losses are recognized.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

2. Summary of Significant Accounting Policies (continued)

Goodwill and Intangible Assets

Goodwill is subject to an assessment for impairment using a two-step, fair value-based test with the first step performed at least annually, or more frequently if events or circumstances exist that indicate that goodwill may be impaired. The Company completes an annual analysis of the reporting units at the beginning of the fourth quarter of each fiscal year. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment test is performed to determine the implied value of goodwill for that reporting unit. If the implied value is less than the carrying amount of goodwill for that reporting unit, an impairment loss is recognized for that reporting unit.

The Company amortizes intangible assets, consisting of customer contracts and noncompete agreements from acquired businesses, on a straight-line basis over the 12- to 60-month lives of those agreements (see Note 9).

Other Long-Term Assets

Costs associated with obtaining long-term debt are deferred and amortized to interest expense on a straight-line basis, which approximates the effective interest method, over the term of the related debt (see Note 8). At December 31, 2009 and 2008, $6,579,755 and $6,707,942 (net), respectively, is included in other long-term assets related to deferred financing fees.

The Company reviews impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable based on undiscounted estimated cash flows expected from its use and ultimate disposition. Assets to be disposed of are reclassified to assets held for sale at the lower of their carrying value amount or fair value net of selling costs.

Derivative Financial Instruments

The Company utilizes derivative financial instruments to reduce interest rate risks. The Company does not hold derivative financial instruments for trading purposes. All derivatives are accounted for at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction.

Revenue Recognition

Revenues from fulfillment services provided to the satellite and cable television markets are recognized as the services are rendered. The Company recognizes revenue from fulfillment  services net of the satellite equipment because the Company has determined that it acts as an agent.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

2. Summary of Significant Accounting Policies (continued)

The Company also enters into contracts that require the installation or construction of specified units within an infrastructure system. Under these contracts, revenue is recognized at the contractually agreed price per unit as the units are completed. Unbilled revenues represent amounts earned and recognized in the period for which customer billings are issued in a subsequent period per the contract terms.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued liabilities and other current liabilities approximate fair value due to the short-term nature of those instruments. The carrying value of the capital lease obligations approximates fair value because they bear interest at rates currently available to the Company for debt with similar terms and remaining maturities. The fair values of debt and derivative instruments are discussed in Notes 11 and 12, respectively.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Income taxes consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance is recorded against a deferred tax asset when it is determined to be more-likely-than-not that the asset will not be realized.

The Company provides an intra-period tax allocation of the income tax expense or benefit for the year among continuing operations and discontinued operations.

Leases

The Company leases vehicles for performing fulfillment services in the satellite and cable services divisions. Leases are accounted for either as operating or capital depending on the terms of the lease. Each lease is reviewed as to the terms and a determination is made whether the vehicle is an operating or capital lease. Operating lease payments are expensed as incurred while payments on capital leases are included on the consolidated balance sheet as a liability and as a fixed asset.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

2. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

The Company measures and recognizes compensation expense for all share-based awards made to employees and directors including employee stock options based on estimated fair values.

The consolidated financial statements as of and for the year ended December 31, 2009 and 2008 include stock option expense as compensation expense. Pretax stock-based compensation expense recognized for the years ended December 31, 2009 and 2008 was $1,688,389 and $1,290,560, respectively (refer to Note 16 for additional information). For the years ended December 31, 2009 and 2008, all stock-based compensation expense was included in selling, general, and administrative expenses in the consolidated statements of operations.

Stock-based compensation expense recognized for the years ended December 31, 2009 and 2008 is based on the fair value of awards ultimately expected to vest, net of estimated forfeitures. The Company estimates the fair value of stock-based awards on the date of grant using an option-pricing model. The Company values stock-based awards using the Black-Scholes option-pricing model and recognizes compensation expense on a straight-line basis over the requisite service periods. Stock-based compensation expense recognized during the current period is based on the value of the portion of stock-based awards that is ultimately expected to vest. The Company estimates forfeitures at the time of grant in order to estimate the amount of stock-based awards that will ultimately vest. Limited historical forfeiture data is available. As such, management has based the estimated forfeiture rate on expected employee turnover. The Company records the cash flows resulting from the tax deductions in excess of the compensation cost recognized for those options (excess tax benefit) as financing cash flows.

Reclassifications

Certain reclassifications have been made to the prior-year financial statements to conform to the current-year presentation.

Net Loss Attributable to Common Shares

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the periods presented. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the periods plus the dilution that would occur upon the exercise or conversion of any instruments convertible to common stock, such as stock options or warrants.  At December 31, 2009 and 2008, no additional shares were dilutive to the computation because Holdings reported a net loss for each of those years.  Any outstanding stock options, warrants, or other instruments that are convertible to common stock could potentially be dilutive should Holdings report net income in a future period.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (the “FASB”) issued new guidance related to business combinations. This guidance retains the fundamental requirements of existing guidance that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This guidance defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date the acquirer achieves control.

Additionally, it requires contingent purchase price to be measured and recorded at its estimated fair value on the date of acquisition. This guidance was effective for the Company beginning January 1, 2009 and the impact of the adoption of this guidance depends upon the nature and terms of business combinations that the Company consummates on or after January 1, 2009.

On January 1, 2009, the Company adopted new guidance on accounting for uncertainty in income taxes. The new guidance provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. The Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based solely on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood to be sustained upon ultimate settlement. The new guidance also covers the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. The implementation of this standard did not have a material impact on the Company’s consolidated financial position and results of operations.

In January 2009, the FASB issued new guidance on disclosures about derivative instruments and hedging activities. The guidance is effective for fiscal years beginning after November 15, 2008 and expands disclosure requirements about an entity’s derivative instruments and hedging activities. The Company has expanded its disclosures about derivative instruments and hedging activities (see Note 12).

In May 2009, the FASB issued new guidance on subsequent events. The standard provides guidance on management’s assessment of subsequent events and incorporates this guidance into accounting literature. The standard is effective prospectively for interim and annual periods ending after June 15, 2009, and the Company adopted this guidance commencing with the December 31, 2009 consolidated financial statements. The implementation of this standard did not have a material impact on our consolidated financial position and results of operations.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

2. Summary of Significant Accounting Policies (continued)

In June 2009, FASB Accounting Standards Codification (Codification) was issued, effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification supersedes literature of the FASB, Emerging Issues Task Force and other sources. The Codification did not change U.S. generally accepted accounting principles. The implementation of this standard did not have a material impact on the Company’s consolidated balance sheet and results of operations.

3. DirecTV Enterprises LLC/180 Connect Transaction

On April 18, 2008, the Company entered into an asset purchase and exchange agreement with DTV HSP Merger Sub, Inc., a wholly owned subsidiary of DirecTV Enterprises, LLC (“DirecTV”), one of the Company’s significant customers. The acquisition closed on July 8, 2008. The results were included in the Company’s consolidated results beginning July 9, 2008. The agreement required the Company to pay cash and transfer three of its satellite television markets to DirecTV in exchange for 10 satellite television markets and a cable television installation business formerly owned by 180 Connect, Inc. The transaction allows the Company to develop additional market share and geographic diversification in the satellite television services. The associated cable business acquired in the transaction expanded the existing footprint in the southwestern U.S. and diversified the scope of work offered. No preexisting relationships were settled as part of this agreement.

Acquisition of Business

The Company has accounted for the asset purchase and exchange as a purchase of a business. The purchase price was calculated as the sum of the cash paid, the fair value of the satellite television markets transferred to DirecTV, certain liabilities assumed in the deal and the related transaction costs. The purchase price was allocated to the assets acquired from DirecTV based on their acquisition date fair values. The excess of the purchase price over the fair value of assets acquired was recorded as goodwill. The allocation of purchase price has been adjusted for the final valuation of fixed assets, the actual liabilities assumed in the transaction and the actual transaction costs.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

3. DirecTV Enterprises LLC/180 Connect Transaction (continued)

The final purchase price was calculated as follows:

Cash paid	$6,868,252
Fair value of satellite markets provided	24,600,000
Transaction costs	1,602,075
Total purchase price	$33,070,327

The final price was allocated to the assets acquired and liabilities assumed as follows:

Property, plant and equipment	$1,774,478
Other assets	143,121
Site closure costs and severance	(2,526,916)
Capital leases and vehicle loans	(154,090)
Contracts	15,000,000
Goodwill	18,833,734
Net assets acquired	$33,070,327

In connection with the acquisition of the cable business from DirecTV, the Company developed a plan to close certain facilities and reduce personnel of the acquired business in areas where the Company was not able to continue a contractual relationship with the customer. In connection with the plan, the Company established reserves in purchase accounting totaling approximately $2.3 million. During 2008, the facilities were abandoned and all positions were eliminated. The balance of the reserve at December 31, 2009 reflects lease obligations associated expenses in the accompanying consolidated balance sheet. A summary of the reserve activity related to the restructuring plan as of and for the year ended December 31, 2009 is as follows:

	Initial Reserves Recorded in Purchase Accounting	2008 Payments	Balance as of December 31, 2008	2009 Payments and Adjustments	Balance as of December 31, 2009

Severance-related costs	$49,000	$49,000	$–	$–	$–
Lease exit costs	2,225,608	772,167	1,453,441	335,387	1,118,054
Total	$2,274,608	$821,167	$1,453,441	$335,387	$1,118,054

Discontinued Operations

The satellite television markets transferred to DirecTV met the definition of a business and was treated as a disposal of a portion of a reporting unit. The carrying value of contract assets and goodwill attributable to these markets was determined by an allocation based on the relative fair values of the satellite television markets being disposed of and retained by the Company. The difference between the fair value and carrying value of the satellite television markets transferred to DirecTV was $(871,417) and was recorded as a loss within discontinued operations on the consolidated statement of operations.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

3. DirecTV Enterprises LLC/180 Connect Transaction (continued)

As a result of the asset purchase and exchange, the operations and cash flows generated from the satellite television markets provided to DirecTV have ceased for the Company. Accordingly, the Company has treated the operations of these markets as discontinued operations on the consolidated statement of operations, and the revenues, costs and expenses directly associated with these markets have been classified as discontinued operations on the consolidated statement of operations.

4. 2009 DirecTV Market Swap

On February 1, 2009, the Company entered into an asset exchange agreement with DirecTV, one of the Company’s significant customers. The exchange of satellite installation sites was completed by April 1. The results of the acquired business were included in the Company’s consolidated results beginning with the timing of the transfer of each site. No cash was transferred as part of the transaction. No preexisting relationships were settled as part of this agreement.

Acquisition of Business

The Company has accounted for the asset exchange as a purchase of a business. The purchase price was calculated as the fair value of the satellite television markets transferred to DirecTV. The purchase price was allocated to the assets acquired from DirecTV based on their acquisition date fair values. The excess of the purchase price over the fair value of assets acquired was recorded as goodwill. The allocation of the purchase price has been performed on a preliminary basis and is subject to adjustment and finalization, which management expects to complete during 2010.

The results of the 2009 DirecTV swap are included in the consolidated results of the Company effective at the date of the swap. During 2009, DirecTV markets received in the swap contributed revenue of $37,171,299 and operating income of $3,589,608 including depreciation and amortization.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

4. 2009 DirecTV Market Swap (continued)

The preliminary purchase price was calculated as follows:

Fair value of satellite markets provided	$26,000,000
Total purchase price	$26,000,000

The purchase price was allocated to the assets acquired and liabilities assumed as follows:

Property and equipment	$192,534
Customer contracts	9,800,000
Goodwill	16,007,466
Net assets acquired	$26,000,000

Discontinued Operations

The satellite television markets transferred to DirecTV met the definition of a business and were treated as a disposal of a portion of a reporting unit. The carrying value of contract assets and goodwill attributable to these markets was determined by an allocation based on the relative fair values of the satellite television markets being disposed of and retained by the Company. The fair value of the satellite television markets transferred to DirecTV exceeded their carrying value by $110,885 and was recorded as a gain within discontinued operations on the consolidated statement of operations.

As a result of the asset purchase and exchange, the operations and cash flows generated from the satellite television markets provided to DirecTV have ceased for the Company. Accordingly, the Company has treated the operations of these markets as discontinued operations on the 2009 consolidated statement of operations, and the revenues, costs and expenses directly associated with these markets have been classified as loss from discontinued operations on the consolidated statement of operations.

5. Other Acquisitions

Acquisition of Metro Cable Services, Inc.

On September 30, 2009, the Company acquired substantially all of assets and assumed certain liabilities of Metro Cable Services, Inc. (“Metro”), a company that provides cable television installation services in the greater Dallas, TX area, for a total purchase price of $2,767,917. The combination of the acquisition and the Company’s existing business substantially expands the Company’s presence in the greater Dallas and Ft. Worth, TX area. The purchase agreement provides that the sellers will be paid either 375,000 shares or $255,417, depending upon certain conditions. The purchase agreement also contains provisions allowing the sellers to realize contingent purchase price consideration of up to $250,000 in cash and 375,000 shares of common stock of Holdings, contingent upon achieving certain sales levels. The fair value of the contingent consideration of $512,500 has been included in the preliminary purchase price. The intangible asset valued at $100,000 relates to a noncompete agreement which is being amortized over 12 months. The amortization of intangible assets and goodwill is deductible for tax purposes. The allocation of purchase price has been performed on a preliminary basis and is subject to adjustment and finalization, which management expects to complete during 2010.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

5. Other Acquisitions (continued)

The preliminary purchase price was calculated as follows:

Cash	$2,000,000
Cash or shares	255,417
Contingent purchase price consideration	512,500
Total purchase price	$2,767,917

The preliminary purchase price was allocated to the assets acquired and liabilities assumed as follows:

Property and equipment	$134,492
Goodwill	403,718
Customer contracts	2,200,000
Noncompete agreement	100,000
Capital lease obligations and vehicle loans – current	(32,826)
Capital lease obligations and vehicle loans – long term	(37,467)
Total net assets acquired	$2,767,917

The results of Metro were included in the consolidated results of the Company effective September 30, 2009. During 2009, Metro contributed revenue of $1,196,102 and operating income of $(94,994) including depreciation and amortization.

Acquisition of AMBB LLC

On October 2, 2009, the Company acquired substantially all of assets and assumed certain liabilities of AMBB LLC (“AMBB”), a company that provides cable television installation services in the northeastern United States, for a total purchase price $2,366,413. The acquisition expands the Company’s cable installation operations into new geographical areas of the northeastern U.S. The purchase agreement contains provisions allowing the sellers to realize contingent purchase price consideration consisting of up to 250,000 warrants of Holdings, contingent upon achieving certain sales levels. The acquisition date fair value of the warrants of $137,500 has been included in the preliminary purchase price. The intangible asset valued at $200,000 relates to a noncompete agreement which is being amortized over 12 months. The amortization of intangible assets and goodwill is deductible for tax purposes. The allocation of purchase price has been performed on a preliminary basis and is subject to adjustment and finalization, which management expects to complete during 2010.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

5. Other Acquisitions (continued)

The preliminary purchase price was calculated as follows:

Cash	$2,228,913
Contingent purchase price consideration	137,500
Total purchase price	$2,366,413

The preliminary purchase price was allocated to the assets acquired and liabilities assumed as follows:

Property and equipment	$1,109,769
Goodwill	455,352
Customer contracts	1,500,000
Noncompete agreement	200,000
Accrued expenses	(22,464)
Capital lease obligations and vehicle loans – current	(101,007)
Capital lease obligations and vehicle loans – long term	(775,237)
Total net assets acquired	$2,366,413

The results of AMBB were included in the consolidated results of the Company effective October 3, 2009. During 2009, AMBB contributed revenue of $2,410,549 and operating income of $(154,665) including depreciation and amortization.

Acquisition of C&C Communications, Inc.

On November 16, 2009, Wirecomm Systems Inc. (a wholly owned Canadian subsidiary of the Company) acquired substantially all of assets and assumed certain liabilities of C&C Communications, Inc. (“C&C”), a company that provides cable television installation services in the greater Toronto, Ontario area for a total purchase price $1,807,897. The combination of the acquisition and the Company’s existing business substantially expands the Company’s presence in the greater Toronto area. The purchase agreement contains provisions allowing the sellers to realize contingent purchase price consideration of up to $189,888 contingent upon achieving certain sales levels. The acquisition date fair value of the contingent consideration of $186,090 has been included in the preliminary purchase price. The intangible asset valued at $47,575 relates to a noncompete agreement which is being amortized over 12 months. The amortization of intangible assets and goodwill is deductible for tax purposes.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

5. Other Acquisitions (continued)

The allocation of purchase price has been performed on a preliminary basis and is subject to adjustment and finalization, which management expects to complete during 2010.

The preliminary purchase price was calculated as follows:

Cash paid to sellers	$1,621,807
Contingent purchase price consideration	186,090
Total purchase price	$1,807,897

The preliminary purchase price was allocated to the assets acquired and liabilities assumed as follows:

Property and equipment	$120,879
Prepaid expenses	47,622
Goodwill	830,621
Customer contracts	761,200
Noncompete agreement	47,575
Total net assets acquired	$1,807,897

The results of C&C were included in the consolidated results of the Company effective November 16, 2009. During 2009, C&C contributed revenue of $631,098 and operating income of $30,752 including depreciation and amortization.

Acquisition of Nexlink Communications

On June 20, 2008, the Company acquired substantially all of assets and assumed certain liabilities of Nexlink Communications (“Nexlink”), a company that provides engineering consulting, and construction management for the telecommunications industry and cable installations, for a total purchase price $6,920,316. This transaction enhanced the capabilities of the network services division by providing complete end-to-end engineering, design and construction services to its customers. The purchase agreement contains a provision allowing the sellers to realize additional purchase price consideration of $750,000 contingent upon achieving certain sales levels. This contingency has been resolved and fully earned as of December 31, 2009. The intangible asset valued at $100,000 relates to a noncompete agreement which is being amortized over 15 months. The amortization of intangible assets and goodwill is deductible for tax purposes. The allocation of purchase price has been adjusted for the final valuation of fixed assets, the actual achievement of purchase price adjustment and the actual transaction costs.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

5. Other Acquisitions (continued)

The final purchase price was calculated as follows:

Cash paid to sellers	$6,639,905
Transaction costs	280,411
Total purchase price	$6,920,316

The final purchase price was allocated to the assets acquired and liabilities assumed as follows:

Prepaid expenses	$128,768
Property and equipment	727,826
Goodwill	3,936,997
Customer contracts	2,400,000
Noncompete agreement	100,000
Capital lease obligations and vehicle loans – current	(124,425)
Capital lease obligations and vehicle loans – long term	(248,850)
Total net assets acquired	$6,920,316

Acquisition of Advanced Broadband System Services, Inc.

On December 30, 2008, the Company acquired substantially all of assets and assumed certain liabilities of Advanced Broadband System Services, Inc. (“ABSS”), a company that provides cable television and broadband communications consulting, construction management and cable installation services, for a total purchase price of $4,622,134. The acquisition of ABSS reinforces the Company’s infrastructure services division and allows the Company to become a full-service provider to the telecommunications industry. The purchase agreement contains a provision allowing the sellers to realize additional purchase price consideration of $450,000 contingent upon achieving certain sales levels in fiscal year 2009. The $450,000 amount was placed into escrow and included in restricted cash in the December 31, 2008 consolidated balance sheet. The actual sales level achieved in 2009 resulted in payment of $317,119 from the escrow account. The intangible asset valued at $450,000 relates to noncompete agreements, which are being amortized over 24 months. The amortization of intangible assets and goodwill is deductible for tax purposes. The allocation of purchase price has been adjusted for the final valuation of fixed assets, the actual achievement of purchase price adjustment and the actual transaction costs.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

5. Other Acquisitions (continued)

The final purchase price was calculated as follows:

Cash paid to sellers	$4,367,119
Transaction costs	255,015
Total purchase price	$4,622,134

The final purchase price was allocated to the assets acquired and liabilities assumed as follows:

Property and equipment	$976,510
Goodwill	779,761
Customer contracts	2,700,000
Intangibles – noncompete	450,000
Capital lease obligations and vehicle loans – current	(85,122)
Capital lease obligations and vehicle loans – long term	(199,015)
Total net assets acquired	$4,622,134

Unaudited Pro Forma Information

The following unaudited pro forma data presents revenue and results of operations as if the acquisitions of Metro, AMBB, C&C, the 2009 DirecTV swap, Nexlink, ABSS and the DirecTV/180 Connect transaction had occurred on January 1, 2008 for the year ended December 31, 2008, and the acquisition of Metro, AMBB, C&C and the 2009 DirecTV swap had been completed as of January 1, 2009 for the year ended December 31, 2009 is as follows (in thousands):

	Year Ended December 31,
	2009	2008
Revenues	$295,552	$348,964
Loss from continuing operations before income taxes	$(69,465)	$(22,321)

6. Accounts Receivable and Unbilled Revenue

Accounts receivable consists of the following:

	December 31
	2009	2008

Trade accounts receivable	$19,583,622	$17,832,590
Unbilled revenue	6,425,484	11,224,870
Total	26,009,106	29,057,460
Less allowance	(1,329,159)	(2,112,581)
Accounts receivable, net	$24,679,947	$26,944,879

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

6. Accounts Receivable and Unbilled Revenue (continued)

Activity for the allowance account is as follows:

	Year Ended December 31
	2009	2008

Allowances at beginning of the year	$2,112,581	$1,177,544
Provision	602,779	2,678,743
Amounts charged against allowances	(1,386,201)	(1,743,706)
Allowances at end of the year	$1,329,159	$2,112,581

Amounts charged against the reserve primarily represent the write-off of trade accounts and unbilled revenue which had been fully reserved previously.

7. Property and Equipment

Property and equipment consisted of the following:

	December 31
	2009	2008

Vehicles	$5,424,789	$5,617,300
Computers and equipment	5,723,963	3,201,300
Furniture and fixtures	377,350	334,095
Construction equipment	8,675,948	6,770,567
Leasehold improvements	1,011,731	785,542
Assets under capital leases	10,509,318	1,688,707
	31,723,099	18,397,511
Less accumulated depreciation	(11,057,612)	(4,800,336)
	$20,665,487	$13,597,175

Depreciation expense, including amortization of assets under capital leases, was $6,827,042 and $4,162,361 for the years ended December 31, 2009 and 2008, respectively.

Property and equipment includes gross assets acquired under capital leases of $10,509,318 and $1,688,707 at December 31, 2009 and 2008, respectively. Amortization of assets under capital leases is included in depreciation expense.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

8. Other Long-Term Assets

Other long-term assets, net of accumulated amortization, consisted of the following:

	December 31
	2009	2008

Financing fees, net	$6,579,755	$6,707,942
Refundable deposits and other	513,197	437,779
Total other long-term assets	$7,092,952	$7,145,721

Financing fees represent direct costs associated with the issuance of debt. Such costs are amortized to interest expense over the remaining life of the debt.

9. Goodwill and Intangible Assets

The following table summarizes the changes in the carrying amount of the Company’s goodwill:

	Year Ended December 31
	2009	2008

Beginning balance	$171,703,472	$174,078,695
Goodwill associated with acquisitions	17,697,157	21,722,417
Transfer of satellite markets in DirecTV and 180 Connect transactions	(21,031,502)	(19,799,097)
Impairment of Telecom reporting unit	(32,369,648)	–
Revision of purchase price allocations	1,828,075	(4,298,543)
Ending balance	$137,827,554	$171,703,472

Accumulated impairment at December 31, 2009 and 2008 was $32,369,648 and $0, respectively.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

9. Goodwill and Intangible Assets (continued)

Other intangible assets consisted of the following:

	December 31
	2009	2008
Intangible assets:
Customer contracts	$70,467,827	$66,400,000
Noncompete agreements	1,025,047	949,722
Total intangible assets	71,492,874	67,349,722

Accumulated amortization:
Customer contracts	43,904,096	23,576,531
Noncompete agreements	648,248	263,264
Total accumulated amortization	44,552,344	23,839,795
Intangible assets, net	$26,940,530	$43,509,927

The customer contracts are being amortized on a straight-line basis over the 28- to 60-month lives of those agreements. The noncompete agreements are being amortized on a straight-line basis over 15 to 24 months. The Company recognized amortization expense for intangible assets of $20,712,549 and $19,624,943 for the years ended December 31, 2009 and 2008, respectively.

Estimated aggregate amortization expense of intangible assets for each of the succeeding years is as follows:

Year ending December 31,
2010	$13,221,714
2011	7,367,159
2012	5,739,152
2013	612,505
Total	$26,940,530

The Company performed its required annual goodwill impairment test as of October 3, 2009 and determined that the carrying value of its telecom reporting unit exceeded its fair value and was therefore impaired. The reduction in the fair value of the telecom reporting unit was a result of expected declines in revenue. The Company calculated the implied value of goodwill for that reporting unit by performing a hypothetical purchase price allocation, and determined that an impairment loss of $32,369,648 was required.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

9. Goodwill and Intangible Assets (continued)

The Company determined that the impairment of the Telecom reporting unit represented an indicator of impairment over the other intangible assets and long-lived assets of the reporting unit. Contracts of the Telecom reporting unit that were assigned a value on the date they were acquired by the Company are treated as an asset group for purposes of the long-lived impairment test. As a result, the Company performed the required tests of recoverability for each asset group over their lives and determined that the estimated undiscounted cash flows of its customer contracts and noncompete agreements did not exceed their carrying value. The Company calculated the fair value of these assets and determined that an impairment loss of $6,061,304 was required to state the customer contracts and the noncompete agreements at their fair values.

The methods of determining the fair value of the Telecom reporting unit, the customer contracts, and the noncompete agreements are discussed more fully in Note 21. The impairment losses were recorded as a component of operating loss in the Company’s 2009 consolidated statement of operations. No such impairment losses were recorded during the year ended December 31, 2008.

10. Accrued Expenses

Accrued expenses consisted of the following:

	December 31
	2009	2008

Accrued compensation and benefits	$4,154,829	$5,404,011
Acquisition liabilities	3,099,790	1,453,441
Accrued subcontractor	1,473,844	2,635,051
Retention payables	2,064,414	1,501,885
Accrued insurance reserves	4,514,705	1,312,649
Accrued litigation contingencies	2,130,957	772,914
Interest rate collar	1,547,663	–
Accrued expenses – other	4,343,476	7,056,076
Total accrued expenses	$23,329,678	$20,136,027

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

11. Long-Term Debt

Long-term debt consisted of the following:

	December 31
	2009	2008
First Lien Credit Agreement:
Revolving credit facility	$11,500,000	$4,500,000
Term B credit facility	75,502,500	77,062,500
Term C credit facility	19,500,000	19,500,000
	106,502,500	101,062,500

Second Lien Credit Agreement:
Term facility	25,000,000	25,000,000
Holdings revolving facility	28,665,777	26,644,627
Total debt	160,168,277	152,707,127
Less current portion	33,005,777	152,707,127
Long-term debt, net of current portion	$127,162,500	$–

Maturities of long-term debt are as follows:

Year ending December 31,
2010	$33,005,777
2011	2,340,000
2012	124,822,500
Total	$160,168,277

Term Loan (First Lien)

The First Lien Credit Agreement provides for a First Lien Revolving Credit Facility, a First Lien Term B Credit Facility and a First Lien Term C Credit Facility. The Company entered into two amendments with the First Lien debt holders in 2009. The first amendment in June 2009 modified certain covenants in return for a 1% fee and an increase in the interest rate. The second amendment, in December 2009, provided retroactive covenant relief for certain matters as of December 31, 2008, modified certain financial covenants through September 2012 pending meeting the required terms for closing the amendment and provided forbearance through February 15, 2010 until certain terms were met. These terms were met with an infusion of equity and the closing of an acquisition in January 2010 that are discussed in Note 24.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

11. Long-Term Debt (continued)

The Revolving Credit Facility provides loans in a maximum amount of $20,000,000 and matures on September 27, 2012. In connection with the closing of the amendment in January 2010, the interest rate is, at the Company’s option, either a rate of one-half of 1% per annum above the Federal Funds Rate plus 5.0% for base rate advances or the Eurodollar rate plus 6% provided that the rate will increase 75 basis points if the Company’s Leverage Ratio (as defined in the Credit Facility) exceeds a certain level. Unused borrowings under the Revolving Credit Facility are subject to a 1% commitment fee per annum. As of December 31, 2009, the Company had drawn $11,500,000 on the revolver and $2,975,000 of letters of credit were outstanding as of that date. Borrowings under the Revolving Credit Facility are classified as long-term debt based on the Company’s intent and ability to refinance the borrowing on a long-term basis. Borrowings on the revolver are secured by the assets of the Company.

The First Lien Term B Credit Facility as amended is for $78,000,000. The Company did not make any additions to the Term B credit facility in 2009. As of December 31, 2009, $75,502,500 was outstanding under the First Lien Term B Loan. The term loan provides for interest, depending on the Company’s election, with interest at a rate of one-half of 1% per annum above the Federal Funds Rate plus 5.5% or Eurodollar plus 6.5% at the Company’s option. At December 31, 2009 in connection with the closing of the amendment in January 2010, the interest rate increases by 75 basis points if the Company’s Leverage Ratio (as defined in the Credit Facility) exceeds a certain level. The First Lien Term B loan is to be amortized from December 31, 2007 until maturity. The First Lien Term B Credit Facility is secured by substantially all of the assets of the Company.

Term Loan (First Lien)

The First Lien Term C Credit Facility is for $19,500,000 which is the outstanding balance as of December 31, 2009. There were no additions to the Term C in 2009. The Term C interest rate was amended to 16.25% on $8,000,000 of the Term C Credit Facility for the period from April 1, 2009 to December 31, 2009 in connection with the December 2009 amendment and 13.08% on the remaining $11,500,000. Effective January 1, 2010, the interest rate on the $8,000,000 increased to 16.5%.

The First Lien Credit Agreement as amended includes various financial covenants, the most significant of which requires that the Company maintain certain quarterly financial ratios and limits annual capital expenditures. The required quarterly financial ratios become more restrictive to the Company over time. The Company’s future compliance with quarterly financial ratios is dependent on the Company’s ability to generate profits in excess of required amounts, which is subject to the risks and uncertainties surrounding the Company’s business. With the closing of the December 2009 amendment in January 2010, the Company was in compliance with all covenants at December 31, 2009. The Company was not in compliance with the terms of the First Lien Credit Facility at December 31, 2008 on the date of the original issuance of the financial statements; accordingly, the debt has been reflected as a current liability at December 31, 2008 in the accompanying consolidated balance sheet.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

11. Long-Term Debt (continued)

Term Loan (Second Lien)

The Second Lien Credit provides for a $25,000,000 Term facility that matures on September 27, 2012 and is repayable in full at that date. The Company entered into two amendments with the Second Lien debt holders in 2009. The first in May modified certain covenants in return for a 1% fee and an increase in the interest rate. The second amendment in December modified certain financial covenants through September 2012 pending meeting the required terms for closing the amendment. These terms were met with an infusion of equity and the closing of an acquisition in January 2010 that are discussed in Note 24. The interest rate at December 31, 2009 was the greater of 15.0% per annum and the Eurodollar rate plus 7.25%. The Second Lien amendment included a change in the interest rate to a rate of the greater of 15.75% per annum and the Eurodollar rate plus 7.25%. Interest is due quarterly beginning on December 31, 2007 until maturity.

The agreement includes various covenants, the most significant of which requires the Company to maintain certain quarterly financial ratios and limits capital expenditures. The Second Lien Term Loan Agreement is secured by substantially all of the assets of the Company. With the closing of the December 2009 amendment in January 2010, the Company was in compliance with all covenants at December 31, 2009.

Pursuant to the terms of the Second Lien Credit Facility, the Second Lien Credit Facility has also been reflected as a current liability at December 31, 2008 in the accompanying consolidated balance sheet as a result of the First Lien debt not being in compliance on the date of original issuance.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

11. Long-Term Debt (continued)

Holdings Revolving Facility

Holdings entered into a Loan Authorization Agreement dated as of September 25, 2007 with BMO Capital Markets Financing, Inc. (“BMO”).  The Loan Authorization Agreement established an $18,000,000 revolving credit facility (the “Holdings Revolving Facility”), and amounts borrowed against the facility are evidenced by a promissory note.  Interest is calculated based on the prime commercial rate, as defined in the Loan Authorization Agreement.  The average interest rates during 2009 and 2008 were 7.25% and 5.5%, respectively.  Interest on the borrowings are payable quarterly, at the option of Holdings, in cash or by adding such interest to the unpaid principal balance of the facility.  All interest incurred to date has been added to the principal balance of the facility.  Accrued and unpaid interest was $3,665,777 and $1,644,627 at December 31, 2009 and 2008, respectively.  The Holdings Revolving Facility and any unpaid interest accumulated to date are payable and mature on demand of BMO.  On March 24, 2008 and September 15, 2009, Holdings entered into amendments to the Loan Authorization Agreement that increased the amount of maximum credit under the facility to $28,000,000 and $35,000,000, respectively.  The obligations under the Loan Authorization Agreement are guaranteed by two funds of HM Capital.  There are no financial covenants included in the Holdings Revolving Facility.   The Holdings Revolving Facility is not secured or guaranteed by any assets of Holdings' subsidiaries.

12. Derivative Financial Instruments

The Company manages interest rate exposure by using derivative instruments to reduce the variability of interest payments for variable-rate debt. The Company is also required to maintain interest rate hedge agreements covering a notional amount of not less than 50% of the debt outstanding under the First Lien Credit Agreement.

On November 29, 2007, the Company entered into an interest rate collar agreement with an aggregate notional principal amount of $65,000,000 and a maturity date of November 30, 2010. The collar is used to hedge the required portion of the Company’s First Lien Credit Agreement and consists of a cap and a floor with a strike of 5.50% and 2.98%, respectively. The strike is indexed to three-month LIBOR. The change in the fair value of the derivative is reported as a component of interest expense. The amount of interest expense recorded for the interest rate collar for the years ended December 31, 2009 and 2008 was $1,272,114 and $1,712,168, respectively, which includes changes in the fair value of the collar liability. The fair value of the interest rate collar liability was $1,547,663 and $1,669,076 at December 31, 2009 and 2008, respectively, and is recorded as a component of accrued expenses in the consolidated balance sheet at December 31, 2009 and as other long-term liability in the consolidated balance sheet at December 31, 2008.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

13. Income Taxes

The components of (benefit) provision for income taxes were as follows:

	Year Ended December 31
	2009	2008
Federal:
Current	$–	$–
Deferred	(4,197,254)	3,647,516
Total	$(4,197,254)	$3,647,516

Foreign:
Current	$165,000	$314,000
Deferred	(74,000)	(34,000)
Total	$91,000	$280,000

State:
Current	$22,000	$–
Deferred	(659,000)	575,941
Total	$(637,000)	$575,941

The components of net deferred tax assets and liabilities are as follows:

	Year Ended December 31
	2009	2008
Gross deferred tax assets:
Net operating losses	$11,934,000	$3,866,783
Loss on asset write-down	–	353,000
Depreciation and amortization	12,278,000	7,410,957
Accrued interest expense	1,158,000	823,000
Goodwill	6,324,000	–
Other	1,723,000	1,015,000
Total gross deferred tax assets	33,417,000	13,468,740
Less valuation allowance	(33,308,000)	(13,434,740)
Net deferred tax assets	$109,000	$34,000

Gross deferred tax liabilities:
Goodwill	$–	$4,831,457

Total gross deferred tax liability	$–	$4,831,457
Net deferred tax liability	$–	$4,831,457

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

13. Income Taxes (continued)

At December 31, 2009 and 2008, the Company had gross deferred income tax assets of approximately $33,417,000 and $13,468,739, respectively, and gross deferred income tax liabilities of $0 and $4,831,457, respectively, which result primarily from federal and state net operating loss carry forwards, foreign tax, reserve balances, and depreciation and amortization. Because the Company has not yet achieved profitable operations, management believes the potential tax benefits from the deferred tax assets do not satisfy the realization criteria set forth in FASB ASC 740, and accordingly, has recorded a valuation allowance of the entire gross tax asset.

For tax purposes, goodwill is being amortized. In periods when the cumulative book basis of goodwill exceeds the tax basis of goodwill, as the basis difference will not reverse within the period that the deferred tax assets will reverse, a net tax deferred liability is recorded in the consolidated financial statements.

A reconciliation of U.S. statutory federal income tax rate related to pretax income (loss) from continuing operations to the effective tax rate for the years ended December 31 is as follows:

	2009	2008

U.S. statutory federal rates applied to pretax loss	35.0%	35.0%
Nondeductible expenses	(1.2)	(4.0)
State income taxes net of federal benefit	3.6	5.8
Provision to return adjustment	(1.2)	(1.1)
Other	(1.6)	2.0
Valuation allowance on deferred tax assets	(28.0)	(59.2)
Canada impact	0.2	0.4
Effective income tax rate	6.8%	(21.1)%

The Company’s effective tax rate differed from the federal statutory rate due to deferred state tax assets and liabilities and the Company’s valuation allowance.

At December 31, 2009 and 2008, the Company had federal and state net operating loss carry forwards of approximately $30,857,000 and $9,542,000, respectively, which begin to expire in 2014 and are fully expired in 2029.

The Company did not have unrecognized tax benefits as of December 31, 2009 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2009, the Company has not accrued interest or penalties related to uncertain tax positions. The Company’s tax returns for the years ended December 31, 2007 through December 31, 2009 are still subject to examination by tax jurisdictions.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

14. Concentration of Credit Risk

Financial instruments that may potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and contract receivables. The Company maintains substantially all of its cash investments with what it believes to be high-credit-quality financial institutions. As a policy, the Company does not collateralize its receivables; however, if collectability becomes questionable, appropriate liens may be filed.

The Company’s three largest customers accounted for approximately 85% and 86% of its consolidated revenues for the years ended December 31, 2009 and 2008, respectively. The Company’s three largest customers accounted for approximately 64%, 13% and 8% of its consolidated revenues, respectively, for the year ended December 31, 2009 compared to 53%, 21% and 12% of its consolidated revenues, respectively, for the year ended December, 31, 2008.

At December 31, 2009, accounts receivable, including unbilled revenue, due from the Company’s four largest customers with respect to outstanding receivables represented 26%, 23%, 17% and 16%, respectively, of the Company’s total accounts receivable balance. No other customer represented 10% or more of accounts receivable as of December 31, 2009. At December 31, 2008, the Company’s two largest customers with respect to outstanding receivables represented 61% and 20%, respectively, of the Company’s total accounts receivable balance. No other customer represented 10% or more of accounts receivable as of December 31, 2008.

15. Shareholder’s Equity

At the Company’s inception, the Board of Directors authorized 150,001,000 shares of capital stock consisting of 1,000 shares of preferred stock, par value $0.01 per share and 150,000,000 shares of common stock, par value $0.01 per share. As of December 31, 2009, the Company had 109,100,000 shares of common stock issued and outstanding.  There were no shares of preferred stock issued or outstanding at December 31, 2009.

16. Stock-Based Compensation

As of December 31, 2009, a total of 17,881,250 shares of Holdings’ common stock had been reserved for issuance under the 2007 Equity Incentive Plan (the “2007 Plan”) including 396,449 shares remaining eligible for the grant of awards under the plan.

Administration of the 2007 Plan. The 2007 Plan is administered by Holdings’ compensation committee of the Board of Directors or by one or more committees of the Board of Directors as designated. The administrator of the 2007 Plan and its authorized delegates have the authority to select the persons to whom awards may be granted and to determine: (i) the number, type and value of awards; (ii) the exercise price of an award and the time when it may be exercised (the plan administrator may not set the exercise price of an award lower than the fair market value of the stock on the date of the grant); (iii) the method of payment of the exercise price; and (iv) the other terms and conditions of awards.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

16. Stock-Based Compensation (continued)

Eligibility. Participation in the 2007 Plan is limited to employees, directors and consultants. The plan administrator, in its sole discretion, will determine which participants are eligible to participate in the 2007 Plan.

Vesting and Performance Objectives. An award under the 2007 Plan will become vested only if the vesting conditions set forth in the award agreement (as determined by the plan administrator) are satisfied. The vesting conditions include performance of services for a specified period. In granting performance-based awards, which are regulated by Section 162(m) of the Internal Revenue Code, the plan administrator is bound to follow the criteria established under the 2007 Plan. Generally, options vest over a five-year period.

Reorganization Event. Upon a change of control as defined under the 2007 Plan, all of the outstanding awards shall immediately vest.

Term of the Plan. Unless earlier terminated by the Board of Directors, the 2007 Plan will terminate on September 25, 2017.

In 2009 and 2008, the Company considered the following methodologies in arriving at its opinion as to the fair value of our common stock:

•	an estimate of the value of the Company based on the values of publicly held companies with similar businesses;

•
an estimate of the value of the Company based on a discounted cash flow analysis, utilizing the present value of anticipated future cash flows, discounted at an appropriate discount rate reflecting the risk inherent in the investment; and

•
allocation of our Company’s equity value, as determined by reference to the above analyses, to our outstanding classes of equity securities based on the relative risks, preferences, and privileges of such securities.

The Company estimated the fair value of its common stock based on the values of other publicly held companies engaged in similar businesses expressed as a multiple of earnings.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

16. Stock-Based Compensation (continued)

For the purpose of calculating the fair value of the Company’s stock options, the Company estimates expected stock-price volatility based on a value calculated using the historical volatility of an appropriate industry sector index. The risk-free interest rate assumption included in the calculation is based upon observed interest rates appropriate for the expected life of the employee stock options. The dividend yield assumption is based on the Company’s intent not to issue a dividend. The expected holding period is based on management’s best estimate of the period over which the options will be held.

Stock-based compensation expense recognized for the year ended December 31, 2009 was based on awards ultimately expected to vest, net of estimated forfeitures. Forfeitures were estimated based on management’s expectations as to the length of time they expect to own the Company.

The weighted-average fair value per share of stock options granted was $0.41 and $0.55 for the years ended December 31, 2009 and 2008, respectively. There were no stock options exercised during the year ended December 31, 2008. The weighted-average, grant-date fair value of options granted was $657,194 and $4,587,288 for the years ended December 31, 2009 and 2008, respectively.

The fair value of each option grant for the year ended December 31, 2009 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31
	2009	2008
Weighted-average assumptions:
Expected volatility	63.03%	58.08%
Dividend yield	0.00%	0.00%
Risk-free interest rate	2.19%	2.98%
Annual forfeiture rate	4.00%	4.00%
Expected holding period (in years)	5	5

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

16. Stock-Based Compensation (continued)

The following tables summarize information for the options outstanding and exercisable for the year ended December 31, 2009:

	Options	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value

Balance, December 31, 2008	16,559,026	$1.00
Granted	1,610,375	1.00
Forfeited	(684,600)	1.00
Balance, December 31, 2009	17,484,801	$1.00

Options expected to ultimately vest as of December 31, 2009	15,312,362	$1.00	7.7	$–

Options exercisable as of December 31, 2009	4,739,445	$1.00	7.7	$–

As of December 31, 2009, there was $5,488,000 of total unrecognized compensation cost, which includes the impact of expected forfeitures related to unvested stock-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 3.3 years.

17. Warrants

On September 27, 2007, concurrently with the purchase of UniTek USA, LLC, warrants were issued to purchase 5,000,000 shares of Holdings’ common stock with an exercise price of $2.50. The warrants are immediately exercisable and have a contractually agreed-upon 10-year term. The fair value of the warrants is $1,350,000 and was estimated using the Black-Scholes option-pricing model. The warrants were fully exercisable on the date of grant; accordingly, they have been reflected as a cost of the transaction.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

18. Commitments and Contingencies

The Company rents office space and equipment and trucks under noncancelable operating and capital leases, certain of which contain purchase option terms. Operating lease payments are expensed as incurred. During 2009, approximately $8,158,028 of trucks previously treated as operating leases were converted to capital leases by an amendment with the lessor. The future minimum lease commitments for all noncancelable operating and capital leases as of December 31, 2009 are as follows:

	Capital Leases	Operating Leases
Year ending December 31,
2010	$5,189,235	$8,369,933
2011	2,849,952	6,352,202
2012	1,161,372	4,382,416
2013	309,069	3,124,059
2014	–	836,430
Thereafter	–	107,549
Total minimum lease payments	9,509,628	23,172,589
Less: Amounts representing interest	168,579	–
Total capital lease obligation recorded in balance sheet	$9,341,049	$23,172,589

Rent expense was $3,631,271 and $2,532,150 for the years ended December 31, 2009 and 2008, respectively.

19. Related-Party Transactions

The Company maintains certain policies and procedures for the review, approval, and ratification of related-party transactions to ensure that all transactions with selected parties are fair, reasonable and in the Company’s best interest. All significant relationships and transactions are separately identified by management if they meet the definition of a related party or a related-party transaction. Related-party transactions include transactions that occurred during the year, or are currently proposed, in which the Company was or will be a participant and in which any related person had or will have a direct or indirect material interest. All related-party transactions are reviewed, approved and documented by the appropriate level of the Company’s management in accordance with these policies and procedures.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

19. Related-Party Transactions (continued)

In conjunction with the September 27, 2007 transaction, the Company and HM Capital entered into a Financial Advisory Agreement relating to the provision of certain financial and strategic advisory services and consulting services. Beginning on October 1, 2007, the Company entered into a Monitoring and Oversight Agreement with HM Capital that provides for an annual base fee of either $500,000 or an annual monitoring fee of 2.0% of the budgeted consolidated annual EBITDA of UniTek Holdings, Inc. and its subsidiaries, whichever is higher. For the years ended December 31, 2009 and 2008, the Company paid $696,781 and $686,139, respectively, in monitoring and oversight fees including expenses.

Additionally, the Monitoring and Oversight Agreement also provides for a financial advisory fee equal to 1.5% of the purchase price for all subsequent transactions plus reimbursable expenses. For the years ended December 31, 2009 and 2008, the Company paid $104,133 and $266,856, respectively, in such fees.

20. Litigation

From time to time, the Company is a party to various lawsuits, claims, or other legal proceedings and is subject, due to the nature of its business, to governmental agency oversight, audits, investigations and review. Such actions may seek, among other things, compensation for alleged personal injury, breach of contract, property damage, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. Under such governmental audits and investigations, the Company may become subject to fines and penalties or other monetary damages. With respect to such lawsuits, claims, proceedings and governmental investigations and audits, the Company accrues reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. The Company does not believe any of the pending proceedings, individually or in the aggregate, will have a material adverse effect on its consolidated results of operations, cash flows or financial condition.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

21. Fair Value Measurements

As defined by ASC 820, Fair Value Measurements and Disclosures (ASC 820), the fair value of an asset or liability would be based on an “exit price” basis rather than an “entry price” basis. Additionally, the fair value should be market-based and not an entity-based measurement. SFAS No. 157 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No. 157 describes three levels of input that may be used to measure fair value.

•
Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date.

•
Level 2 – Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets. Level 2 inputs include the following:

–	Quoted prices for similar assets or liabilities in active markets;

–	Quoted prices for identical or similar assets or liabilities in non-active markets;

–	Inputs other than quoted prices that are observable for substantially the full term of the asset or liability; and

–	Inputs that are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

•
Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

21. Fair Value Measurements (continued)

The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements at December 31, 2009
	Fair Value at December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash	$2,263,278	$2,263,278	$–	$–
Total	$2,263,278	$2,263,278	$–	$–

Liabilities
Interest-rate collar	$1,547,663	$–	$1,547,663	$–
Total	$1,547,663	$–	$1,547,663	$–

The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Fair Value Measurements at December 31, 2008
	Fair Value at December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash	$5,348,133	$5,348,133	$–	$–
Total	$5,348,133	$5,348,133	$–	$–

Liabilities
Interest-rate collar	$1,669,076	$–	$1,669,076	$–
Total	$1,669,076	$–	$1,669,076	$–

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

21. Fair Value Measurements (continued)

The following table summarizes our financial assets and liabilities measured at fair value on a nonrecurring basis as of October 3, 2009, the date on which the Company determined that certain assets of the Telecom reporting unit were impaired:

	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Goodwill – Telecom	$32,670,235	$–	$–	$32,670,235
Customer Contracts – Telecom	480,000	–	–	480,000
Other Intangibles – Telecom	18,672	–	–	18,672
Total	$33,168,907	$–	$–	$33,168,907

Derivatives

On November 29, 2007, the Company entered into an interest-rate collar agreement with an aggregate notional principal amount of $65,000,000. The collar is used to hedge the required portion of the Company’s First Lien Credit Agreement. The fair value of the interest-rate collar liability was $1,547,663 and $1,669,076 at December 31, 2009 and 2008, respectively. The Company utilized a present value technique to fair value each derivative contract. The Company calculated the present value of future expected cash flows using a discount rate commensurate with the underlying risk of the debtor.

Asset Impairment

The Company performed its required annual goodwill impairment test as of October 3, 2009 and determined that the goodwill, customer contracts, and certain other intangibles of its Telecom reporting unit were impaired as of that date. The fair value of the goodwill was implied by calculating the fair value of the Telecom reporting unit and subtracting from that the fair values of the assets attributable to the reporting unit other than goodwill. The fair values of the reporting unit, the customer contracts, and the other intangible assets of Telecom were determined by estimating the future discounted cash flows attributable to each, which was determined using the Company’s internal operating forecasts, weighted-average cost of capital, and certain other assumptions (Level 3 measurements). The fair values of the other assets attributable to the Telecom reporting unit were calculated using observable inputs (Level 1 or 2 measurements) and used only for purposes of calculating the implied value of the Telecom reporting unit goodwill.

UniTek Holdings, Inc.
Notes to Consolidated Financial Statements
December 31, 2009

22. Discontinued Operations

Discontinued operations consist of the satellite markets provided to DirecTV as part of the market swaps highlighted in Notes 3 and 4 and certain cable markets that have been exited for various operations reasons. The following table summarizes the results for our discontinued operations for the year ended December 31, 2009 and 2008:

	Year Ended December 31
	2009	2008

Revenues	$12,266,027	$47,035,198
Cost of revenues	11,530,252	40,065,390
Gross profit	735,775	6,969,808
Depreciation and amortization	665,220	2,517,116
Operating income	70,555	4,452,692
(Gain) loss on sale of assets	(110,885)	871,417
Income from discontinued operations before income taxes	181,440	3,581,275
Tax benefit from discontinued operations	–	453,000
Income from discontinued operations	$181,440	$4,034,275

23. Segment Reporting

We report our financial results on the basis of two reportable segments: (1) fulfillment and (2) engineering and construction.  The fulfillment segment consists of installation and other services for the television industry. This reporting segment includes the satellite and cable operating segments of the Company.  The Company recognizes revenue from fulfillment services net of satellite equipment as the Company acts solely as an agent.  The engineering and construction segment consists of engineering and construction services for the wired telecommunications industry on a project basis.  The reporting segment includes the telecom operating segment of the Company.  Revenue is recognized based on the contractually agreed price per unit as the units are completed.

The Company evaluates the performance of its operating segments based on several factors of which the primary financial measure is segment EBITDA.  Management believes segment operating income represents the closest GAAP measure to segment EBITDA.  Selected segment financial information for the years ended December 31, 2009 and December 31, 2008 is presented below:

	Year Ended
	December 31, 2009			December 31, 2008
	Fulfillment	Engineering & Construction	Total	Fulfillment	Engineering & Construction	Total

Revenue	$238,656,428	39,441,916	$278,098,344	$148,463,541	$67,288,371	$215,751,912

Cost of revenue	200,326,193	37,024, 261	237,350,454	123,422,622	56,896,101	180,318,723

Gross profit	38,330,235	2,417,655	40,747,890	25,040,919	10,392,270	35,433,189

Selling, general and administrative expenses	20,761,134	6,098,748	26,859,882	14,756,828	6,106,702	20,863,530

Asset impairment	—	38,430,952	38,430,952	—	—	—

Depreciation and amortization	17,144,224	9,733,803	26,878,027	11,305,876	9,964,312	21,270,188

Operating income (loss)	$424,877	$(51,845,848)	$(51,420,971)	$(1,021,785)	$(5,678,744)	$(6,700,529)

Interest expense, net			18,824,916			16,013,765

Other expense, net			284,273			7,480

Loss from continuing operations before income taxes			$(70,530,160)			$(22,721,774)

Acquisition of property and equipment	$4,110,563	$494,148	$4,604,711	$2,013,995	$771,906	$2,785,901

23. Segment Reporting (continued)

At December 31, 2009, the total assets of the fulfillment segment were $182,092,265 and the engineering and construction segment were $49,748,872.  This compares to $171,757,316 and $110,257,309 at December 31, 2008 for the fulfillment and engineering and construction segment, respectively.  The increase of $10,334,949 in the fulfillment segment was primarily from higher working capital.  The decrease of $60,508,437 on the engineering and construction segment compared to December 31, 2008 was primarily related to the impairment of long-lived assets in 2009 and lower working capital.

At December 31, 2009, goodwill of the fulfillment segment was $104,822,810 and the engineering and construction segment was $33,004,745.  This compares to $107,808,637 and $63,894,835 at December 31, 2008 for the fulfillment and engineering and construction segment, respectively.  The decrease of $2,985,827 in the fulfillment segment was primarily related to the 2009 DirecTV swap.  The decrease of $30,890,090 on the engineering and construction segment compared to December 31, 2008 was primarily related to the impairment of the telecom goodwill in 2009.

Our two largest customers contributed accounted for 89% and 84%, respectively, of revenue to the fulfillment segment in 2009 and 2008.  Our largest two customers contributed 83% and 84%, respectively, of revenue to the engineering and construction segment in 2009 and 2008.  No other customers contributed more than 10% of segment revenue.

During the years ended December 31, 2009 and 2008, DirecTV contributed 64% and 44%, respectively, and Comcast contributed 13% and 14%, respectively, to our total revenue to the fulfillment segment.

24. Subsequent Events

On January 26, 2010, HM Capital and certain other shareholders invested $12.5 million of equity into Holdings for 12,500,000 shares of Series A Convertible Preferred Stock of Holdings (“Holdings Series A”).

On January 27, 2010, Holdings and HM Capital entered into an Agreement and Plan of Merger with Berliner Communications, Inc. (“Berliner”). Berliner is a public company trading on the OTC Bulletin Boards. Berliner services the wireless telecommunications industry’s construction and site acquisition markets. The terms of the Agreement and Plan of Merger call for Holdings common shares to be exchanged at a 1:1 ratio for Berliner common shares. In addition, Holdings paid in full the $11,581,502 outstanding principal of the Berliner senior credit facility with PNC Bank and the Company repaid $2.0 million of the outstanding balance on its Term B Credit Facility. The PNC payoff was funded by Berliner excess cash and the proceeds received from the issuance of Holdings Series A shares.

For accounting purposes, the Merger is treated as a reverse merger with the Company being the accounting acquirer.  Unaudited pro-forma information of the Company assuming the Merger, and the related amendments to the Company’s debt facilities, had been completed as of January 1, 2009 is as follows (in thousands):

Revenues	$347,511
Operating loss	$(58,624)
Net loss from continuing operations	$(77,091)

In connection with the Berliner transaction, the Company entered into an Amended and Restated Monitoring and Oversight Agreement (the “M&O Agreement”) with HM Capital. Pursuant to the M&O Agreement, the Company will pay HM Capital an annual fee of $720,000 for calendar year 2010, $730,000 for calendar year 2011 and $754,000 for calendar year 2012 and for each calendar year thereafter. Each annual fee will be payable quarterly; however, no payment is due unless the Company meets a total leverage ratio defined in the M&O Agreement. In the event the ratio is not achieved, the annual fee will accrue until any subsequent quarter in which the covenant level is exceeded at which time all accrued and unpaid payments will become due and payable.

24. Subsequent Events (continued)

In conjunction with the Berliner transaction, the Company entered into a Credit and Support Agreement with two funds of HM Capital that are parties to the guaranty of the Holdings Revolving Facility.  The Credit and Support Agreement provides for the payment of a credit support fee for the continued guaranty of the Company’s performance under the Holdings Revolving Facility.  The credit support fee is equal to 6% (or the maximum contract rate of interest permitted by law if less than 6%) on the aggregate of the outstanding principal and accrued interest added to the principal.  The credit support fee is payable quarterly in cash or, at the Company’s option in shares of Berliner Series B Preferred stock.

On March 31, 2010, the Company entered into a Senior Secured Letter of Credit Facility arrangement (the “LOC Facility”), via an amendment to the First Lien Credit Agreement, by and among the Company, Midco, certain subsidiaries of the Company as guarantors, the initial lenders under the LOC Facility, Royal Bank of Canada, as administrative agent and collateral agent for the lenders and HSBC Bank Canada, as issuing bank for the letters of credit. The LOC Facility permits the Company to draw from a $12,000,000 tranche added to the credit facility established by the First Lien Credit Agreement. This tranche allows the Company to issue letters of credit in support of the Company’s obligations under certain insurance policies and other general corporate purposes. The LOC Facility charges a 1.333% per month cash fee payable on issued but unfunded letters of credit and a 1.0% per annum cash fee on the daily average unfunded amount of the LOC Facility. Funded letters of credit will carry an interest rate of LIBOR plus 6.75% per annum with a 2.5% LIBOR floor.

On June 16, 2010, the Company entered into an amendment with the First Lien Debt Holders to amend certain financial covenants.

On July 16, 2010, the Company amended its existing Term B Credit Facility to provide a Third Incremental Term B Facility of up to $20,000,000.  $15,000,000 of the facility was made available to the Company upon the closing of the amendment.  The additional $5,000,000 of the facility shall be available to the Company as early as November upon the achievement of certain EBITDA levels and covenant compliance as defined in the amendment.  The proceeds were used to reduce the existing balance on the Revolving Credit Facility to support future working capital needs.  The Third Incremental Term B Facility currently bears interest at the same rate as the prior Term B facility.  Pursuant to the terms of the amendment, the Third Incremental Term B Lenders received warrants to purchase an aggregate of 3,000,000 shares of common stock of the Company.  The warrants have an exercise price of $0.01 per share, vested 25% upon issuance, and the remaining warrants vest ratably through September 1, 2012.  The warrants contain a cashless exercise provision and provide for anti-dilution adjustments in the case of reclassifications, consolidations, mergers or sales that impact the Company’s common stock.

Outstanding operational execution...	...has created a leading model for permanently outsourced infrastructure services...	...with substantial opportunities for continued growth
PROS – A Highly Differentiated Operational Strategy That Drives Results	Long-Term Contracts with Blue Chip Customer Base	Favorable Industry Dynamics – Convergence of Communications Technologies
Successful Track Record of Integrating Accretive Acquisitions	Reputation for Quality and Service	Balanced Business Strategy
Experienced and Proven Management Team	Strong Financial Performance	Additional Value-Added Services
Technology Adoption that Drives Efficiency, Customer Satisfaction and Safety	Efficient and Scalable Shared Services	Scalable Business Model

PROS

Premium Real-Time Operating Solution

*The **UniTek** culture is centered around **PROS** and a specifically developed shared services model that allows field management to focus exclusively on customers – this approach achieves industry-leading customer satisfaction and generates exceptional operational efficiency and performance throughout the organization.*

- **Provides management and field personnel with array of exception-based, real-time operating and financial reports**
  - Focused on "event management" parameters and metrics
  - Promulgates prompt, corrective actions
- **Enables consistent communication across an international multi-location organization**
- **Drives standardization of policies and procedures to ensure the highest level of execution**

Until                      , 2010, all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               Shares

UniTek Global Services, Inc.

Common Stock

PROSPECTUS

Roth Capital Partners

                                   , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.             Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All of such expenses are estimates, except the fees payable to the SEC and the Financial Industry Regulatory Authority.

Securities and Exchange Commission registration fee		$6,150.00
Financial Industry Regulatory Authority fee		$9,125.00
Stock exchange fees		*
Printing and mailing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*
Total:	$	*

*           To be provided by amendment.

Item 14.             Indemnification of Directors and Officers

Section 102 of the DGCL allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock purchase or redemption in violation of the DGCL or obtained an improper personal benefit.

Our Charter specifically limits each director’s personal liability, as permitted by Section 102 of the DGCL, and provides that if it is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses (including attorneys’ fees, but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification will be made in the event of any adjudication of liability on the part of a person to the corporation, unless a court believes that in view of all the circumstances indemnification should apply. Our Charter provides for indemnification of our directors, officers, employees and agents to the fullest extent permitted by the DGCL.

Our Bylaws also provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL against all expenses, liability and loss (including attorneys’ fees judgments, fines, special excise taxes or penalties on amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, including the right to require advancement by us of attorneys’ fees and other expenses incurred in defending any such proceeding in advance of its final disposition, provided that we receive an undertaking from such person to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified. We have entered into agreements with certain of our directors and executive officers, which provide for indemnification of such persons in their capacities of director and/or officer, and we maintain a directors’ and executive officers’ liability insurance policy as permitted by our Charter and Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, following the Merger, the Company entered into indemnification agreements, or the D&O Indemnification Agreements with our directors and certain executive officers (Messrs. Berliner, Dailey, Giacalone, Hisey, Brodsky, MacDonald, Siber, Yannantuono, Perkins, Lejman, Day, Hopkin and Colonnetta), whereby the Company agreed to indemnify them, to the fullest extent permitted under Delaware law, against all expenses, judgments, costs, fines and amounts paid in settlement actually incurred by the directors in connection with any civil, criminal, administrative or investigative action brought against the directors by reason of their relationship with the Company. The D&O Indemnification Agreements provide for indemnification rights regarding third-party claims and in certain circumstances, proceedings brought by or in the right of the Company. In addition, the D&O Indemnification Agreements provide for the advancement of expenses incurred in connection with any proceeding covered by the D&O Indemnification Agreements, as permitted by Delaware law.

Also, following the Merger, the Company and its subsidiaries entered into an indemnification priority agreement with HM LLC to clarify the priority of advancement of expenses and indemnification obligations among the Company, our subsidiaries and any directors appointed by HM LLC and other related matters.

Item 15.             Recent Sales of Unregistered Securities

Pursuant to the Merger Agreement, we issued 1,317,602 shares of Series A Preferred, 250,005 shares of Series B Preferred and 43,920,000 shares of our common stock to the UniTek stockholders. The offer and sale of these shares in connection with the Merger Agreement were made in reliance on an exemption from registration under the Securities Act, pursuant to Section 4(2) thereof.

On July 16, 2010, we amended our existing Term B Credit Facility to provide a Third Incremental Term B Facility of up to $20.0 million.  Upon closing of the amendment, $15.0 million of the facility was made available to us. The additional $5.0 million of the facility shall be available to us as early as November upon the achievement of certain EBITDA levels and covenant compliance as defined in the amendment.  The proceeds were used to reduce the existing balance on the Revolving Credit Facility to support future working capital needs.  The Third Incremental Term B Facility currently bears interest at the same rate as the prior Term B Credit Facility.  Pursuant to the terms of the amendment, the lenders under the Third Incremental Term B Facility received warrants to purchase an aggregate of 3,000,000 shares of our common stock.  The warrants have an exercise price of $0.01 per share, vested 25% upon issuance, and the remaining warrants vest ratably through September 1, 2012.  The warrants contain a cashless exercise provision and provide for anti-dilution adjustments in the case of reclassifications, consolidations, mergers or sales that impact our common stock. The offer and sale of these warrants were made in reliance on an exemption from registration under the Securities Act, pursuant to Section 4(2) thereof.

Item 16.             Exhibits

*1.1	Form of Underwriting Agreement

2.1
Agreement and Plan of Merger, dated as of January 27, 2010, by and among Berliner Communications, Inc., BCI East, Inc., Richard Berliner (as Parent Representative), HM Capital Partners LLC (as Company Representative) and Unitek Holdings, Inc. (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

3.1	Amended and Restated Certificate of Incorporation of Berliner Communications, Inc. (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on June 4, 2010)

3.2
Certificate of Designation for the Berliner Series A Preferred Stock of Berliner Communications, Inc. (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

3.3
Certificate of Designation for the Berliner Series B Preferred Stock of Berliner Communications, Inc. (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

3.4	Amended and Restated Bylaws of Berliner Communications, Inc. (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

4.1
Registration Rights Agreement, dated as of January 27, 2010, by and between Berliner Communications, Inc. and those holders of capital stock of Berliner listed on Exhibit A thereto (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

4.2
Voting Agreement, dated as of January 27, 2010, by and among Berliner Communications, Inc., HM Capital Partners, LLC, and those holders of capital stock of Berliner listed on Exhibit A thereto (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

4.3	Form of Substitute Option (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

4.4	Form of Substitute Warrant (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

4.5	Form of Warrant (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on July 22, 2010)

4.6	Amendment No. 1 to Registration Rights Agreement, dated as of July 16, 2010 (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on July 22, 2010)

*5.1	Opinion of Morgan, Lewis & Bockius LLP

10.1
Credit Support Agreement, dated as of January 27, 2010, by and among Sector Performance Fund, LP, SPF SBS LP, Unitek Holdings, Inc. and Berliner Communications, Inc. (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

#10.2.1
Employment Agreement, dated as of July 5, 2009, by and between Unitek USA, LLC and Peter Giacalone (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

#10.2.2
Amendment to Employment Agreement, dated as of December 23, 2009, by and between Unitek USA, LLC and Peter Giacalone (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

#10.3.1	Employment Agreement, dated as of July 5, 2009, by and between Unitek USA, LLC and C. Scott Hisey (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

#10.3.2
Amendment to Employment Agreement, dated as of December 23, 2009, by and between Unitek USA, LLC and C. Scott Hisey (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

#10.4.1
Employment Agreement, dated as of July 5, 2009, by and between Unitek USA, LLC and Ronald J. Lejman (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

#10.4.2
Amendment to Employment Agreement, dated as of December 23, 2009, by and between Unitek USA, LLC and Ronald J. Lejman (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

#10.5
Amendment to Employment Agreement, dated as of January 27, 2010, by and between Berliner Communications, Inc. and Richard Berliner (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

#10.6
Amendment to Employment Agreement, dated as of January 27, 2010, by and between Berliner Communications, Inc. and Robert Bradley (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

#10.7.1
Amendment to Employment Agreement, dated as of January 27, 2010, by and between Berliner Communications, Inc. and Michael S. Guerriero (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

#10.7.2
Amendment No. 2 to Employment Agreement, dated as of July 9, 2010, by and between Berliner Communications, Inc. and Michael S. Guerriero (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on July 12, 2010)

#10.8
Amendment to Employment Agreement, dated as of January 27, 2010, by and between Berliner Communications, Inc. and Nicholas Day (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

#10.9
Amendment to Employment Agreement, dated as of January 27, 2010, by and between Berliner Communications, Inc. and Raymond A. Cardonne, Jr. (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

#10.10
Assignment of Employment Agreement dated as of April 27, 2010, by and between UniTek USA  LLC and Berliner Communications, Inc. and consented to by Peter Giacalone (Incorporated herein by reference from Company’s Quarterly Report on Form 10-Q filed on May 18, 2010)

#10.11
Assignment of Employment Agreement dated as of April 27, 2010, by and between UniTek USA  LLC and Berliner Communications, Inc. and consented to by C. Scott Hisey (Incorporated herein by reference from Company’s Quarterly Report on Form 10-Q filed on May 18, 2010)

#10.12
Assignment of Employment Agreement dated as of April 27, 2010, by and between UniTek USA LLC and Berliner Communications, Inc. and consented to by Ronald J. Lejman (Incorporated herein by reference from Company’s Quarterly Report on Form 10-Q filed on May 18, 2010)

10.13	Form of D&O Indemnification Agreement (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

10.14
Indemnification Priority Agreement, dated as of January 27, 2010, by and among HM Capital Partners LLC, Berliner Communications, Inc., BCI Communications, Inc., Unitek USA, LLC, Unitek Holdings, Inc., Unitek Midco, Inc. and Unitek Acquisition, Inc. (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

10.15
Amended and Restated Monitoring and Oversight Agreement, dated as of January 27, 2010, by and among BCI Communications, Inc., Unitek USA, LLC, Unitek Holdings, Inc., Unitek Midco, Inc., Unitek Acquisition, Inc. and HM Capital Partners I LP (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

10.16	Unitek Holdings, Inc. 2007 Equity Incentive Plan (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010)

10.17
First Lien Credit Agreement, dated as of September 27, 2007 among Unitek Acquisition, Inc., Unitek Midco, Inc., certain subsidiaries of Unitek Acquisition, Inc. as guarantors, the initial lenders, Royal Bank of Canada and RBC Capital Markets. (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on February 2, 2010)

10.18
Amendment No. 1 to the First Lien Credit Agreement, dated as of December 5, 2007, among Unitek Acquisition, Inc., the other lenders parties to the First Lien Credit Agreement referred to therein and Royal Bank of Canada (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on February 2, 2010)

10.19
Amendment No. 2 to the First Lien Credit Agreement, dated as of March 26, 2008, among Unitek Acquisition, Inc., the other lenders parties to the First Lien Credit Agreement referred to therein and Royal Bank of Canada (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on February 2, 2010)

10.20
Amendment No. 3 to the First Lien Credit Agreement, dated as of June 23, 2009, among Unitek Acquisition, Inc., Unitek Midco, Inc., certain subsidiaries of Unitek Acquisition, Inc. as guarantors, the other lenders parties to the First Lien Credit Agreement referred to therein and Royal Bank of Canada (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on February 2, 2010)

10.21
Amendment No. 4 to the First Lien Credit Agreement, dated as of December 17, 2009, among Unitek Acquisition, Inc., Unitek Midco, Inc., certain subsidiaries of Unitek Acquisition, Inc. as guarantors, the other lenders parties to the First Lien Credit Agreement referred to therein and Royal Bank of Canada (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on February 2, 2010)

10.22
Incremental Term B Facility Amendment, dated as of December 21, 2007, among Unitek Acquisition, Inc., the Incremental Term B Lender (as defined therein) and Royal Bank of Canada (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on February 2, 2010)

10.23
Second Incremental Term B Facility Amendment, dated as of July 2, 2008, among Unitek Acquisition, Inc., the Incremental Term B Lender (as defined therein) and Royal Bank of Canada (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on February 2, 2010)

10.24
Incremental Term C Facility Amendment, dated as of December 21, 2007, among Unitek Acquisition, Inc., the Incremental Term C Lenders (as defined therein) and Royal Bank of Canada (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on February 2, 2010)

10.25
Second Incremental Term C Facility Amendment, dated as of September 30, 2008, among Unitek Acquisition, Inc., the Second Incremental Term C Lenders (as defined therein) and Royal Bank of Canada (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on February 2, 2010)

10.26
Amendment No. 1 to Second Incremental Term C Facility Amendment, dated as of May 15, 2009, among Unitek Acquisition, Inc., the Second Incremental Term C Lenders (as defined therein) and Royal Bank of Canada (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on February 2, 2010)

10.27
Amendment No. 2 to Second Incremental Term C Facility Amendment, dated as of December 17, 2009, among Unitek Acquisition, Inc., the Second Incremental Term C Lenders (as defined therein) and Royal Bank of Canada (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on February 2, 2010)

10.28
Second Lien Term Loan Agreement, dated as of September 27, 2007, among Unitek Acquisition, Inc., Unitek Midco, Inc., certain subsidiaries of Unitek Acquisition, Inc. as guarantors, the initial lenders, Royal Bank of Canada and RBC Capital Markets (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on February 2, 2010)

10.29
Amendment No. 1 to the Second Lien Term Loan Agreement, dated as of May 15, 2009, among Unitek Acquisition, Inc., Unitek Midco, Inc., certain subsidiaries of Unitek Acquisition, Inc. as guarantors, the financial institutions and other lenders parties to the Second Lien Credit Agreement referred to therein and Royal Bank of Canada (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on February 2, 2010)

10.30
Amendment No. 2 to the Second Lien Term Loan Agreement, dated as of December 17, 2009, among Unitek Acquisition, Inc., Unitek Midco, Inc., certain subsidiaries of Unitek Acquisition, Inc. as guarantors, the financial institutions and other lenders parties to the Second Lien Credit Agreement referred to therein and Royal Bank of Canada (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on February 2, 2010)

10.31
Loan Authorization Agreement, dated as of September 25, 2007, among Unitek Holdings, Inc. and BMO Capital Markets Financing, Inc. (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on February 2, 2010)

10.32
First Amendment to Loan Authorization Agreement, dated as of March 24, 2008, among Unitek Holdings, Inc. and BMO Capital Markets Financing, Inc. (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on February 2, 2010)

10.33
Second Amendment to Loan Authorization Agreement, dated as of September 15, 2009, among Unitek Holdings, Inc. and BMO Capital Markets Financing, Inc. (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on February 2, 2010)

10.34
First Incremental Revolving Credit Agreement, dated as of March 30, 2010, by and among Unitek Acquisition, Inc., Unitek Midco, Inc., certain subsidiaries as subsidiary guarantors, Maxam Opportunities Fund LP and Maxam Opportunities Fund (International) LP, and Royal Bank of Canada, as Administrative Agent and Collateral Agent. (Incorporated herein by reference from Company’s Quarterly Report on Form 10-Q filed on May 18, 2010)

10.35
Third Incremental Term B Facility Amendment and Amendment No. 6 to the First Lien Credit Agreement, dated as of July 16, 2010, by and among Unitek Acquisition, Inc., Unitek Midco, Inc., certain subsidiaries as subsidiary guarantors, the Third Incremental Term B Lenders, Royal Bank of Canada and other lenders parties to the First Lien Credit Agreement (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on July 22, 2010)

*21	Subsidiaries of the Registant

+23.1	Consent of BDO Seidman, LLP, independent registered public accounting firm

+23.2	Consent of Ernst & Young LLP, independent registered public accounting firm

*23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included in the signature page to this registration statement)

# Management contract or compensatory plan or arrangement.
* To be filed by amendment.
+ Filed herewith.

(a)(1)	Financial Statements

UniTek Holdings, Inc. Consolidated Financial Statements for the years ended December 31, 2009 and 2008

(a)(2)      Financial Statement Schedules

(b)           Exhibits

See Item 16.

Item 17.             Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Blue Bell, Commonwealth of Pennsylvania, on August 13, 2010.

UniTek Global Services, Inc.

By:	/s/ C. Scott Hisey
Name: C. Scott Hisey
Title: Chief Executive Officer

Power of Attorney

We, the undersigned officers and directors of UniTek Global Services, Inc., hereby severally constitute and appoint C. Scott Hisey and Nicholas Day, and each of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement on Form S-1 and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ C. Scott Hisey	Chief Executive Officer	August 13, 2010
C. Scott Hisey	(Principal Executive Officer)

/s/ Ronald J. Lejman	Chief Financial Officer and Treasurer	August 13, 2010
Ronald J. Lejman	(Principal Financial and Accounting Officer)

/s/ Peter Giacalone	Director, Chairman of the Board and President	August 13, 2010
Peter Giacalone

/s/ Richard Berliner	Director, Chief Marketing Officer and Chief	August 13, 2010
Richard Berliner	Executive Officer of BCI Communications, Inc.

/s/ Peter Brodsky	Director	August 13, 2010
Peter Brodsky

/s/ Daniel Hopkin	Director	August 13, 2010
Daniel Hopkin

/s/ Joseph Colonnetta	Director	August 13, 2010
Joseph Colonnetta

/s/ Dean MacDonald	Director	August 13, 2010
Dean MacDonald

/s/ Mark Dailey	Director	August 13, 2010
Mark Dailey

/s/ Richard Siber	Director	August 13, 2010
Richard Siber